Exhibit 2.9

These materials are important and require your immediate attention. They require common shareholders of Canadian Western Bank to make important decisions. If you are in doubt about how to make such decisions, please contact your financial, legal, tax or other professional advisors. If you are a common shareholder of Canadian Western Bank and have any questions regarding the information contained in this Circular or require assistance in completing your form of proxy or voting instruction form, please contact Kingsdale Advisors, our strategic advisor, by telephone at 1-866-851-3215 (toll-free in North America) or at 1-437-561-5012 (text and call enabled outside of North America), or by email at contactus@kingsdaleadvisors.com.

CWB common shareholders in the United States should read the section “Notice to Shareholders in the United States” starting on page 2 of the accompanying management proxy circular.

Canadian Western Bank

Notice of Special Meeting of Common Shareholders

to be held on September 3, 2024

and

Management Proxy Circular

with respect to a proposed

TRANSACTION

involving

CANADIAN WESTERN BANK and NATIONAL BANK OF CANADA

July 12, 2024

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CANADIAN WESTERN BANK COMMON SHAREHOLDERS VOTE IN FAVOUR OF THE TRANSACTION RESOLUTION BY VOTING ‘FOR’

These materials are important and require your immediate attention. They require Canadian Western Bank common shareholders to make important decisions. If you require assistance, please contact your financial, legal, tax or other professional advisors.

July 12, 2024

Dear Canadian Western Bank Shareholders:

On June 11, 2024, Canadian Western Bank (“CWB”) and National Bank of Canada (“NBC”) entered into a definitive agreement pursuant to which NBC, a leading Canadian bank, proposed to acquire all of the issued and outstanding common shares of CWB by way of share exchange (the “Transaction”) valued at approximately $5.0 billion, creating a united Canadian banking leader with growth priorities across the country.

As part of the transaction, CWB common shareholders will be entitled to receive 0.450 of a NBC common share (a “NBC Share”) for each CWB common share (a “CWB Share”) held as of the date of closing (the “Exchange Ratio”), which equates to $52.35 per CWB Share based on the closing price of NBC Shares on June 11, 2024. This consideration represents a 110% premium to the closing price of CWB Shares on the Toronto Stock Exchange (the “TSX”) on June 11, 2024, and a premium of 100% based on the 20-day volume weighted average trading prices of both companies on the TSX as of June 11, 2024.

CWB believes that the Transaction brings together two complementary Canadian banks with growing businesses, enabling the united bank to enhance services to its customers by offering a comprehensive product and service platform at national scale, with a regionally focused service model. CWB’s current retail customers will benefit from a larger product offering and digital platform, small business clients can utilize NBC’s cash and risk management solutions, and commercial clients will benefit from access to NBC’s leading capital markets franchise. In addition to these strategic benefits, the Transaction is expected to result in pre-tax annual cost and funding synergies of up to $270 million, with additional upside from opportunities to further increase revenues of the united bank.

The special committee of CWB, after having undertaken a thorough review of, and having carefully considered the terms of the Transaction, along with a number of other factors set out in the accompanying management proxy circular (the “Circular”), and after consultation with its outside legal advisor and based upon, among other things, receipt of a fairness opinion from J.P. Morgan Securities Canada Inc. that, as of June 11, 2024, the Exchange Ratio (as defined therein) in the Transaction is fair, from a financial point of view, to the CWB common shareholders (other than NBC) (the “Fairness Opinion”),1 unanimously recommended that CWB’s board of directors (the “Board”) approve the Transaction and recommend that CWB common shareholders vote IN FAVOUR of the Transaction resolution.

Including for the aforementioned and other reasons set out in the accompanying Circular, the Board after consultation with its legal advisors and based upon, among other things, receipt of the Fairness Opinion, unanimously determined that the Transaction is in the best interests of CWB and is fair to CWB common shareholders. After careful consideration of the Transaction, the Board has unanimously approved the Transaction and UNANIMOUSLY recommends that CWB common shareholders vote IN FAVOUR of the Transaction resolution by voting ‘FOR’.

Your vote on this matter is important, regardless of the number of CWB Shares you hold.

The Transaction will be effected by way of an amendment to the by-laws of CWB, as more fully described in the accompanying Circular.

You are invited to attend the special meeting of CWB’s common shareholders (the “Meeting”) to be held in-person on September 3, 2024 at 10:00 am (Mountain Time) at the JW Marriott Edmonton (Mark Messier Meeting Room) – 10344 102nd St. NW, Edmonton, Alberta T5J 0K9. At the meeting, CWB common shareholders will be asked to approve the Transaction. The Transaction also requires regulatory approvals and the approval of the TSX to list the NBC Shares offered as consideration, as well as the satisfaction of other customary closing conditions. If the requisite approvals are obtained and all other conditions to the Transaction have been satisfied or waived, it is anticipated that the Transaction will be completed by the end of 2025.

[1]	The Fairness Opinion is based upon and subject to the various assumptions, limitations, and qualifications set out further therein.

The directors and executive officers of CWB have entered into binding agreements to vote their CWB Shares in favour of the Transaction resolution.

Registered shareholders are requested to complete and return the enclosed form of proxy to ensure that your CWB Shares are voted at the meeting, whether or not you, as a shareholder, are personally able to attend the meeting. Please complete the enclosed form of proxy and submit it to our transfer agent and registrar, Computershare Trust Company of Canada, as soon as possible but no later than 10:00 a.m. (Mountain Time) on August 29, 2024 or 48 hours prior to the time of any adjournment or postponement of the meeting (excluding Saturdays, Sundays and holidays). In addition to completing the enclosed form of proxy, registered shareholders also can vote online at https://www.investorvote.com.

Non-registered (beneficial) shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their broker or intermediary.

If you have any questions about the information contained in this Circular or require assistance in completing your form of proxy or voting instruction form, please contact Kingsdale Advisors, our strategic advisor by telephone at 1-866-851-3215 (toll-free in North America) or at 1-437-561-5012 (text and call enabled outside of North America), or by email at contactus@kingsdaleadvisors.com.

On behalf of the Board, we would like to take this opportunity to thank you for the support you have shown as CWB common shareholders.

Sincerely,

(Signed) “Sarah Morgan-Silvester”
Sarah Morgan-Silvester, O.B.C
Chair of the Board of Directors
Canadian Western Bank

CANADIAN WESTERN BANK

Notice of Special Meeting of Common Shareholders of Canadian Western Bank

When: Tuesday September 3, 2024 10:00 a.m. (Mountain Time)	In Person JW Marriott Edmonton Mark Messier Meeting Room 10344 102nd St. NW Edmonton, Alberta T5J 0K9

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of holders (“CWB Shareholders”) of common shares (“CWB Shares”) of Canadian Western Bank (“CWB”) will be held as an in-person meeting on September 3, 2024 at 10:00 a.m. (Mountain Time) for the following purposes:

(1)	to consider and, if thought advisable, to pass, with or without variation, a resolution (the “Transaction Resolution”), the full text of which is set forth in Appendix C to the accompanying management proxy circular of CWB dated July 12, 2024 (the “Circular”), approving the transaction pursuant to which NBC will, among other things, acquire all of the issued and outstanding CWB Shares (the “Transaction”), all as more particularly described in the Circular; and

(2)	to transact such further and other business as may properly be brought before the Meeting or any postponement or adjournment thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the Circular which accompanies this Notice of Special Meeting of CWB Shareholders.

The special committee of CWB UNANIMOUSLY recommended that CWB’s board of directors (the “Board”) approve the Transaction and recommend that CWB Shareholders vote IN FAVOUR of the Transaction Resolution.

The Board unanimously determined that the Transaction is in the best interests of CWB and is fair to the CWB Shareholders. After careful consideration of the Transaction, the Board UNANIMOUSLY recommends that CWB Shareholders vote IN FAVOUR of the Transaction Resolution. It is a condition to the completion of the Transaction that the Transaction Resolution be approved by at least 66⅔% of the votes cast on the Transaction Resolution by CWB Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

The record date for determining the CWB Shareholders entitled to receive notice of and vote at the Meeting is the close of business on July 12, 2024 (the “Record Date”). Only CWB Shareholders whose names have been entered in the register of CWB Shareholders as of the close of business on the Record Date are entitled to receive notice of and to vote at the Meeting. Each CWB Share entitled to be voted at the meeting will entitle the holder thereof as of the Record Date to one (1) vote at the meeting in respect of the Transaction Resolution.

Your vote is important regardless of the number of CWB Shares you own. CWB Shareholders are invited to attend the Meeting. Whether or not they are able to attend the Meeting, CWB Shareholders are urged to vote as soon as possible by following the instructions set out on the form of proxy or voting instruction form, as applicable, which accompanies this Notice of Special Meeting.

Registered CWB Shareholders who are unable to attend the Meeting or any postponement or adjournment thereof are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the internet, in each case in accordance with the enclosed instructions. To be used at the Meeting, the completed proxy form must be deposited at the office of CWB’s transfer agent, Computershare Trust Company of Canada (8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1), sent by mail or the proxy vote is otherwise registered in accordance with the instructions thereon. Non-registered (beneficial) CWB Shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their broker or intermediary.

Late proxies may be accepted or rejected by the Chair of the Meeting in her discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

A letter of transmittal will be mailed prior to the closing of the Transaction to each registered CWB Shareholder. Each registered CWB Shareholder must return a properly completed and signed Letter of Transmittal to the Depositary in order to receive the NBC Shares to which such CWB Shareholder is entitled pursuant to the Transaction.

Pursuant to Section 277 of the Bank Act (Canada) (the “Bank Act”) and the Transaction Agreement, registered CWB Shareholders have a right to dissent in respect of the Transaction Resolution. If the Transaction is completed and their dissent right has been validly exercised, registered CWB Shareholders are entitled to be paid an amount equal to the fair value of their CWB Shares. This dissent right is described in the Circular. A registered CWB Shareholder who wishes to dissent must ensure that a written notice of objection to the Transaction Resolution is sent to CWB c/o Torys LLP, 79 Wellington St. W., Box 270, TD South Tower, Toronto, Ontario M5K 1N2, Attention: John Emanoilidis at or prior to the Meeting, and must otherwise strictly comply with the dissent procedures described in the Circular. Non-registered (beneficial) CWB Shareholders who wish to dissent should be aware that only registered CWB Shareholders are entitled to dissent. Accordingly, a non-registered (beneficial) CWB Shareholder desiring to exercise the right to dissent must make arrangements for the CWB Shares beneficially owned by such non-registered (beneficial) CWB Shareholder to be registered in such non-registered CWB Shareholder’s name prior to the time the written objection to the Transaction is required to be received by CWB or, alternatively, make arrangements for the registered CWB Shareholder of such CWB Shares to exercise such right to dissent on the non-registered (beneficial) CWB Shareholder’s behalf. It is strongly recommended that any CWB Shareholder wishing to exercise a right of dissent seek independent legal advice. Failure to strictly comply with the requirements set forth in Section 277 of the Bank Act may result in the loss or unavailability of the right to dissent with respect to the Transaction. See “Rights of Dissenting Shareholders” in the Circular and Appendix E to the Circular.

If you are a CWB Shareholder and have any questions regarding the information contained in this Circular or require assistance in completing your form of proxy or voting instruction form, please contact Kingsdale Advisors, our strategic advisor by telephone at 1-866-851-3215 (toll-free in North America) or at 1-437-561-5012 (text and call enabled outside of North America), or by email at contactus@kingsdaleadvisors.com.

DATED this 12th day of July, 2024.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Sarah Morgan-Silvester”
Sarah Morgan-Silvester, O.B.C
Chair of the Board of Directors
Canadian Western Bank

Contents

Important Dates

Transaction Agreement Date	June 11, 2024
Record Date	July 12, 2024
Mailing Date	July 26, 2024
Meeting Date	September 3, 2024

-i-

Contents (continued)

-ii-

Contents (continued)

-iii-

Introduction

This Circular is delivered in connection with the solicitation of proxies by and on behalf of management of CWB for use at the Meeting and any adjournment or postponement thereof. CWB has not authorized any Person to give any information or to make any representation in connection with the Transaction or any other matters to be considered at the Meeting other than those contained in this Circular, the press release dated June 11, 2024 in respect of the Transaction and the material change report dated June 17, 2024 in respect of the Transaction. If any such information or representation is given or made to you, you should not rely on it as having been authorized or as being accurate. For greater certainty, to the extent that any information provided on CWB’s website is inconsistent with this Circular, you should rely on the information provided in this Circular.

This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

CWB Shareholders in the United States should read the section “Notice to Shareholders in the United States” starting on page 2 of this Circular.

CWB Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own legal, tax, financial or other professional advisors.

All summaries of, and references to, the Transaction Agreement and the By-Laws Amendment in this Circular are qualified in their entirety by, in the case of the Transaction Agreement, the complete text of the Transaction Agreement, which is available on SEDAR+ at www.sedarplus.com, and on EDGAR at www.sec.gov, and in the case of the By-Laws Amendment, the complete text of the By-Laws Amendment which is attached at Appendix C. You are urged to read carefully the full text of the Transaction Agreement and the By-Laws Amendment.

Information contained in this Circular is given as of July 12, 2024, unless otherwise stated.

Defined Terms

This Circular contains defined terms, which are capitalized. For a list of the defined terms used herein and the meanings given to them, see Appendix A to this Circular.

Information Concerning NBC

The information concerning NBC incorporated by reference or contained in this Circular, including, but not limited to, information under “Information Relating to NBC”, has been publicly filed or provided by NBC. Although CWB has no knowledge that would indicate that any statements contained herein taken from or based upon such documents, records or sources are untrue or incomplete, CWB does not assume any responsibility for the accuracy or completeness of the information taken from or based upon such documents, records or sources, or for any failure by NBC, any of its affiliates or any of their respective Representatives to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to CWB. In accordance with the Transaction Agreement, NBC provided CWB with all necessary information concerning NBC that is required by Law to be included in this Circular and ensured that such information does not contain any Misrepresentations concerning NBC.

Reporting Currency

Except as otherwise indicated in this Circular, references to “dollars” and “$” are to the currency of Canada.

Forward-Looking Statements

From time to time, CWB makes written and verbal forward-looking statements. Statements of this type are included in this Circular and may be included in filings with Canadian securities regulators or in other communications such as media releases and corporate presentations. Forward-looking statements in this Circular may include, but are not limited to, statements regarding the anticipated timing for the completion of the Transaction and anticipated benefits of the Transaction. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “may increase”, “may impact”, “goal”, “focus”, “potential”, “proposed” and other similar expressions, or future or conditional verbs such as “will”, “should”, “would” and “could”.

By their very nature, forward-looking statements involve numerous assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that CWB’s predictions, forecasts, projections, expectations, and conclusions will not prove to be accurate, that CWB’s assumptions may not be correct, and that CWB’s strategic goals will not be achieved.

Forward-looking statements in this Circular are based on a number of assumptions and are subject to risk factors, many of which are beyond CWB’s control and the impacts of which are difficult to predict. These factors include, but are not limited to, expected timing of completion of the Transaction and the conditions precedent to the closing of the Transaction (including the required approvals); that the Transaction will be completed on the terms currently contemplated; CWB and NBC’s ability to retain and attract new business, achieve synergies and maintain market position arising from successful integration plans relating to the Transaction; NBC and CWB’s ability to otherwise complete the integration of CWB within anticipated time periods and at expected cost levels; CWB and NBC’s ability to attract and retain key employees in connection with the Transaction; management’s estimates and expectations in relation to future economic and business conditions and other factors in relation to the Transaction and resulting impact on growth and various financial metrics; the realization of the expected strategic, financial and other benefits of the Transaction in the timeframe anticipated; the accuracy and completeness of public and other disclosure (including financial disclosure) by NBC; the absence of significant undisclosed costs or liabilities associated with the Transaction; assumptions about future events, including economic conditions and proposed courses of action, based on management’s assessment of the relevant information available as of the date hereof; and our ability to anticipate and manage the risks associated with these factors. It is important to note that the preceding list is not exhaustive of possible factors.

Additional information about certain factors can be found in the “Risk Management” section of CWB’s 2023 Annual MD&A. These and other factors should be considered carefully, and CWB Shareholders are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause CWB’s actual results to differ materially from the expectations expressed in such forward-looking statements. Any forward-looking statements contained in this Circular represent CWB’s views as of the date hereof. Unless required by law, CWB does not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by CWB or on CWB’s behalf. The forward-looking statements contained in this document are presented for the purpose of assisting readers in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as CWB’s strategic priorities and objectives, and may not be appropriate for other purposes.

Notice to Shareholders in the United States

THE SECURITIES ISSUABLE IN CONNECTION WITH THE TRANSACTION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES AUTHORITIES OF ANY STATE, NOR HAS THE SEC OR THE SECURITIES AUTHORITIES OF ANY STATE PASSED UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The offering of NBC Shares in connection with the Transaction and as contemplated by this Circular is being made by a Canadian issuer pursuant to a multijurisdictional disclosure system adopted by the United States that permits this Circular to be prepared in accordance with the disclosure requirements of Canada. CWB Shareholders in the United States should be aware that such requirements are different from those of the United States.

CWB Shareholders in the United States should be aware that the disposition of their CWB Shares and the Transaction as described herein may have tax consequences both in the United States and in Canada. Such consequences for CWB Shareholders who are resident in, or citizens of, the United States may not be described fully herein and such CWB Shareholders are encouraged to consult their tax advisors. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations” herein.

The solicitation of proxies hereby is not subject to the proxy requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with disclosure requirements under applicable Canadian Laws. CWB Shareholders in the United States should be aware that these requirements may be different from those of the United States.

Financial statements and information of CWB and NBC included or incorporated by reference herein have been prepared in accordance with IFRS, and are subject to auditing and auditor independence standards applicable in Canada, and thus may not be comparable to financial statements of U.S. companies.

The enforcement by CWB Shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that CWB and NBC are organized and exist under the provisions of the Bank Act; that a number of directors and officers of CWB and NBC are residents of Canada; that some or all of the experts named herein are residents of Canada; and that all or a substantial portion of CWB’s and NBC’s respective assets, and those of their officers and directors, may be located outside of the United States. As a result, it may be difficult or impossible for CWB Shareholders in the United States to effect service of process within the United States upon CWB or NBC, their respective officers or directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” securities laws of any state within the United States.

In addition, CWB Shareholders in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” securities laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” securities laws of any state within the United States.

Certain information concerning Canadian federal income tax consequences of the Transaction for CWB Shareholders who are not resident in Canada is set forth under the heading “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”. Certain information concerning United States federal income tax consequences of the Transaction for CWB Shareholders who are resident in the United States is set forth under the heading “Certain United States Federal Income Tax Considerations”.

A Registration Statement (the “Registration Statement”) under the U.S. Securities Act, which covers the NBC Shares to be offered to CWB Shareholders that are residents of the United States pursuant to the Transaction, will be filed with the SEC on Form F-80. The Registration Statement, including exhibits, will be available to the public free of charge at the SEC’s website under NBC’s issuer profile at www.sec.gov. For more information, see “Regulatory Matters – U.S. Securities Laws Matters”.

THE NBC SHARES CONTEMPLATED TO BE DELIVERED IN CONNECTION WITH THE TRANSACTION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Summary

The following is a summary of certain information contained in this Circular, including its Appendices. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Circular, including its Appendices. Certain capitalized terms used in this summary are defined in the “Glossary of Defined Terms” in Appendix A. CWB Shareholders are urged to read this Circular and its Appendices carefully and in their entirety.

The Transaction Resolution

At the Meeting, CWB Shareholders, as of the Record Date, will be asked to consider and, if thought advisable to pass, with or without variation, the Transaction Resolution, a copy of which is attached as Appendix B to this Circular. See “The Transaction – Required Shareholder Approval” for a discussion of the CWB Shareholder approval requirements to effect the Transaction.

Background to the Transaction

See “The Transaction – Background to the Transaction” for a description of the background to the Transaction.

RECOMMENDATION OF THE SPECIAL COMMITTEE

The Special Committee (as defined in “The Transaction – Background to the Transaction”) considered whether the Transaction is in the best interests of CWB. After having undertaken a thorough review of, and having carefully considered the terms of, the Transaction, the Transaction Agreement, the Voting Agreements and a number of other factors, including, without limitation, those listed under “The Transaction – Reasons for the Recommendation”, and after receiving outside legal and financial advice, including receiving the Fairness Opinion (see “The Transaction – Fairness Opinion”), the Special Committee has unanimously determined that the Transaction is in the best interests of CWB and is fair to the CWB Shareholders.

The Special Committee unanimously recommended to the Board, on the basis of the foregoing, that the Board (i) determine that the Transaction is in the best interests of CWB; (ii) determine that Transaction is fair to the CWB Shareholders; (iii) approve the entering into, execution and delivery of the Transaction Agreement by CWB, and the performance of CWB’s obligations under the Transaction Agreement; and (iv) recommend that the CWB Shareholders vote IN FAVOUR of the Transaction Resolution.

Recommendation of the Board of Directors

The Board, having taken into account such factors and matters as it considered relevant including, among other things, the unanimous recommendation of the Special Committee, and after receiving outside legal and financial advice, including receiving the Fairness Opinion, has unanimously: (i) determined that the Transaction is in the best interests of CWB; (ii) determined that Transaction is fair to the CWB Shareholders; (iii) approved the entering into, execution and delivery of the Transaction Agreement by CWB, and the performance of CWB’s obligations under the Transaction Agreement; and (iv) resolved to recommend that the CWB Shareholders vote IN FAVOUR of the Transaction Resolution.

Reasons for the Recommendation

In evaluating the Transaction, the Board consulted with CWB’s senior management, J.P. Morgan, and Torys, reviewed a significant amount of information and considered a number of factors in arriving at its determination to recommend the Transaction to CWB Shareholders, including those listed below.

●	Significant Premium to CWB Shareholders. Based on an exchange ratio of 0.450 at the closing price of $116.34 per NBC Share on June 11, 2024, the Transaction values the CWB Shares at $52.35 per CWB Share. This represents a significant premium for CWB Shareholders of 110% to the closing price on June 11, 2024, and a premium of 100% based on the 20-day volume weighted average trading prices of both companies on the TSX as of June 11, 2024.

●	Participation in Future Growth. The form of Consideration provides CWB Shareholders with the opportunity to participate in any future increase in value of the United Bank. Each CWB Shareholder will receive, for each CWB Share held, 0.450 of a NBC Share. In the aggregate, the NBC Shares to be issued at Closing to CWB Shareholders will represent approximately 10.5% of the outstanding shares of the United Bank, taking into account the Concurrent Private Placement and the Public Offering of Subscription Receipts completed by NBC on June 17, 2024, using the Exchange Ratio and based on the number of outstanding CWB Shares and NBC Shares (on a non-diluted basis) as at May 23, 2024.

●	Canadian Tax Deferred Rollover. The Transaction is not expected to give rise to a capital gain (or capital loss) for Canadian federal income tax purposes to a CWB Shareholder who is resident in Canada and holds its CWB Shares as capital property. See “Certain Canadian Federal Income Tax Considerations”.

●	Commitments to the Provinces of British Columbia, Alberta, Saskatchewan and Manitoba. NBC has also agreed to certain covenants under the Transaction Agreement related to commitments to the Provinces of British Columbia, Alberta, Saskatchewan and Manitoba, including to, subject to certain conditions, (i) maintain executive and operational leadership based in Edmonton, (ii) supporting community organizations and charities, (iii) make available to clients headquartered or with material operations in such Provinces an aggregate of at least $5.0 billion in incremental corporate and commercial loans, and (iv) maintain, on a consolidated basis with NBC’s retail and wealth locations, CWB’s Western Canadian branch network.

●	Benefits of a CWB and NBC Combination.

o	Complementary Platforms and Enhanced Business Coverage Across Canada. The combination brings together two Canadian banks with complementary platforms from a capabilities, geographic and cultural standpoint. The United Bank’s growth objectives in Western Canada will be supported by executive and operational leaders based in Edmonton, Alberta. CWB’s customers will continue to have access to branches in the communities where they typically bank across Canada, as well as additional locations in NBC’s network. The United Bank will benefit from the aligned values, vision and cultural fit across organizations with a client-centric focus and likeminded entrepreneurial spirit.

o	Customer Service Diversification. CWB’s current retail customers will benefit from a larger product offering and digital platform, small business clients can utilize NBC’s cash and risk management solutions, and commercial clients will benefit from access to NBC’s leading capital markets franchise. This combination adds more full-service choice to Canadian businesses and individual customers across Canada. The combined business will allow for increased commercial lending for small and medium-sized businesses.

o	Access to Efficiencies and Synergies. In addition to the strategic benefits outlined, the Transaction is expected to result in pre-tax annual cost and funding synergies of up to $270 million, with upside from future revenue opportunities.

o	Combined Board-Level Expertise. NBC has agreed to use commercially reasonable efforts to appoint two of CWB’s directors to NBC’s board of directors, so the United Bank will benefit from the combined board-level expertise of CWB and NBC.

●	Fairness Opinion. The Special Committee and the Board took into account the Fairness Opinion, which states that, as of June 11, 2024, and based upon and subject to the various assumptions, limitations, and qualifications set forth therein, the Exchange Ratio in the Transaction is fair, from a financial point of view, to CWB Shareholders (other than NBC). See “The Transaction – Fairness Opinion”.

●	Treatment of CWB Employees. NBC has agreed to certain covenants under the Transaction Agreement whereby employees shall be provided with total remuneration packages and certain benefits that are at least as favourable as in effect immediately prior to Closing for at least one year following Closing.

●	Limited Conditions to Closing. NBC’s obligation to complete the Transaction is subject to a limited number of conditions that the Board and the Special Committee believe are reasonable in the circumstances. The Transaction is not subject to a financing condition. In addition, NBC must pay a Reverse Termination Amount equal to approximately $204 million if the Transaction fails to close due to the failure to obtain the Key Regulatory Approvals.

●	Continued Payment of Regular Dividends. The Transaction Agreement allows CWB to, and CWB expects to continue to, declare its regular quarterly dividend prior to Closing, with the ability to increase it to a maximum quarterly dividend of $0.38 per CWB Share if, as and when declared by the Board.

●	Alternatives to the Transaction. The Special Committee and the Board, after consultation with their outside financial and legal advisors, identified other potential counterparties and considered their potential interest and ability, looking at both financial and regulatory factors, to participate in a potential alternative transaction to the Transaction, and the Special Committee and the Board determined that it was unlikely that any person or group would be willing and able to propose a transaction that offered consideration, timeline to announcement, and other terms more favourable to CWB and CWB Shareholders and other stakeholders than those of the Transaction.

●	Standalone Value. The Special Committee and the Board considered the business, operations, assets, current and historical financial performance, operating results and growth opportunities of CWB. In addition, the Special Committee and the Board also considered CWB’s future business plan, contemplated growth, and potential long-term value, taking into account future prospects and opportunities, on the one hand, and risks, on the other hand, if CWB continued its operations as a standalone public company. The Special Committee and the Board concluded that the Consideration to be received by CWB Shareholders is more favourable to CWB Shareholders than the alternative of continuing to operate as a standalone public company and pursuing CWB’s contemplated long-term plan (taking into account the associated risks, rewards, timing and uncertainties).

●	Support of Directors and Executive Officers. The directors and executive officers of CWB have entered into Voting Agreements, pursuant to which they have agreed, among other things, to support the Transaction and to vote their CWB Shares in favour of the Transaction Resolution and against any resolution submitted by any other person that is inconsistent with the Transaction, subject to the terms of such agreements. Collectively, these Voting Agreements represent approximately 0.44% of the issued and outstanding CWB Shares as of July 12, 2024 (on a non-diluted basis).

●	Reasonable Termination Payment. The Termination Amount, which is payable by CWB to NBC if the Transaction Agreement is terminated under certain circumstances, including where CWB terminates the Transaction Agreement in order to enter into a written agreement with respect to a Superior Proposal, is considered appropriate in the circumstances as an inducement for NBC to enter into the Transaction Agreement and, in the view of the Special Committee and the Board, the Termination Amount would not preclude the possibility of a third party making a Superior Proposal.

●	Reverse Termination Amount. CWB is entitled to receive the Reverse Termination Amount, in consideration for the disposition by CWB, in the event that there is a legal impediment to consummate the Transaction related to the Key Regulatory Approvals or failure to obtain the Key Regulatory Approvals by the Outside Date.

In making their respective determinations and recommendations, the Special Committee and the Board also observed that a number of procedural safeguards were in place and present to protect the interests of CWB, CWB Shareholders and other CWB stakeholders. These procedural safeguards include:

●	Comprehensive Arm’s Length Negotiation Process. The Transaction and the terms of the Transaction Agreement are the result of a comprehensive arm’s length and vigorous negotiation process with NBC, which involved external legal counsel and financial advisors, as well as the oversight and direction of the Special Committee, which is comprised solely of members of the Board who are independent of CWB, NBC and their respective affiliates.

●	Ability to Respond to Superior Proposals. The Transaction Agreement permits the Board, in the exercise of its fiduciary duties, to respond, prior to the Meeting, to certain unsolicited acquisition proposals that are more favourable, from a financial point of view, to the CWB Shareholders than the Transaction, subject to compliance with certain covenants and conditions and certain ‘rights to match’ in favour of NBC.

●	Required Approvals. The Transaction must be approved by the affirmative vote of at least two-thirds of the votes cast on the Transaction Resolution by CWB Shareholders that vote at the Meeting.

●	Dissent Rights. Dissent Rights under applicable corporate law will be available to Registered CWB Shareholders with respect to the Transaction.

●	Other Stakeholders. The Board also considered the impact of the Transaction on CWB’s various other stakeholders, including the treatment of Options, RSUs, PSUs and DSUs under the Transaction.

In making their respective determinations and recommendations, the Special Committee and the Board also considered a number of potential risks and other factors resulting from the Transaction and the Transaction Agreement, which the Special Committee and the Board concluded were outweighed by the positive substantive and procedural factors of the Transaction described above, including the following:

●	Risk of Non-Completion. The risks to CWB during the pendency of the Transaction and if the Transaction is not completed, including (i) that if the Transaction Agreement is terminated and CWB decides to seek another transaction or business combination, it may be unable to find a party willing to pay greater or equivalent value compared to the Consideration being provided to the CWB Shareholders under the Transaction, (ii) the costs to CWB in pursuing the Transaction and potential alternatives thereto, (iii) the significant attention and resources required of management while working towards completion of the Transaction, (iv) the restrictions on the conduct of CWB’s business prior to the completion of the Transaction, which could delay or prevent CWB from undertaking business opportunities that may arise pending completion of the Transaction, and (v) the potential impact on CWB’s current business, operations and relationships, including with its customers and communities in which it operates and on CWB’s ability to attract, retain and motivate key personnel until the completion of the Transaction.

●	Non-Satisfaction of Closing Conditions. The risk that the Transaction may not be completed despite the Parties’ efforts or that completion of the Transaction may be unduly delayed, even if the Required Shareholder Approval is obtained, including the possibility that conditions to the Parties’ obligations to complete the Transaction may not be satisfied, the Key Regulatory Approvals may not be obtained and certain rights of NBC to terminate the Transaction Agreement under certain circumstances.

●	Limited Market Canvass and Non-Solicitation Covenants. CWB did not conduct a broad market canvass or auction process to identify potential strategic counterparties and the Transaction Agreement contains customary restrictions on CWB’s ability to solicit additional interest from third parties, although this is counterbalanced by the ‘superior proposal’ and ‘fiduciary out’ provisions contained in the Transaction Agreement. CWB considered the publicly available information regarding the results of an extensive strategic review process recently conducted by another similarly sized bank in Canada that failed to result in an executable transaction.

●	Fees and Expenses. The fees and expenses associated with the Transaction, a significant portion of which will be incurred regardless of whether the Transaction is consummated.

●	Exchange Ratio. The Exchange Ratio is fixed (apart from adjustments for certain events pursuant to the Transaction Agreement) and, as a result, there is a possibility that the NBC Shares to be issued will have a market value different than at the time of the entering into of the Transaction Agreement.

●	Termination Fee. The Transaction Agreement provides for a termination fee equal to approximately $204 million that may be payable by CWB to NBC in certain circumstances. See “The Transaction Agreement – Termination and Reverse Termination Amounts”.

Fairness Opinion

J.P. Morgan Canada provided its opinion as described in greater detail under “The Transaction – Fairness Opinion”. See “The Transaction – Fairness Opinion” and the complete text of the Fairness Opinion, which is attached as Appendix D to this Circular. CWB Shareholders are urged to, and should, read the Fairness Opinion in its entirety.

Transaction Mechanics

At the Meeting, CWB Shareholders will be asked to vote to approve the Transaction Resolution. If the Transaction Resolution is approved by at least two-thirds of the votes cast by CWB Shareholders at the Meeting, all of the required regulatory approvals are received, and all other conditions to the completion of the Transaction are satisfied or waived, the By-Laws Amendment will be filed and the Transaction will be completed at the Effective Time in the following manner:

●	the by-laws of CWB will be amended to create the Exchangeable Shares;

●	upon the creation of the Exchangeable Shares, each CWB Share (other than those owned beneficially by NBC and its Subsidiaries that have not been allocated to a segregated or other investment fund established and maintained by any such Subsidiary) will be changed into one Exchangeable Share;

●	immediately following the change of each CWB Share into one Exchangeable Share, each Exchangeable Share will be transferred automatically to NBC for:

o	in the case of Exchangeable Shares other than Exchangeable Shares held by Dissenting Shareholders, the Consideration per Exchangeable Share; and

o	in the case of Exchangeable Shares held by Dissenting Shareholders, the right to be paid Fair Value for their CWB Shares; and

●	following the transfer described immediately above, NBC will convert the Exchangeable Shares acquired by it into CWB Shares on a one-for-one basis.

After giving effect to the Transaction, NBC will own all of the issued and outstanding CWB Shares.

The Transaction will become effective at the Effective Time on the fifth Business Day after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set out in the Transaction Agreement, unless another time or date is agreed to in writing by the Parties.

See “The Transaction – Transaction Mechanics” for a summary of the material rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, which is qualified in its entirety by reference to the full text of such rights, privileges, restrictions and conditions, which are attached as Appendix 1 to Appendix C of this Circular.

Treatment of Incentive Securities

Immediately prior to the Effective Time, each DSU will be cancelled in exchange for an amount in cash (without interest and less any applicable Taxes required to be withheld with respect to such payment) for each such DSU equal to the volume-weighted average trading price of the CWB Shares on the TSX for the Effective Date and the four trading days immediately preceding the Effective Date.

Immediately after the automatic transfer of each Exchangeable Share to NBC described in greater detail under “The Transaction – Transaction Mechanics”, the Incentive Securities other than the DSUs will be exchanged or amended, as the case may be, as follows:

●	each Option (whether vested or unvested) held by an Option holder that is outstanding and unexercised immediately prior to the Effective Time will be exchanged for a Replacement Option to purchase, on substantially similar terms and conditions as were applicable under such Option immediately prior to the Effective Time, such number of NBC Shares (with the aggregate number of NBC Shares subject to Replacement Options that are held by each Option holder being rounded down to the nearest whole number) equal to (A) the number of CWB Shares subject to such Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, which Replacement Option will have an exercise price per NBC Share equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (1) the exercise price per CWB Share subject to such Option immediately prior to the Effective Time, by (2) the Exchange Ratio, such that the aggregate number of Replacement Options received by an Option holder will have the same aggregate in-the-money value immediately following the exchange as the exchanged Options held by such Option holder immediately prior to the Effective Time,

●	each RSU outstanding immediately prior to the Effective Time will remain outstanding on its existing terms, including as to vesting, termination of employment and change of control, provided that, the terms of such RSUs will be amended in accordance with the amendment provisions of the RSU Plan so as to substitute for the CWB Shares subject to such RSUs such number of NBC Shares equal to (A) the number of CWB Shares subject to the RSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, and

●	each PSU outstanding immediately prior to the Effective Time will remain outstanding on its existing terms, including as to vesting, termination of employment and change of control, provided that, the terms of such PSUs will be amended in accordance with the amendment provisions of the PSU Plan so as to (A) remove all performance conditions applicable to such PSUs and (B) substitute for the CWB Shares subject to such PSUs such number of NBC Shares equal to (1) the number of CWB Shares subject to the PSUs immediately prior to the Effective Time, multiplied by (2) the Performance Factor, multiplied by (3) the Exchange Ratio.

TREATMENT OF OTHER SECURITIES

All of the issued and outstanding First Preferred Shares shall remain outstanding in accordance with their existing terms. CWB expects to continue to pay regular quarterly dividends during the interim period if, as and when declared by the board (i) in respect of the First Preferred Shares Series 5, not in excess of $0.3981875 in cash per First Preferred Share Series 5; and (ii) in respect of the First Preferred Shares Series 9, not in excess of $0.4781875 in cash per First Preferred Share Series 9.

All of the issued and outstanding NVCC Subordinated Debentures and LRCNs shall remain outstanding in accordance with their existing terms.

key Regulatory Approvals

It is a condition to the completion of the Transaction that each of the Key Regulatory Approvals has been made, given or obtained and each such Key Regulatory Approval is in force and has not been rescinded or amended in such a way as to prevent or otherwise make illegal the consummation of the Transaction. See “Regulatory Matters” for full description of each of the Key Regulatory Approvals.

Shareholder Approval

The Transaction Resolution must be approved by the affirmative vote of at least two-thirds of the votes cast on the Transaction Resolution by CWB Shareholders present in person or represented by proxy at the Meeting. See “The Transaction – Required Shareholder Approval”.

Voting Agreements

On June 11, 2024, the directors and executive officers of CWB, who collectively held approximately 0.44% of the outstanding CWB Shares as of the Record Date, entered into voting agreements pursuant to which each director and executive officer has agreed to, among other things, vote all CWB Shares beneficially owned by such individual in favour of the Transaction Resolution, the By-Laws Amendment and any other matters necessary for the consummation of the Transaction and against any resolution submitted by any other person that is inconsistent with the Transaction.

Interests of Certain Parties in the Transaction

In considering the recommendation of the Board and Special Committee with respect to the Transaction, CWB Shareholders should be aware that certain members of the Board and the Special Committee and of CWB’s management have interests in connection with the transactions contemplated by the Transaction that may create actual or potential conflicts of interest in connection with such transactions as described below. See “The Transaction – Interests of Certain Parties in the Transaction”.

Risk Factors

CWB Shareholders should consider a number of risk factors relating to the Transaction, CWB and NBC in evaluating whether to approve the Transaction. These risk factors are discussed herein and/or in certain sections of publicly filed documents. See “Risks Relating to the Transaction”.

Depositary

CWB intends to engage Computershare Investor Services Inc. or an affiliate thereof to act as Depositary for the receipt of certificates or direct registration system advices (collectively, the “Certificates”) in respect of CWB Shares. See “The Transaction – Transaction Mechanics”.

Transaction Agreement

On June 11, 2024, CWB and NBC entered into the Transaction Agreement, under which the Parties agreed, subject to certain terms and conditions, to complete the Transaction.

This Circular contains a summary of certain provisions of the Transaction Agreement, which summary is qualified in its entirety by the full text of the Transaction Agreement, a copy of which has been filed by CWB on SEDAR+ at www.sedarplus.com and is also available on EDGAR at www.sec.gov. Upon request, CWB will promptly provide a copy of the Transaction Agreement free of charge to a CWB Shareholder.

Termination Amount

The Transaction Agreement requires that CWB pay the Termination Amount in certain circumstances. See “The Transaction Agreement – Termination and Reverse Termination Amounts”.

Reverse Termination Amount

The Transaction Agreement requires that NBC pay the Reverse Termination Amount in certain circumstances. See “The Transaction Agreement – Termination and Reverse Termination Amounts”.

Certain Canadian Federal Income Tax Considerations

CWB Shareholders should carefully read the information in this Circular under “Certain Canadian Federal Income Tax Considerations” which qualifies the information set out below and should consult their own tax advisors.

Subject to the qualifications set forth in this Circular, CWB Shareholders who are residents of Canada for purposes of the Tax Act and who exchange their CWB Shares for Exchangeable Shares, and Exchangeable Shares for NBC Shares, in each case pursuant to the Transaction, should generally not realize any capital gain or capital loss under the Tax Act, unless the CWB Shareholder chooses to recognize such capital gain or capital loss in its income tax return for the taxation year in which the exchange occurs.

CWB Shareholders who are not resident in Canada for purposes of the Tax Act and for whom the CWB Shares are not “taxable Canadian property” (as defined in the Tax Act) will generally not be subject to tax under the Tax Act on the disposition of their CWB Shares under the Transaction.

See “Certain Canadian Federal Income Tax Considerations” for a general summary of certain Canadian federal income tax considerations relevant to CWB Shareholders. Such summary is not intended to be legal or tax advice. CWB Shareholders should consult their own tax advisors as to the tax consequences of the Transaction to them with respect to their particular circumstances.

Certain United States Federal Income Tax Considerations

CWB Shareholders should carefully read the information in this Circular under “Certain United States Federal Income Tax Considerations” and should consult their own tax advisors.

See “Certain United States Federal Income Tax Considerations” for a general summary of certain United States federal income tax considerations relevant to CWB Shareholders. Such summary is not intended to be legal or tax advice. CWB Shareholders should consult their own tax advisors as to the tax consequences of the Transaction to them with respect to their particular circumstances.

Other Tax Considerations

This Circular does not address any tax considerations of the Transaction other than Canadian federal income tax considerations and United States federal income tax considerations for CWB Shareholders. CWB Shareholders who are residents in or otherwise subject to tax in jurisdictions other than Canada and the United States should consult their tax advisors with respect to the relevant tax implications of the Transaction, including any associated filing requirements, in such jurisdictions. All CWB Shareholders should also consult their own tax advisors regarding relevant provincial, territorial, state, local or other tax considerations of the Transaction.

Questions and Answers About the Transaction

The information contained below is of a summary nature and therefore is not complete and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference into this Circular, including the Appendices hereto and the form of proxy and the Letter of Transmittal, all of which are important and should be reviewed carefully. Capitalized terms used in these questions and answers but not otherwise defined herein have the meanings set forth in Appendix A to this Circular.

Q:	What are CWB Shareholders being asked to vote on?

A:	CWB Shareholders, as of the Record Date, are being asked to vote on a special resolution to approve the acquisition of CWB by NBC. This is an exciting opportunity for CWB Shareholders to become part of larger, more diversified bank with exciting growth prospects. The acquisition will occur by way of the By-Laws Amendment, pursuant to which NBC will acquire all of the outstanding CWB Shares (other than those owned beneficially by NBC and its Subsidiaries that have not been allocated to a segregated or other investment fund established and maintained by such Subsidiary). See “The Transaction – Required Shareholder Approval”.

Q:	What will I receive for my CWB Shares under the Transaction?

A:	Under the Transaction, each CWB Shareholder (other than NBC) will receive, for each CWB Share held, 0.450 of a NBC Share, subject to adjustment in connection with certain capital events pursuant to the Transaction Agreement. No fractional NBC Shares will be issued pursuant to the Transaction. CWB Shareholders will receive a cash payment in lieu of any fractional NBC Shares. See “The Transaction – Background to the Transaction”, “The Transaction – Transaction Mechanics – Adjustment to Exchange Ratio” and “The Transaction – Transaction Mechanics – Fractional Shares”.

Q:	Does this Consideration reflect a premium for the CWB Shares?

A:	Yes. The Consideration being offered to CWB Shareholders implies a share price premium for CWB Shareholders. Based on the 20-day volume weighted average trading price of the NBC Shares on the TSX as of June 11, 2024, the Consideration offered pursuant to the Transaction represents a premium of approximately (i) 110% based on the closing price of CWB Shares on the TSX on June 11, 2024 and (ii) 100% based on the volume weighted average price of the CWB Shares on the TSX for the 20 trading days ended June 11, 2024. The amount of the premium at the time of Closing will vary according to the relative market prices of NBC Shares and CWB Shares at that time.

Q:	Does the Special committee and the Board support the Transaction?

A:	Yes. The Special Committee UNANIMOUSLY recommended to the Board that the Board approve the Transaction and recommend that CWB Shareholders vote IN FAVOUR of the Transaction Resolution. The Board has UNANIMOUSLY determined that the Transaction is in the best interests of CWB and is fair to CWB Shareholders and UNANIMOUSLY recommends that CWB Shareholders vote IN FAVOUR of the Transaction Resolution.

In making its recommendation, the Special Committee and the Board considered a number of factors which are described in this Circular under the heading “The Transaction – Reasons for the Recommendation”, including the Fairness Opinion, pursuant to which J.P. Morgan Canada concluded that, as of June 11, 2024, and based upon and subject to the various assumptions, limitations, and qualifications set out further therein, the Exchange Ratio in the Transaction is fair, from a financial point of view, to the CWB Shareholders (other than NBC). See “The Transaction – Background to the Transaction”, “The Transaction – Recommendation of the Board”, “The Transaction – Fairness Opinion” and “The Transaction – Reasons for the Recommendation”.

Q:	What approvals of CWB Shareholders are required at the Meeting?

A:	To be effective, the Transaction Resolution must be approved, with or without variation, by the affirmative vote of at least 66⅔% of the votes cast on the Transaction Resolution by CWB Shareholders present in person or represented by proxy and entitled to vote at the Meeting. See “The Transaction – Required Shareholder Approval”.

NBC has also entered into voting agreements with all of the directors and executive officers of CWB, pursuant to which such directors and executive officers of CWB have agreed, subject to the terms and conditions of their respective voting agreements, to vote their CWB Shares in favour of the Transaction Resolution. As of the date of the Transaction Agreement, directors and executive officers of CWB collectively held or exercised control or direction over approximately 0.43% of the issued and outstanding CWB Shares. See “The Transaction – Voting Agreements”.

Q:	What other approvals are required for the Transaction?

A:	The Transaction is subject to the conditional approval of the listing of the NBC Shares issued to CWB Shareholders on the TSX, the Purchaser Bank Act/TLCA Approvals, the Recategorization Approval, the Competition Act Approval, and the Securities and CIRO Approvals. See “Regulatory Matters – Bank Act, TLCA and Recategorization Approvals”, “Regulatory Matters – Competition Act Approvals”, “Regulatory Matters – Securities and CIRO Approvals”, “Regulatory Matters – Canadian Securities Law Matters”, “Regulatory Matters – U.S. Securities Laws Matters” and “Regulatory Matters – Stock Exchange Approvals”.

Q:	Are nbc shareholders required to approve the transaction?

A:	No. Completion of the Transaction is not conditional on NBC shareholder approval.

Q:	HOW WILL I KNOW WHEN ALL REQUIRED APPROVALS HAVE BEEN OBTAINED?

A:	CWB intends to issue a press release once all the necessary approvals have been received and conditions to the completion of the Transaction have been satisfied or waived, other than conditions that, by their terms, cannot be satisfied until the Effective Date.

Q:	When will the Transaction become effective?

A:	Subject to obtaining the approvals required for the Transaction and the satisfaction of all other conditions precedent, it is anticipated that the Transaction will be completed by the end of 2025.

Q:	What are the Canadian federal income tax consequences of participating in the Transaction?

A:	Subject to the qualifications set forth in this Circular, the exchange of CWB Shares for Exchangeable Shares and the exchange of Exchangeable Shares for NBC Shares pursuant to the Transaction should generally not give rise to any capital gain or capital loss to CWB Shareholders under Canadian federal income tax laws, unless the CWB Shareholder chooses to recognize such capital gain or capital loss in its income Tax Return for the taxation year in which the exchange occurs. For additional information and a general discussion of such tax considerations, see “Certain Canadian Federal Income Tax Considerations”. Such information or discussion is not intended to be legal or tax advice.

Tax matters are complicated, and the tax consequences of the Transaction to you will depend upon the facts of your particular circumstances. Because individual circumstances may vary, you should consult your tax advisor as to the specific tax consequences of the Transaction to you.

Q:	What are the United States federal income tax consequences of participating in the Transaction?

A:	For a summary of certain U.S. federal income tax considerations arising from the Transaction, see “Certain United States Federal Income Tax Considerations”, which qualifies the information set forth above. Such summary is not intended to be legal or tax advice.

Tax matters are complicated, and the tax consequences of the Transaction to you will depend upon the facts of your particular circumstances. Because individual circumstances may vary, you should consult your tax advisor as to the specific tax consequences of the Transaction to you, including the applicability of United States federal, state, local, non-United States and other tax laws.

Q:	What will happen to CWB if the Transaction is completed?

A:	If the Transaction is completed, as of the Effective Time, CWB will become a subsidiary of NBC with all CWB Shares owned by NBC. Following Closing, it is expected that the CWB Shares will be de-listed from the TSX. It is expected that CWB will continue to be a reporting issuer in each of the provinces and territories in Canada, for so long as the First Preferred Shares remain listed on the TSX or CWB is otherwise required to remain a reporting issuer under applicable Canadian Securities Laws. See “The Transaction – Stock Exchange Delisting and Reporting Issuer Status”.

Q:	Are the NBC Shares listed on a stock exchange?

A:	Yes. NBC Shares currently trade on the TSX under the symbol “NA”. NBC has applied to the TSX to list the NBC Shares issuable pursuant to the Transaction and the NBC Shares to be issued upon the exercise of the Replacement Options. Listing will be subject to NBC fulfilling all the listing requirements of the TSX. It is a mutual condition of Closing that NBC will have obtained approval for these listings, subject only to the customary listing conditions of the TSX. See “Regulatory Matters – Stock Exchange Approvals”.

Q:	Are CWB Shareholders entitled to Dissent Rights?

A:	Yes. Under the Bank Act, Registered CWB Shareholders are entitled to Dissent Rights but only if they follow the procedures specified in the Bank Act. If you wish to exercise Dissent Rights, you should review the requirements summarized in this Circular carefully and consult with your legal advisor. Non-Registered (Beneficial) CWB Shareholders that wish to dissent must make arrangements to have their shares registered in their own name, or alternatively, make arrangements for the Registered CWB Shareholder of such CWB Shares to exercise such right to dissent on the Non-Registered (Beneficial) CWB Shareholder’s behalf. See “Rights of Dissenting Shareholders”.

Q:	CAN CWB PAY DIVIDENDS BEFORE COMPLETION OF THE TRANSACTION?

A:	Yes. The Transaction Agreement allows CWB to, and CWB expects to continue to, declare its regular quarterly dividend prior to Closing, with the ability to increase it to a maximum quarterly dividend of $0.38 per CWB Share if, as and when declared by the Board. Any dividend paid in excess of $0.38 quarterly in cash per CWB Share will result in an adjustment to the Exchange Ratio as further discussed under “The Transaction – Transaction Mechanics – Adjustment to Exchange Ratio”.

Q:	Will I receive dividends following Closing?

A:	Following Closing, current CWB Shareholders will become shareholders of NBC and will be entitled to receive dividends on their NBC Shares if, as and when declared by the board of directors of NBC.

Q:	What will happen if the Transaction Resolution is not approved or the Transaction is not completed for any reason?

A:	If the Transaction Resolution is not approved or the Transaction is not completed for any reason, the Transaction Agreement may be terminated. In certain circumstances, a termination fee of $204,487,849 may be payable by CWB or NBC in connection with such termination. See “The Transaction Agreement – Termination of the Transaction Agreement”.

Q:	When will I receive the consideration?

A:	CWB Shareholders will receive the consideration for their CWB Shares as soon as practicable after Closing, provided all necessary documentation has been provided to the Depositary, including the Letter of Transmittal. Subject to obtaining the approvals required for the Transaction and the satisfaction of all other conditions precedent, it is anticipated that the Transaction will be completed by the end of 2025. See “The Transaction – Transaction Mechanics”.

Q:	What will happen to my First Preferred Shares, NVCC SUBORDINATED DEBENTURES AND/OR LRCNS?

A:	All of the issued and outstanding First Preferred Shares shall remain outstanding in accordance with their existing terms. CWB expects to continue to pay regular quarterly dividends during the interim period if, as, and when declared by the Board (i) in respect of the First Preferred Shares Series 5, not in excess of $0.3981875 in cash per First Preferred Share Series 5; and (ii) in respect of the First Preferred Shares Series 9, not in excess of $0.4781875 in cash per First Preferred Share Series 9. All of the issued and outstanding NVCC Subordinated Debentures and LRCNs will remain outstanding in accordance with their respective terms.

Q:	is THERE A DEADLINE TO EXCHANGE MY REGISTERED SHARES?

A:	Yes. Registered shareholders have five years following the Effective Time within which to exchange their CWB Shares for their NBC Share entitlements by depositing a completed letter of transmittal, share certificate or DRS statement and other required documentation with the Depositary. After five years, unexchanged CWB Shareholders will no longer have the right to claim or receive NBC Shares.

Q:	Who can help answer my questions?

A:	If you are a CWB Shareholder and have any questions regarding the information contained in this Circular or require assistance in completing your form of proxy or voting instruction form, please contact Kingsdale Advisors, our strategic advisor by telephone at 1-866-851-3215 (toll-free in North America) or at 1-437-561-5012 (text and call enabled outside of North America), or by email at contactus@kingsdaleadvisors.com.

Questions and Answers About the Meeting and Voting

This Circular is furnished in connection with the solicitation by and on behalf of the management of CWB of proxies to be used at the Meeting to be held at 10:00 a.m. (Mountain Time) on September 3, 2024, or any adjournment(s) or postponement(s) thereof, to consider the matters set out in the Notice of Special Meeting accompanying this Circular.

It is expected that the solicitation of proxies will be primarily by mail, but proxies may also be solicited personally, by telephone, facsimile transmission, other electronic means or personal contact by the directors, officers or employees of CWB without special compensation. CWB has retained Kingsdale Advisors to provide a broad array of strategic advisory, governance, strategic communications, digital and investor campaign services on a global retainer basis in addition to certain fees accrued during the life of the engagement upon the discretion and direction of CWB. Shareholders may contact Kingsdale Advisors, CWB’s strategic advisor by telephone at 1-866-851-3215 (toll-free in North America) or 1-437-561-5012 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

CWB further agreed to indemnify Kingsdale Advisors against any and all claims, demands, assessments, interest, penalties, actions, suits proceedings, liabilities, losses, damages, costs and expenses in connection with any actions or omissions that Kingsdale Advisors takes in pursuant to its engagement, provided that any such action or omission is taken in good faith and without negligence or wilful misconduct. CWB may also reimburse brokers and other persons holding CWB Shares in their name, or in the name of nominees for their costs incurred in sending proxy materials to their principals to obtain their proxies.

Q:	What is the Record Date?

A:	The record date for determining the CWB Shareholders entitled to receive notice of and to vote at the Meeting is July 12, 2024 (the “Record Date”). Only CWB Shareholders of record as of the close of business (Mountain Time) on the Record Date are entitled to receive notice of and to vote at the Meeting.

Q:	When and where is the Meeting being held?

A:	September 3, 2024 at 10:00 a.m. (Mountain Time). It is being held in-person at the JW Marriott Edmonton (Mark Messier Meeting Room) – 10344 102nd St. NW, Edmonton, Alberta T5J 0K9. Please also see the special shareholder meeting page of CWB’s website for the most up-to-date information: https://www.cwb.com/investor-relations.

Q:	How many shares are entitled to vote?

A:	As of the Record Date, there were 96,658,394 fully paid and non-assessable CWB Shares outstanding in the capital of CWB. Each CWB Share holds one vote.

Q:	Who can vote?

A:	All CWB Shareholders at the close of business on the Record Date may vote their CWB Shares, unless described below under “Who cannot vote”.

Q:	Who can ATTEND AND VOTE AT THE MEETING?

A:	Only Registered CWB Shareholders (as defined below) as of the Record Date and duly appointed proxyholders are entitled to receive notice of, attend, participate and vote at the Meeting or any postponement or adjournment thereof. Guests, including Non-Registered (Beneficial) CWB Shareholders (as defined below) who have not duly appointed themselves as proxyholders, are welcome to attend, but will be unable to participate or vote at the Meeting. A CWB Shareholder has the right to appoint a person or entity (who need not be a CWB Shareholder) to attend and act for him/her on his/her behalf at the Meeting other than the persons named in the enclosed instrument of proxy.

Q:	Who cannot vote?

A:	CWB Shares beneficially owned by the following entities or persons cannot be voted:

●	The Government of Canada or a province;

●	The government of a foreign country or a political subdivision of a foreign country;

●	An agency of any of those entities listed above; or

●	Any person who has acquired more than 10% of any class of shares of CWB without the approval of the Minister.

In addition, if a person, or entity controlled by any such person, beneficially owns, in the aggregate, more than 20% of the eligible votes that may be cast, that person or entity may not cast any votes on the CWB Shares.

To CWB’s knowledge, no person, directly or indirectly, owns or exercises control or direction over CWB Shares carrying 10% or more of the votes attached to the outstanding CWB Shares. NBC, together with its Subsidiaries and any person acting jointly or in concert with NBC, beneficially owned or exercised control or direction over, directly or indirectly, approximately 5.9% (unhedged) of the issued and outstanding CWB Shares (in the aggregate) as of the date of the Transaction Agreement, excluding CWB Shares that have been allocated to a segregated or other investment fund established and maintained by NBC or any of its affiliates. NBC also owned 164,400 CWB Shares as a hedge for an equity swap between NBC and CWB as of the date of the Transaction Agreement.

Q:	How do I vote?

A:	How you vote depends on whether you are a Registered CWB Shareholder (defined below) or Non-Registered (Beneficial) CWB Shareholder (defined below). We recommend that you vote in advance of the Meeting by completing and submitting your proxy form or voting information form (as applicable) by the time indicated. CWB has agreed to pay for intermediaries to deliver the proxy-related materials and the relevant voting instruction form or proxy form to the beneficial owners of CWB Shares. CWB is not sending such materials related to the Meeting directly to non-objecting beneficial holders (as defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer).

Shareholders may contact Kingsdale Advisors, CWB’s strategic advisor by telephone at 1-866-851-3215 (toll-free in North America) or 1-437-561-5012 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

Registered CWB Shareholders	Non-Registered (Beneficial) CWB Shareholders

You are a registered shareholder if you hold the CWB Shares in your own name. If that is the case, your name appears on your physical share certificate or in a direct registration statement issued by Computershare confirming your holdings (a “Registered CWB Shareholder”).

You are a beneficial / non-registered shareholder if your CWB Shares are held in the name of an intermediary (which is usually a trust company, securities broker, or other financial institution) rather than in your own name (a “Non-Registered (Beneficial) CWB Shareholder”).

Your intermediary will send you a voting instruction form. Carefully follow the instructions to vote your CWB Shares.

To vote by proxy	To vote by proxy

●	You may appoint someone to represent you as proxyholder and vote your shares at the Meeting.	●	You can either mark your voting instructions on the voting instruction form or you can appoint another person (called a proxyholder) to vote your CWB Shares for you. In either case, you will need to complete and return the voting instruction form as instructed by your intermediary.

●	Please complete and sign the proxy form sent to you and return it in the mail postage-prepaid envelope provided.	●	If you have any questions about the documentation required, please contact your intermediary.

●	You may also vote in advance of the Meeting by telephone at the number provided on your proxy form, or online at https://investorvote.com.	●	Non-Registered (Beneficial) CWB Shareholders who do not object to their name being made known to CWB may be contacted by Kingsdale Advisors to assist in conveniently voting their CWB Shares directly by telephone. CWB may also utilize the Broadridge QuickVote™ service to assist such shareholders with voting their CWB Shares.

To vote at the Meeting		To vote at the meeting

●	To vote in person at the Meeting:		●	To vote in person at the Meeting:

	-	Do not complete the proxy form or return it to CWB. Please bring it with you to the Meeting and register with the Transfer Agent when you arrive at the Meeting.		-	Insert your name in the space provided for appointing a proxyholder and sign and return the voting instruction form as instructed by your intermediary.
We encourage you to vote by proxy in advance of the meeting				-	Do not complete the voting section of the voting instruction form, as you will be voting in person at the meeting.

				-	If no space is provided for you to insert your name on the form, please contact your intermediary for instructions.

				-	Please register with the Transfer Agent when you arrive at the meeting.

Changing your vote		Changing your vote

●	If you want to revoke your proxy after you have delivered it either electronically or by mail, you can do so by signing a written statement to this effect and delivering it to Monique Petrin Nicholson, Corporate Secretary, Canadian Western Bank, Suite 3000, Canadian Western Bank Place, 10303 Jasper Avenue NW, Edmonton, Alberta, T5J 3X6 on or before August 30, 2024. You may also provide your written statement to the Chair of the meeting prior to the meeting start time, or in any other manner permitted by law.	●	If you have returned your voting instructions to your intermediary and change your mind about your vote, or decide to attend the meeting and vote in person, contact your intermediary to discuss whether revocation is possible and, if so, the procedure to follow.

Q:	How will my shares be voted if I give my proxy?

A:	The CWB Shares represented by your proxy will be voted or withheld from voting according to your instructions.

If you specify how you want your CWB Shares to be voted on a particular matter, your proxyholder must vote your CWB Shares accordingly. If you do not specify how you want your CWB Shares voted, your proxyholder will decide how to vote.

If you properly complete and return your proxy form or voting instruction form, but do not appoint a different proxyholder, and do not specify how you want to vote, the CWB directors designated in the proxy form as your proxyholder will vote for you in favour of the Transaction Resolution.

Q:	what if i return my proxy but do not mark it to show how i wish to vote?

A:	If your proxy is signed and dated and returned without specifying your choice or is returned specifying both choices, your CWB Shares will be voted in favour of the approval of the Transaction Resolution. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast.

Q:	HOW CAN I REVOKE MY PROXY?

A:	You may revoke your proxy at any time before it is acted on. In order to revoke your proxy, you must send a written statement indicating you wish to have your proxy revoked. This written statement must be received by Computershare Trust Company of Canada at the address indicated on the accompanying Notice of Special Meeting at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement of the Meeting, or with the Chair of the Meeting prior to Meeting’s commencement on the date of the Meeting or any adjournment or postponement of the Meeting, or in any other manner permitted by law.

Q:	What if these matters are amended or if other matters are brought before the meeting?

A:	No matter is expected to come before the meeting other than the matters referred to in the Notice of Special Meeting. However, if any matter which is not now known to management (or any amendment or variation to matters identified in the Notice of Special Meeting) properly comes before the meeting, the proxies will be voted on such matters in accordance with the best judgment of the person or persons voting the proxies.

Q:	Is my vote confidential?

A:	The Transfer Agent preserves the confidentiality of shareholder votes, except where:

●	The Chair of the meeting is required to rule on the validity of voting instructions contained in a proxy;

●	The shareholder clearly intends to communicate their position to management; or

●	Necessary to comply with legal requirements.

Subject to these three exceptions, all proxies are considered confidential and will be retained by the Transfer Agent.

Q:	How do I find out the voting results?

A:	The voting results will be announced at the Meeting. After the Meeting, a detailed report on the voting results will be posted on CWB’s website at www.cwbank.com and under CWB’s profile on SEDAR+ at www.sedarplus.com.

Q:	WHO IS RESPONSIBLE FOR COUNTING AND TABULATING THE VOTES BY PROXY?

A:	Votes by proxy will be counted and tabulated by the Transfer Agent, Computershare Trust Company of Canada.

Q:	What constitutes A QUORUM for the meeting?

A:	The holders of not less than 25% of the CWB Shares entitled to vote at a meeting of shareholders present in person or by proxy shall constitute quorum.

Q:	when do i have to vote my cwb shares by?

A:	Voting instructions and proxies must be received by the Transfer Agent by no later than 10:00 a.m. (Mountain Time) on August 29, 2024, or, in the event that the Meeting is adjourned or postponed, by no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournments or postponements of the Meeting. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at her discretion, without notice. The chair is under no obligation to accept or reject any particular late proxy.

Q:	SHOULD I SEND IN MY PROXY NOW?

A:	Yes. Once you have carefully read and considered the information in this Circular, you should complete and submit the enclosed voting instruction form or form of proxy. You are encouraged to vote well in advance of the proxy cut-off time at 10:00 a.m. (Mountain Time) on August 29, 2024 to ensure your CWB Shares are voted at the Meeting. If the Meeting is adjourned or postponed, your proxy must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the adjourned or postponed Meeting.

Q:	WHO CAN HELP ANSWER MY QUESTIONS?

A:	If you are a CWB Shareholder and have any questions regarding the information contained in this Circular or require assistance in completing your form of proxy, or voting instruction form, please contact Kingsdale Advisors, CWB’s strategic advisor, at 1-866-851-3215 (toll-free in North America) or at 1-437-561-5012 (text and call enabled outside of North America), or by email at contactus@kingsdaleadvisors.com.

The Transaction

Background to the Transaction

On June 11, 2024, CWB and NBC entered into the Transaction Agreement, which sets out the terms and conditions for implementing the Transaction. The Transaction Agreement is the result of extensive arm’s length negotiations among representatives of CWB, NBC and their respective outside legal and financial advisors. The following is a summary of the material events leading up to the negotiation of the Transaction Agreement (including related documents) and the meetings, negotiations, discussions and actions between the Parties that preceded the public announcement of the Transaction and execution of the Transaction Agreement.

On November 4, 2022, CWB received an unsolicited, non-binding and confidential proposal from NBC, which proposed to acquire all of the outstanding CWB Shares payable in whole or in part in NBC Shares at an exchange ratio of 0.437 of an NBC Share per CWB Share, representing a value of $40 per CWB Share, an implied premium of 76% based on the respective closing prices of the NBC Shares and CWB Shares on November 3, 2022. In November 2022, J.P. Morgan was approached to assist CWB with general strategic planning and to consider the intrinsic value of CWB on a standalone basis and provide insight into market dynamics. On November 30, 2022, the Board received outside legal advice from representatives of Torys LLP (“Torys”) regarding the Board’s fiduciary duties and legal obligations. Following a detailed discussion, the Board determined that the offered consideration was insufficient to proceed with further negotiations. The President and Chief Executive Officer of CWB relayed this view to NBC on December 1, 2022, and there were no further communications between the Parties regarding a potential transaction until September 2023.

In September 2023, the President and Chief Executive Officer of each of CWB and NBC had a high-level discussion regarding NBC’s continued interest in CWB. No new proposal was presented by NBC to CWB and, after discussion with the Board and advisors, the President and Chief Executive Officer of CWB communicated that CWB was not prepared to enter into discussions with NBC related to a potential transaction at that time in light of CWB’s ongoing strategic initiatives. There were no further communications between the Parties regarding a potential transaction until January 2024.

On January 31, 2024, CWB received a second unsolicited, non-binding and confidential proposal from NBC, which proposed to acquire all of the outstanding CWB Shares for $47 per CWB Share, payable in NBC Shares, representing an implied premium of 56%, based on the respective closing prices of the NBC Shares and CWB Shares on January 30, 2024. Following a detailed discussion of all of the relevant factors, the Board determined that the proposed price was not sufficient and that CWB would not consider engaging further at this price. Following the Board meeting, the Chair of the Board and senior management relayed this view to NBC.

On February 16, 2024, CWB received a revised unsolicited, non-binding and confidential proposal from NBC, which proposed to acquire all of the CWB Shares for $50 per CWB Share, payable in NBC Shares, representing an implied premium of 83%, based on the respective closing prices of the NBC Shares and CWB Shares on February 13, 2024 (the “Third Proposal”). The Third Proposal included a proposed confidentiality agreement as well as a proposed exclusivity and standstill agreement to be entered into between CWB and NBC.

On February 27, 2024, the Board met to discuss the Third Proposal and possible next steps. The Board instructed certain members of the senior leadership team to further discuss the Third Proposal with NBC. The Board also discussed a draft received from NBC of the proposed confidentiality agreement and draft exclusivity and standstill agreement to be entered into between CWB and NBC. The Board authorized CWB to negotiate and enter into a confidentiality and standstill agreement to facilitate further discussions between CWB and NBC regarding the Third Proposal but not an exclusivity agreement. The confidentiality agreement was entered into on March 3, 2024 (the “Confidentiality Agreement”).

On March 6, 2024, members of the management teams of CWB and NBC met during which CWB management outlined their view of CWB’s strategic direction.

On March 14, 2024, CWB received a letter from NBC reiterating the terms of the Third Proposal.

On March 19, 2024, the Board met with management and Torys to discuss the Third Proposal and subsequent correspondence from NBC, further updates on discussions between the senior leadership team and NBC regarding the Third Proposal and risks and strategic advantages and disadvantages of possible responses to the Third Proposal. The Board noted the importance of considering all relevant stakeholders. At the meeting, Torys provided an overview at the meeting of the relevant legal considerations in connection with the Third Proposal. Following a detailed discussion, the Board determined that the offered consideration remained insufficient. Following the Board meeting, the President and Chief Executive Officer of CWB relayed this view to NBC which was confirmed in writing on March 20, 2024.

On April 3 and 4, 2024, the Board held its annual strategic planning sessions. The primary purpose of these sessions was to consider the strategic path of CWB on a standalone basis. As part of these meetings, the Board was provided with an update on the Third Proposal and held a further discussion of strategic responses and alternatives.

On April 23, 2024, the Board met to further discuss the Third Proposal with management, J.P. Morgan and Torys. At this meeting, J.P. Morgan provided preliminary financial advice with respect to the Third Proposal, including information on the intrinsic value of CWB on a standalone basis, a market comparison of the Third Proposal and an analysis of strategic alternatives and alternative processes. After discussion, including on CWB’s prospects should it continue to operate as a standalone public company, the Board concluded that it would be prepared to engage with NBC to negotiate improved terms, including by providing NBC with access to diligence materials.

Between April 23, 2024 and May 3, 2024, the Parties, with the assistance of their respective legal and financial advisors, continued to negotiate the terms of the Transaction. During this period, the Board was kept apprised of developments and the status of negotiations.

On May 3, 2024, the Board met to further discuss the Third Proposal. J.P. Morgan provided an update on ongoing negotiations with NBC and additional financial advice and strategic considerations. Torys provided the Board with further advice on the relevant legal and regulatory considerations in connection with the Transaction. At this meeting, the Board further considered process options and received advice from its financial advisors on alternative processes. In particular, the Board discussed other potential counterparties and considered their potential interest and ability, looking at both financial and regulatory factors, to participate in a potential alternative transaction to the Transaction. After thorough discussion, the Board determined that at this time it was unlikely that any person or group would be willing and able to propose a transaction that offered consideration, timeline to announcement and other terms more favourable to CWB and CWB Shareholders and other stakeholders than those of the Transaction. The Board also considered the publicly available information regarding the results of an extensive strategic review process conducted by another similarly sized Canadian bank, which leaked in the news media before it concluded in 2023 without resulting in an executable transaction. The Board was also concerned about the heightened risk of leaks in a strategic process and resulting negative impact to CWB of such leaks and determined that such risks could be more appropriately mitigated by pursuing the Transaction.

Beginning on May 9, 2024, NBC commenced an extensive due diligence process and as part of this process, NBC submitted due diligence requests to CWB, containing requests from both financial advisors and external legal counsel, as well as NBC’s internal due diligence team and external tax advisor. In connection with this process, CWB and NBC entered into a clean team confidentiality agreement on May 16, 2024 (the “Clean Team Agreement”), governing access to certain competitively sensitive information. NBC’s internal and external legal and financial advisors reviewed the documents made available by CWB. The Parties, with the assistance of their respective legal and financial advisors, also continued to negotiate the terms of the Transaction.

On May 20, 2024, the Board met to further discuss the Third Proposal and determined to form a special committee of independent directors (the “Special Committee”) to review, direct and supervise the further negotiation of the Transaction. The Board agreed that Sarah Morgan-Silvester, Irfhan Rawji and Ian Reid be invited to join the Special Committee, with Irfhan Rawji invited to act as chair of the Special Committee. The Board mandated the Special Committee, among other things, to: (a) review, direct and supervise the process to be carried out by CWB, with the assistance of management, legal and other advisors to CWB and such other advisors as the Special Committee may determine to be necessary or advisable in assessing the Third Proposal and any strategic alternatives thereto (each, a “Proposed Transaction”); (b) review and consider the proposed structure and terms and conditions of any Proposed Transaction or other strategic alternative; (c) supervise the conduct of, and, if necessary or appropriate, engage in negotiations or discussions, on behalf of CWB, as the Special Committee considers necessary or desirable; (d) consider all legal and regulatory requirements applicable to any Proposed Transaction or other strategic alternative; (e) discuss details of any Proposed Transaction with management and other representatives or advisors of CWB; (f) consider and make recommendations to the Board with respect to any Proposed Transaction or other strategic alternative and the process to be carried out by CWB related to any Proposed Transaction or other strategic alternative, including whether to terminate such process; (g) review any public disclosure to be made by CWB with respect to any Proposed Transaction or other strategic alternative and any related transaction documentation; (h) monitor the carrying out of any Proposed Transaction until such Proposed Transaction is completed or terminated; (i) supervise and direct the process for obtaining all necessary or appropriate regulatory, shareholder or other approvals in connection with any Proposed Transaction; (j) if required or considered appropriate, supervise the preparation of a fairness opinion and/or formal valuation in connection with any Proposed Transaction, and review with the opinion giver or valuator the key factors, methodologies and assumptions used in preparing the opinion or valuation; and (k) take all such further actions as the Special Committee shall deem necessary or advisable in order to carry out the intent of and accomplish the foregoing.

After May 20, 2024, NBC continued to conduct due diligence and the Parties, under the supervision of the Special Committee in the case of CWB, and with the assistance of their respective legal and financial advisors, commenced negotiation of the definitive terms of the Transaction Agreement. As part of the diligence process, management calls were also organized for NBC with key members of CWB senior leadership between May 23 and May 26, 2024, certain of which were also attended by financial advisors and external legal counsel. On May 24, 2024, representatives of Torys provided representatives of McCarthy Tétrault LLP, NBC’s outside legal counsel with an initial draft of the Transaction Agreement. On May 29, 2024, the Board met to further discuss the Third Proposal and received an update on negotiations since the prior Board meeting.

During this period, the Special Committee also met with CWB’s legal and financial advisors on a number of occasions. At such meetings, representatives of Torys provided updates to the Special Committee with respect to its discussions with NBC’s counsel and reported to the Special Committee as to open issues with respect to the Transaction Agreement. The Special Committee instructed Torys as to the terms and conditions of the Transaction Agreement that would be acceptable to it, including provisions relating to deal certainty and closing risk allocation (such as regulatory approvals and other closing conditions, and the scope of CWB’s representations, warranties and interim operating covenants), the nature of the non-solicitation provisions, the circumstances in which each party would be permitted to terminate the Transaction Agreement, the consequences of termination (including the remedies available to CWB) and the instances in which a break fee would be payable by CWB and a reverse break fee would be payable by NBC.

On June 3, 2024, NBC informed CWB that, after extensive due diligence, it was unable to increase its offer and reiterated the offer price from the Third Proposal of $50 per CWB Share, representing an implied exchange ratio of 0.429 and premium of 97%, based on the respective closing prices of the NBC Shares and CWB Shares on June 2, 2024.

On June 4, 2024, J.P. Morgan provided a financial analysis to the Board and Torys provided the Board with an update on the Transaction Agreement, including the key terms thereof. Following such presentations and after robust discussion, the Board concluded that the fundamental value of CWB warranted a higher offer from NBC and authorized the President and Chief Executive Officer of CWB to relay its position to NBC and indicate that the Board required a minimum exchange ratio of 0.450 of a NBC Share per CWB Share, representing an implied price of $52.74 and premium of 108%, based on the respective closing prices of the NBC Shares and CWB Shares on June 3, 2024, in order to continue negotiations. The Board also resolved that the Special Committee be authorized to continue to supervise the conduct of and, if necessary or appropriate, engage in negotiations or discussion on behalf of CWB with respect to the Transaction.

On June 5, 2024, the Board met to receive a presentation from the Special Committee regarding the status of the Transaction negotiations and certain key terms in the Transaction Agreement. The President and Chief Executive Officer provided an update on recent negotiations with NBC, including that the President and Chief Executive Officer of NBC verbally indicated that it would be willing to agree to an exchange ratio of 0.450, subject to the negotiation of other key terms of the Transaction. The Chief Financial Officer also presented management’s proposed approach to reverse due diligence on NBC.

Between June 5, 2024 and June 11, 2024, the negotiations of the Transaction Agreement and other transaction documents resumed under the supervision of the Special Committee on the basis of a 0.450 exchange ratio and the other material terms previously agreed upon. The Special Committee met on a near daily basis and received updates from management, J.P. Morgan and Torys, including with respect to the negotiation of the terms of the Transaction Agreement and other transaction documents.

During this period, CWB also engaged in a reverse due diligence process relating to NBC. CWB provided a list of questions for and conducted a business, legal and regulatory due diligence call with NBC. CWB management and its outside legal and financial advisors attended the due diligence call, which covered a number of legal, regulatory, financial, tax and other topics. CWB’s outside legal and financial advisors reviewed the documents made available by NBC and reported on the results of their review.

On June 8, 2024, the Board met with management, J.P. Morgan and Torys to receive a further update regarding the status of the Transaction negotiations and certain key terms in the Transaction Agreement, including to review a summary of the Transaction Agreement.

In the morning of June 11, 2024, the Special Committee met to review the proposed final terms and conditions of the Transaction Agreement with Torys. J.P. Morgan Canada provided a verbal fairness opinion to the Special Committee to the effect that, as of June 11, 2024, and based upon and subject to the various assumptions, limitations, and qualifications to be set forth in J.P. Morgan Canada’s written fairness opinion, the Exchange Ratio in the Transaction is fair, from a financial point of view, to CWB Shareholders (other than NBC). Following further discussion, the Special Committee, after receiving the Fairness Opinion and outside legal and financial advice, unanimously recommended to the Board, on the basis of the foregoing, that the Board (i) determine that the Transaction is in the best interests of CWB; (ii) determine that the Transaction is fair to the CWB Shareholders; (iii) approve the entering into, execution and delivery of the Transaction Agreement by CWB, and the performance of CWB’s obligations under the Transaction Agreement; and (iv) recommend that the CWB Shareholders vote in favour of the Transaction Resolution.

In the afternoon on June 11, 2024, the Board met to receive a report from the Special Committee, which provided a detailed account of the Special Committee’s negotiations and review process since its formation. The Special Committee unanimously recommended to the Board, after receiving the Fairness Opinion and outside legal and financial advice, that the Board (i) determine that the Transaction is in the best interests of CWB; (ii) determine that the Transaction is fair to the CWB Shareholders; (iii) approve the entering into, execution and delivery of the Transaction Agreement by CWB, in substantially the form of the draft Transaction Agreement provided to the Special Committee, and the performance of CWB’s obligations under the Transaction Agreement; and (iv) recommend that the CWB Shareholders vote in favour of the Transaction Resolution. Representatives of Torys reviewed a summary of the final key terms of the Transaction Agreement and form of Voting Agreement provided to the Board in advance of the meeting. The Board then considered the impact of the Transaction on key stakeholders of CWB. J.P. Morgan Canada provided a verbal fairness opinion to the Board to the effect that, as of June 11, 2024, and based upon and subject to the various assumptions, limitations, and qualifications to be set forth in J.P. Morgan Canada’s written fairness opinion, the Exchange Ratio in the Transaction is fair, from a financial point of view, to CWB Shareholders (other than NBC). Following further discussion, the Board, after receiving the Fairness Opinion, outside legal and financial advice and the recommendation of the Special Committee, unanimously determined that the Transaction is in the best interests of CWB and is fair to CWB Shareholders and unanimously resolved to recommend that CWB Shareholders vote in favour of the Transaction Resolution.

Later in the afternoon on June 11, 2024, the board of directors of NBC evaluated the Transaction Agreement with NBC’s management, legal counsel and financial advisors and unanimously determined that the Transaction is in the best interests of NBC. NBC retained the services of National Bank Financial Inc. (“NBF”) as the lead financial advisor in connection with the Transaction, and Jefferies Securities, Inc. (“Jefferies”) to provide a fairness opinion. Jeffries concluded, subject to the assumptions, limitations and qualifications set out in its opinion letter dated June 11, 2024, the consideration to be paid by NBC pursuant to the Transaction (comprised of 0.450 of an NBC Share for each Exchangeable Share) is fair, from a financial point of view, to NBC. NBF also provided a fairness opinion to the NBC board that concluded, subject to the assumptions, limitations and qualifications set out in its letter dated June 11, 2024, the consideration payable to CWB (comprised of 0.450 of an NBC Share for each Exchangeable Share) is fair, from a financial point of view, to NBC.

The Transaction was announced by CWB and NBC by way of a joint press release at approximately 4:15 p.m. (Toronto time) on June 11, 2024. CWB and NBC held a joint conference call on June 11, 2024 at 4:45 p.m. (Toronto time) to discuss the Transaction.

Recommendation of the Special Committee

The Special Committee was formed on May 20, 2024 and is comprised of the following independent directors: Irfhan Rawji (Chair), Sarah Morgan-Silvester and Ian Reid. The review and assessment of the Third Proposal, which resulted in the Transaction, was conducted under the supervision of the Special Committee in accordance with its mandate.

Each member of the Special Committee has entered into a Voting Agreement, pursuant to which such member has agreed to vote all of his or her CWB Shares IN FAVOUR of the Transaction Resolution.

The Special Committee considered whether the Transaction is in the best interests of CWB. After having undertaken a thorough review of, and having carefully considered the terms of, the Transaction, the Transaction Agreement, the Voting Agreements and a number of other factors, including, without limitation, those listed under “The Transaction – Reasons for the Recommendation”, and after receiving outside legal and financial advice, including receiving the Fairness Opinion (see “The Transaction – Fairness Opinion”), the Special Committee has unanimously determined that the Transaction is in the best interests of CWB and is fair to the CWB Shareholders.

The Special Committee unanimously recommended to the Board, on the basis of the foregoing, that the Board (i) determine that the Transaction is in the best interests of CWB; (ii) determine that Transaction is fair to the CWB Shareholders; (iii) approve the entering into, execution and delivery of the Transaction Agreement by CWB, and the performance of CWB’s obligations under the Transaction Agreement; and (iv) recommend that the CWB Shareholders vote IN FAVOUR of the Transaction Resolution.

Recommendation of the Board

The Board, having taken into account such factors and matters as it considered relevant including, among other things, the recommendation of the Special Committee, and after receiving outside legal and financial advice, including receiving the Fairness Opinion, has unanimously: (i) determined that the Transaction is in the best interests of CWB; (ii) determined that Transaction is fair to the CWB Shareholders; (iii) approved the entering into, execution and delivery of the Transaction Agreement by CWB, and the performance of CWB’s obligations under the Transaction Agreement; and (iv) resolved to recommend that the CWB Shareholders vote IN FAVOUR of the Transaction Resolution.

Accordingly, the Board unanimously recommends that CWB Shareholders vote IN FAVOUR of the Transaction Resolution (the “Board Recommendation”).

In forming its recommendation, the Board considered a number of factors, including, without limitation, the recommendation of the Special Committee and the factors listed below under “The Transaction – Reasons for the Recommendation”. The Board based its recommendation upon the totality of the information presented to and considered by it in light of the knowledge of members of the Board of the business, financial condition, prospects of CWB and after taking into account the advice of CWB’s outside financial and legal advisors and the advice and input of management of CWB.

Reasons for the Recommendation

The Special Committee and the Board reviewed and considered a significant amount of information and a number of factors relating to the Transaction and potential alternatives thereto, with the benefit of advice from their outside financial and legal advisors. The following is a summary of the principal reasons for the unanimous recommendation of the Special Committee and the Board that CWB Shareholders vote IN FAVOUR of the Transaction Resolution.

●	Significant Premium to CWB Shareholders. Based on an exchange ratio of 0.450 at the closing price of $116.34 per NBC Share on June 11, 2024, the Transaction values the CWB Shares at $52.35 per CWB Share. This represents a significant premium for CWB Shareholders of 110% to the closing price on June 11, 2024, and a premium of 100% based on the 20-day volume weighted average trading prices of both companies on the TSX as of June 11, 2024.

●	Participation in Future Growth. The form of Consideration provides CWB Shareholders with the opportunity to participate in any future increase in value of the United Bank. Each CWB Shareholder will receive, for each CWB Share held, 0.450 of a NBC Share. In the aggregate, the NBC Shares to be issued at Closing to CWB Shareholders will represent approximately 10.5% of the outstanding shares of the United Bank, taking into account the Concurrent Private Placement and the Public Offering of Subscription Receipts completed by NBC on June 17, 2024, using the Exchange Ratio and based on the number of outstanding CWB Shares and NBC Shares (on a non-diluted basis) as at May 23, 2024.

●	Canadian Tax Deferred Rollover. The Transaction is not expected to give rise to a capital gain (or capital loss) for Canadian federal income tax purposes to a CWB Shareholder who is resident in Canada and holds its CWB Shares as capital property. See “Certain Canadian Federal Income Tax Considerations”.

●	Commitments to the Provinces of British Columbia, Alberta, Saskatchewan and Manitoba. NBC has also agreed to certain covenants under the Transaction Agreement related to commitments to the Provinces of British Columbia, Alberta, Saskatchewan and Manitoba, including to, subject to certain conditions, (i) maintain executive and operational leadership based in Edmonton, (ii) supporting community organizations and charities, (iii) make available to clients headquartered or with material operations in such Provinces an aggregate of at least $5.0 billion in incremental corporate and commercial loans, and (iv) maintain, on a consolidated basis with NBC’s retail and wealth locations, CWB’s Western Canadian branch network.

●	Benefits of a CWB and NBC Combination.

o	Complementary Platforms and Enhanced Business Coverage Across Canada. The combination brings together two Canadian banks with complementary platforms from a capabilities, geographic and cultural standpoint. The United Bank’s growth objectives in Western Canada will be supported by executive and operational leaders based in Edmonton, Alberta. CWB’s customers will continue to have access to branches in the communities where they typically bank across Canada, as well as additional locations in NBC’s network. The United Bank will benefit from the aligned values, vision and cultural fit across organizations with a client-centric focus and likeminded entrepreneurial spirit.

o	Customer Service Diversification. CWB’s current retail customers will benefit from a larger product offering and digital platform, small business clients can utilize NBC’s cash and risk management solutions, and commercial clients will benefit from access to NBC’s leading capital markets franchise. This combination adds more full-service choice to Canadian businesses and individual customers across Canada. The combined business will allow for increased commercial lending for small and medium-sized businesses.

o	Access to Efficiencies and Synergies. In addition to the strategic benefits outlined, the Transaction is expected to result in pre-tax annual cost and funding synergies of up to $270 million, with upside from future revenue opportunities.

o	Combined Board-Level Expertise. NBC has agreed to use commercially reasonable efforts to appoint two of CWB’s directors to NBC’s board of directors, so the United Bank will benefit from the combined board-level expertise of CWB and NBC.

●	Fairness Opinion. The Special Committee and the Board took into account the Fairness Opinion, which states that, as of June 11, 2024, and based upon and subject to the various assumptions, limitations, and qualifications set forth therein, the Exchange Ratio in the Transaction is fair, from a financial point of view, to CWB Shareholders (other than NBC). See “The Transaction – Fairness Opinion”.

●	Treatment of CWB Employees. NBC has agreed to certain covenants under the Transaction Agreement whereby employees shall be provided with total remuneration packages and certain benefits that are at least as favourable as in effect immediately prior to Closing for at least one year following Closing.

●	Limited Conditions to Closing. NBC’s obligation to complete the Transaction is subject to a limited number of conditions that the Board and the Special Committee believe are reasonable in the circumstances. The Transaction is not subject to a financing condition. In addition, NBC must pay a Reverse Termination Amount equal to approximately $204 million if the Transaction fails to close due to the failure to obtain the Key Regulatory Approvals.

●	Continued Payment of Regular Dividends. The Transaction Agreement allows CWB to, and CWB expects to continue to, declare its regular quarterly dividend prior to Closing, with the ability to increase it to a maximum quarterly dividend of $0.38 per CWB Share if, as and when declared by the Board.

•	Alternatives to the Transaction. The Special Committee and the Board, after consultation with their outside financial and legal advisors, identified other potential counterparties and considered their potential interest and ability, looking at both financial and regulatory factors, to participate in a potential alternative transaction to the Transaction, and the Special Committee and the Board determined that it was unlikely that any person or group would be willing and able to propose a transaction that offered consideration, timeline to announcement, and other terms more favourable to CWB and CWB Shareholders and other stakeholders than those of the Transaction. The Special Committee also considered the publicly disclosed information regarding the results of an extensive strategic review process conducted by another similarly sized bank in Canada which concluded in late 2023 and failed to result in an executable transaction. For further details on the alternatives to the Transaction considered, see “The Transaction – Background to the Transaction”.

●	Standalone Value. The Special Committee and the Board considered the business, operations, assets, current and historical financial performance, operating results and growth opportunities of CWB. In addition, the Special Committee and the Board also considered CWB’s future business plan, contemplated growth, and potential long-term value, taking into account future prospects and opportunities, on the one hand, and risks, on the other hand, if CWB continued its operations as a standalone public company. The Special Committee and the Board concluded that the Consideration to be received by CWB Shareholders is more favourable to CWB Shareholders than the alternative of continuing to operate as a standalone public company and pursuing CWB’s contemplated long-term plan (taking into account the associated risks, rewards, timing and uncertainties).

●	Support of Directors and Executive Officers. The directors and executive officers of CWB have entered into Voting Agreements, pursuant to which they have agreed, among other things, to support the Transaction and to vote their CWB Shares in favour of the Transaction Resolution and against any resolution submitted by any other person that is inconsistent with the Transaction, subject to the terms of such agreements. Collectively, these Voting Agreements represent approximately 0.44% of the issued and outstanding CWB Shares as of July 12, 2024 (on a non-diluted basis).

●	Reasonable Termination Payment. The Termination Amount, which is payable by CWB to NBC if the Transaction Agreement is terminated under certain circumstances, including where CWB terminates the Transaction Agreement in order to enter into a written agreement with respect to a Superior Proposal, is considered appropriate in the circumstances as an inducement for NBC to enter into the Transaction Agreement and, in the view of the Special Committee and the Board, the Termination Amount would not preclude the possibility of a third party making a Superior Proposal.

●	Reverse Termination Amount. CWB is entitled to receive the Reverse Termination Amount, in consideration for the disposition by CWB, in the event that there is a legal impediment to consummate the Transaction related to the Key Regulatory Approvals or failure to obtain the Key Regulatory Approvals by the Outside Date.

In making their respective determinations and recommendations, the Special Committee and the Board also observed that a number of procedural safeguards were in place and present to protect the interests of CWB, CWB Shareholders and other CWB stakeholders. These procedural safeguards include:

●	Comprehensive Arm’s Length Negotiation Process. The Transaction and the terms of the Transaction Agreement are the result of a comprehensive arm’s length and vigorous negotiation process with NBC, which involved external legal counsel and financial advisors, as well as the oversight and direction of the Special Committee, which is comprised solely of members of the Board who are independent of CWB, NBC and their respective affiliates.

●	Ability to Respond to Superior Proposals. The Transaction Agreement permits the Board, in the exercise of its fiduciary duties, to respond, prior to the Meeting, to certain unsolicited acquisition proposals that are more favourable, from a financial point of view, to the CWB Shareholders than the Transaction, subject to compliance with certain covenants and conditions and certain ‘rights to match’ in favour of NBC.

●	Required Approvals. The Transaction must be approved by the affirmative vote of at least two-thirds of the votes cast on the Transaction Resolution by CWB Shareholders that vote at the Meeting.

●	Dissent Rights. Dissent Rights under applicable corporate law will be available to Registered CWB Shareholders with respect to the Transaction.

●	Other Stakeholders. The Board also considered the impact of the Transaction on CWB’s various other stakeholders, including the treatment of Options, RSUs, PSUs and DSUs under the Transaction.

In making their respective determinations and recommendations, the Special Committee and the Board also considered a number of potential risks and other factors resulting from the Transaction and the Transaction Agreement, which the Special Committee and the Board concluded were outweighed by the positive substantive and procedural factors of the Transaction described above, including the following:

●	Risk of Non-Completion. The risks to CWB during the pendency of the Transaction and if the Transaction is not completed, including (i) that if the Transaction Agreement is terminated and CWB decides to seek another transaction or business combination, it may be unable to find a party willing to pay greater or equivalent value compared to the Consideration being provided to the CWB Shareholders under the Transaction, (ii) the costs to CWB in pursuing the Transaction and potential alternatives thereto, (iii) the significant attention and resources required of management while working towards completion of the Transaction, (iv) the restrictions on the conduct of CWB’s business prior to the completion of the Transaction, which could delay or prevent CWB from undertaking business opportunities that may arise pending completion of the Transaction, and (v) the potential impact on CWB’s current business, operations and relationships, including with its customers and communities in which it operates and on CWB’s ability to attract, retain and motivate key personnel until the completion of the Transaction.

●	Non-Satisfaction of Closing Conditions. The risk that the Transaction may not be completed despite the Parties’ efforts or that completion of the Transaction may be unduly delayed, even if the Required Shareholder Approval is obtained, including the possibility that conditions to the Parties’ obligations to complete the Transaction may not be satisfied, the Key Regulatory Approvals may not be obtained and certain rights of NBC to terminate the Transaction Agreement under certain circumstances.

●	Limited Market Canvass and Non-Solicitation Covenants. CWB did not conduct a broad market canvass or auction process to identify potential strategic counterparties and the Transaction Agreement contains customary restrictions on CWB’s ability to solicit additional interest from third parties, although this is counterbalanced by the ‘superior proposal’ and ‘fiduciary out’ provisions contained in the Transaction Agreement. CWB considered the publicly available information regarding the results of an extensive strategic review process recently conducted by another similarly sized bank in Canada that failed to result in an executable transaction.

●	Fees and Expenses. The fees and expenses associated with the Transaction, a significant portion of which will be incurred regardless of whether the Transaction is consummated.

●	Exchange Ratio. The Exchange Ratio is fixed (apart from adjustments for certain events pursuant to the Transaction Agreement) and, as a result, there is a possibility that the NBC Shares to be issued will have a market value different than at the time of the entering into of the Transaction Agreement.

•	Termination Fee. The Transaction Agreement provides for a termination fee equal to approximately $204 million that may be payable by CWB to NBC in certain circumstances. See “The Transaction Agreement - Termination and Reverse Termination Amounts”.

The foregoing discussion of the information and factors (both potentially positive or negative) considered by the Special Committee and the Board is not, and is not intended to be, exhaustive but addresses the material information and factors considered by the Special Committee and the Board in their review and consideration of the Transaction, including factors that support as well as could weigh against the Transaction. In view of the wide variety of factors considered in connection with the evaluation of the Transaction and the complexity of these matters, the Special Committee and the Board did not find it practical or useful, and did not attempt, to quantify or assign relative or specific weights to the various factors or methodologies in reaching their respective conclusions and recommendations. In addition, the individual members of the Special Committee and the Board may have given differing weight to different factors. The conclusions and recommendations of the Special Committee and the Board, respectively, were made after considering the totality of the information and factors involved.

The Special Committee and the Board realized that there are risks associated with the Transaction, including that some of the potential benefits described in this Circular may not be realized or that there may be significant costs associated with realizing such benefits. The Special Committee and the Board believe that the factors in favour of the Transaction outweigh the risks and potential disadvantages, although there can be no assurance in this regard. See “Information Relating to CWB - Risk Factors”.

Fairness Opinion

In deciding to recommend approval of the Transaction, the Special Committee and the Board considered, among other things, the Fairness Opinion. CWB engaged J.P. Morgan Canada to prepare and deliver to the Special Committee and the Board an opinion regarding the fairness, from a financial point of view, of the Exchange Ratio in the Transaction to the CWB Shareholders (other than NBC).

In support of the Fairness Opinion, J.P. Morgan Canada (i) reviewed a draft of the Transaction Agreement; (ii) reviewed certain publicly available business and financial information concerning CWB and NBC and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies J.P. Morgan Canada deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of CWB and NBC with publicly available information concerning certain other companies J.P. Morgan Canada deemed relevant and reviewed the current and historical market prices of the CWB Shares and the NBC Shares and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of CWB relating to CWB and NBC’s businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction; and (vi) performed such other financial studies and analyses and considered such other information as J.P. Morgan Canada deemed appropriate for the purposes of the Fairness Opinion.

On June 11, 2024, the Special Committee and the Board held meetings to evaluate the Transaction. J.P. Morgan Canada delivered an oral opinion to the Special Committee and the Board, which was subsequently confirmed in writing, that, as of June 11, 2024, and based upon and subject to the various assumptions, limitations, and qualifications set out further therein, the Exchange Ratio in the Transaction is fair, from a financial point of view, to the CWB Shareholders (other than NBC).

The full text of the written Fairness Opinion setting out the information relied upon, matters considered and limitations and qualifications on the review undertaken by J.P. Morgan Canada in connection with the Fairness Opinion is attached as Appendix D to this Circular. J.P. Morgan Canada provided the Fairness Opinion exclusively for the use of the Special Committee and the Board in connection with and for the purposes of its evaluation of the Transaction. The Fairness Opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever without the prior written consent of J.P. Morgan Canada, which consent has been obtained for purposes of the inclusion of the Fairness Opinion in this Circular. The Fairness Opinion was one of a number of factors taken into consideration by the Special Committee and the Board in making their respective unanimous determinations that the Transaction is in the best interests of CWB and is fair, from a financial point of view, to the CWB Shareholders (other than NBC) and by the Board in recommending that CWB Shareholders vote IN FAVOUR of the Transaction Resolution. CWB Shareholders are urged to read the Fairness Opinion in its entirety. The foregoing summary of the Fairness Opinion is qualified in its entirety by the full text of the Fairness Opinion attached as Appendix D to this Circular.

J.P. Morgan’s Engagement and Qualifications

J.P. Morgan was formally engaged by CWB as its exclusive financial advisor pursuant to an engagement letter with J.P. Morgan (the “J.P. Morgan Engagement Letter”). Pursuant to the engagement, CWB requested that J.P. Morgan Canada prepare and deliver to the Special Committee and the Board an opinion as to the fairness, from a financial point of view, of the Exchange Ratio in the Transaction to the CWB Shareholders (other than NBC).

J.P. Morgan and its affiliates comprise a full service securities firm and a commercial bank engaged in securities trading and brokerage activities, as well as providing investment banking, asset management, financing, and financial advisory services and other commercial and investment banking products and services to a wide range of corporations and individuals.

Fees Payable to J.P. Morgan

Pursuant to the terms of the J.P. Morgan Engagement Letter, CWB has agreed to pay J.P. Morgan (i) a transaction fee equal to 1.10% of the transaction value including (ii) a fixed $7 million fee (creditable against the transaction fee) for rendering the Fairness Opinion (which is not contingent on the substance of or the conclusions reached in the Fairness Opinion or the completion of the Transaction). J.P. Morgan’s transaction fee is estimated to be $55 million.

Under the J.P. Morgan Engagement Letter, CWB has also agreed to pay J.P. Morgan a percentage of any break fee received by CWB or any subsidiary or affiliate of CWB from a purchaser, in the event a transaction is entered into by CWB but is not completed.

Under the J.P. Morgan Engagement Letter, CWB has also agreed to reimburse J.P. Morgan for its reasonable expenses and to indemnify it and certain of its related parties in respect of certain liabilities that might arise out of its engagement.

Transaction Mechanics

The following description of certain provisions of the Transaction Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Transaction Agreement, a copy of which has been filed by CWB on SEDAR+ at www.sedarplus.com and is also available on EDGAR at www.sec.gov. Upon request, CWB will promptly provide a copy of the Transaction Agreement free of charge to a CWB Shareholder. CWB Shareholders are urged to read the Transaction Agreement in its entirety.

At the Meeting, CWB Shareholders will be asked to vote to approve the Transaction Resolution. If the Transaction Resolution is approved by at least two-thirds of the votes cast by CWB Shareholders at the Meeting, all of the required regulatory approvals are received, and all other conditions to the completion of the Transaction are satisfied or waived, the By-Laws Amendment will be filed and the Transaction will be completed at the Effective Time in the following manner:

●	the by-laws of CWB will be amended to create the Exchangeable Shares;

●	upon the creation of the Exchangeable Shares, each CWB Share (other than those owned beneficially by NBC and its Subsidiaries that have not been allocated to a segregated or other investment fund established and maintained by any such Subsidiary) will be changed into one Exchangeable Share;

●	immediately following the change of each CWB Share into one Exchangeable Share, each Exchangeable Share will be transferred automatically to NBC for:

o	in the case of Exchangeable Shares other than Exchangeable Shares held by Dissenting Shareholders, the Consideration per Exchangeable Share; and

o	in the case of Exchangeable Shares held by Dissenting Shareholders, the right to be paid Fair Value for their CWB Shares; and

●	following the transfer described immediately above, NBC will convert the Exchangeable Shares acquired by it into CWB Shares on a one-for-one basis.

After giving effect to the Transaction, NBC will own all of the issued and outstanding CWB Shares.

The Transaction will become effective at the Effective Time on the fifth Business Day after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set out in the Transaction Agreement, unless another time or date is agreed to in writing by the Parties.

Exchangeable Shares

The following is a summary of the material rights, privileges, restrictions and conditions attaching to the Exchangeable Shares and is qualified in its entirety by reference to the full text of such rights, privileges, restrictions and conditions, which are attached as Appendix 1 to Appendix C of this Circular.

Automatically Exchangeable for NBC Shares

Each Exchangeable Share will be transferred automatically to NBC immediately after the change of each CWB Share into one Exchangeable Share described in greater detail under “The Transaction – Transaction Mechanics” as follows: (i) in the case of an Exchangeable Share that is not a Dissent Share, in exchange for that number of NBC Shares as is equal to the Exchange Ratio, provided that a cash payment will be made in lieu of the issuance of a fractional NBC Share as determined in accordance with Section 2.2 of the Transaction Agreement; and (ii) in the case of an Exchangeable Share that is a Dissent Share, in exchange for the right to be paid Fair Value, in either case, without further action by the holders of Exchangeable Shares, by CWB or by NBC.

The Exchange Ratio is subject to adjustment upon the occurrence of certain extraordinary events, including in the event of a reorganization of NBC’s share capital, or the fixing of a record date by NBC prior to the Effective Time in respect of a rights offering in respect of the NBC Shares or certain special distributions on the NBC Shares.

Ranking

The Exchangeable Shares will rank junior to the First Preferred Shares and any other shares of CWB which by their terms rank senior to the Exchangeable Shares and shall rank equally with the CWB Shares and any other shares of CWB which by their terms rank equally with the Exchangeable Shares or the CWB Shares with respect to priority in the payment of dividends and in the distribution of assets of CWB in the event of the liquidation, dissolution, winding-up or other distribution of assets of CWB for the purpose of winding up its affairs, whether voluntary or involuntary.

Voting

Subject to the Bank Act, the holders of the Exchangeable Shares shall be entitled to receive notice of, to attend and vote at all meetings of the shareholders of CWB on the same basis as a holder of CWB Shares.

Conversion into CWB Shares

The Exchangeable Shares shall be convertible into CWB Shares at the option of the holder at any time and from time to time after the occurrence of Effective Time on a one-for-one basis.

Fractional Shares

No fractional NBC Shares will be delivered to any CWB Shareholder otherwise entitled thereto. In any case where the aggregate number of NBC Shares to be issued to a CWB Shareholder pursuant to the Transaction would result in a fraction of an NBC Share being issuable, then the number of NBC Shares to be issued to such CWB Shareholder shall be rounded down to the closest whole number and, in lieu of the issuance of a fractional NBC Share, NBC will pay to each such holder a cash payment (rounded down to the nearest cent) determined by multiplying such fraction of an NBC Share by the volume-weighted average trading price of the NBC Shares on the TSX for the five trading days immediately preceding the Effective Date.

Adjustment to Exchange Ratio

If, after June 11, 2024, either Party, subject to Article 4 of the Transaction Agreement:

(i)	splits, consolidates or reclassifies any of its issued and outstanding common shares;

(ii)	undertakes any other capital reorganization; or

(iii)	declares, sets aside or pays any dividend or distribution to its shareholders of record as of a time prior to the Effective Time (other than a CWB Permitted Dividend or an NBC Permitted Dividend), including any stock dividend or rights offering, then the Exchange Ratio shall be appropriately adjusted to provide to NBC, CWB and their respective shareholders the same economic effect as contemplated by the Transaction Agreement and the Transaction prior to such action.

Procedure for Exchange of Share Certificates and Non-Certificated CWB Shares

NBC will, forthwith following the satisfaction of the conditions to the completion of the Transaction, and in any event prior to the adoption by CWB of the By-Laws Amendment, irrevocably deposit in escrow with the Depositary sufficient NBC Shares, and sufficient funds to satisfy any aggregate cash payment in lieu of fractional NBC Shares, to satisfy the aggregate Consideration payable to the CWB Shareholders pursuant to the Transaction (other than payments to CWB Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection). CWB Shareholders who have certificates representing their CWB Shares must surrender such certificates to the Depositary in order to receive their Consideration. A Letter of Transmittal will be sent separately to CWB Shareholders whose CWB Shares are represented by share certificates for use by such CWB Shareholders to facilitate the exchange of their CWB Shares for NBC Shares. Upon receipt by the Depositary of a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the CWB Shareholder who submitted the Letter of Transmittal will be entitled to receive in exchange therefor, and the Depositary will deliver to such CWB Shareholder, the Consideration.

Non-Registered (Beneficial) CWB Shareholders should contact their intermediary (which is usually a trust company, securities broker, or other financial institution) for instructions and assistance in delivery of the share certificate(s) representing their CWB Shares.

Cancellation of Rights after Five Years

Any certificate which immediately prior to the Effective Time represented outstanding CWB Shares, other than a certificate held by a Dissenting Shareholder who is ultimately entitled to be paid an amount equal to the Fair Value of the CWB Shares held by such Dissenting Shareholder, but was exchanged pursuant to the By-Laws Amendment, that has not been deposited, together with all other documents and instruments reasonably required by the Depositary, with the Depositary on or prior to the fifth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature to the Consideration (and any dividends or distributions with respect thereto, including cash in lieu of fractional NBC Shares) to which the former holder of the certificate was ultimately entitled shall be deemed to have been surrendered for no consideration to NBC, together with all entitlements to dividends, distributions, cash and interest in respect thereof held for such former holder.

Key Regulatory Approvals

It is a condition to the completion of the Transaction that each of the Key Regulatory Approvals has been made, given or obtained and each such Key Regulatory Approval is in force and has not been rescinded or amended in such a way as to prevent or otherwise make illegal the consummation of the Transaction. See “Regulatory Matters” for full description of each of the Key Regulatory Approvals.

Required Shareholder Approval

CWB Shareholders will be asked to consider and, if thought advisable to pass, with or without variation the Transaction Resolution at the Meeting. The Transaction Resolution must be approved by the affirmative vote of at least two-thirds of the votes cast on the Transaction Resolution by CWB Shareholders present in person or represented by proxy at the Meeting. The full text of the Transaction Resolution and the By-Laws Amendment are attached to this Circular as Appendix B and Appendix C, respectively.

The Special Committee UNANIMOUSLY recommended to the Board that it recommend that CWB Shareholders vote IN FAVOUR of the Transaction Resolution. The Board UNANIMOUSLY recommends that CWB Shareholders vote IN FAVOUR of the Transaction Resolution.

Voting Agreements

The following description of certain provisions of the form of Voting Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the form of Voting Agreement, which is incorporated by reference herein, and is available on SEDAR+ at www.sedarplus.com.

Under the Voting Agreements, each of the directors of and executive officers of CWB has agreed, subject to the terms and conditions of the Voting Agreements, among other things:

●	at the Meeting, to vote or to cause to be voted the CWB Shares, and any other securities of CWB directly or indirectly acquired by or issued to such director or officer after the date of the Voting Agreement and prior to the Record Date, (i) in favour of the Transaction Resolution; and (ii) against approval of any action or proposal which could reasonably be expected to impede, delay or prevent the completion of the Transaction;

●	if requested by NBC, acting reasonably, to deliver or to cause to be delivered to CWB duly executed proxies or voting instruction forms voting in favour of the By-Laws Amendment;

●	not to exercise any Dissent Rights;

●	not to, directly or indirectly, sell, transfer, pledge or assign or agree to sell, transfer, pledge or assign prior to the Record Date any of the CWB Shares or any interest therein, without NBC’s prior written consent, except to one or more entities directly or indirectly wholly-owned or controlled by such director or officer, other than: (i) to exercise or surrender Options in accordance with the terms and subject to the conditions of the Transaction Agreement, (ii) to authorize CWB to withhold CWB Shares that may otherwise be due to such director or officers pursuant to the exercise or settlement of Options or sell (or authorize CWB to sell) any CWB Shares to fund employee withholding taxes which must be remitted with respect to the exercise or settlement of Options, or (iii) to sell CWB Shares to fund the exercise price upon the exercise or settlement of Options.

The Voting Agreements shall automatically terminate and be of no further force and effect upon the earliest of (a) the mutual written agreement of the parties thereto, (b) the Effective Time or (c) the termination of the Transaction Agreement in accordance with its terms.

As of the date of the Transaction Agreement, the directors and executive officers of CWB collectively held or exercised control or direction over approximately 0.43% of the issued and outstanding CWB Shares.

Letter of Transmittal

A Letter of Transmittal will be mailed prior to Closing to each Registered CWB Shareholder. Each Registered CWB Shareholder must return a properly completed and signed Letter of Transmittal to the Depositary in order to receive the NBC Shares to which such CWB Shareholder is entitled to pursuant to the Transaction. The details for the procedure for surrendering CWB Share certificates or uncertificated CWB Shares held through the direct registration system to the Depositary will be set out in the Letter of Transmittal.

It is recommended that CWB Shareholders complete, sign and return the Letter of Transmittal, with accompanying CWB Share certificate(s) if applicable, to the Depositary as soon as possible, once received. All deposits of CWB Shares made under a Letter of Transmittal are irrevocable. The Letter of Transmittal will also be available on SEDAR+ at www.sedarplus.com prior to Closing.

Any use of the mail to transmit a certificate for CWB Shares and a related Letter of Transmittal is at the risk of the CWB Shareholder. If these documents are mailed, it is recommended that registered mail, properly insured, be used.

Whether or not CWB Shareholders forward the certificate(s) representing their CWB Shares (if certificated), upon completion of the Transaction on the Effective Date, CWB Shareholders will cease to be CWB Shareholders as of the Effective Time and will only be entitled to receive that number of NBC Shares to which they are entitled under the Transaction or, in the case of CWB Shareholders who properly exercise Dissent Rights, the right to receive Fair Value for their CWB Shares in accordance with the dissent procedures. See “Rights of Dissenting Shareholders”.

Treatment of Incentive Securities

Immediately prior to the Effective Time, each DSU will be cancelled in exchange for an amount in cash (without interest and less any applicable Taxes required to be withheld with respect to such payment) for each such DSU equal to the volume-weighted average trading price of the CWB Shares on the TSX for the Effective Date and the four trading days immediately preceding the Effective Date.

Immediately after the automatic transfer of each Exchangeable Share to NBC described in greater detail under “The Transaction – Transaction Mechanics”, the Incentive Securities other than the DSUs will be exchanged or amended, as the case may be, as follows:

●	each Option (whether vested or unvested) held by an Option holder that is outstanding and unexercised immediately prior to the Effective Time will be exchanged for an option (a “Replacement Option”) to purchase, on substantially similar terms and conditions as were applicable under such Option immediately prior to the Effective Time, such number of NBC Shares (with the aggregate number of NBC Shares subject to Replacement Options that are held by each Option holder being rounded down to the nearest whole number) equal to (A) the number of CWB Shares subject to such Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, which Replacement Option will have an exercise price per NBC Share equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (1) the exercise price per CWB Share subject to such Option immediately prior to the Effective Time, by (2) the Exchange Ratio, such that the aggregate number of Replacement Options received by an Option holder will have the same aggregate in-the-money value immediately following the exchange as the exchanged Options held by such Option holder immediately prior to the Effective Time,

●	each RSU outstanding immediately prior to the Effective Time will remain outstanding on its existing terms, including as to vesting, termination of employment and change of control, provided that, the terms of such RSUs will be amended in accordance with the amendment provisions of the RSU Plan so as to substitute for the CWB Shares subject to such RSUs such number of NBC Shares equal to (A) the number of CWB Shares subject to the RSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, and

●	each PSU outstanding immediately prior to the Effective Time will remain outstanding on its existing terms, including as to vesting, termination of employment and change of control, provided that, the terms of such PSUs will be amended in accordance with the amendment provisions of the PSU Plan so as to (A) remove all performance conditions applicable to such PSUs and (B) substitute for the CWB Shares subject to such PSUs such number of NBC Shares equal to (1) the number of CWB Shares subject to the PSUs immediately prior to the Effective Time, multiplied by (2) the Performance Factor, multiplied by (3) the Exchange Ratio.

Treatment of Other Securities

First Preferred Shares

All of the issued and outstanding First Preferred Shares shall remain outstanding in accordance with their terms. CWB expects to continue to pay regular quarterly dividends during the interim period if, as, and when declared by the Board (i) in respect of the First Preferred Shares Series 5, not in excess of $0.3981875 in cash per First Preferred Share Series 5; and (ii) in respect of the First Preferred Shares Series 9, not in excess of $0.4781875 in cash per First Preferred Share Series 9.

NVCC Subordinated Debentures

All of the issued and outstanding NVCC Subordinated Debentures shall remain outstanding in accordance with their terms.

LRCNs

All of the issued and outstanding LRCNs shall remain outstanding in accordance with their terms.

Employee Share Purchase Plan and Treatment of CWB Employees

CWB’s employee share purchase plan will continue to operate in accordance with its terms prior to Closing. The plan will terminate in its entirety at or immediately prior to the Effective Date. Pursuant to the Transaction Agreement, NBC has agreed to provide CWB Employees with: (i) a total remuneration package (including but not limited to base salary and bonus and long-term incentive opportunities and benefits) that is at least as favourable as that would have been provided to each CWB Employee immediately prior to the Effective Time; and (ii) severance and retirement benefits to each CWB Employee that are no less favourable than those that would have been provided to such CWB Employee under the applicable severance and retirement benefit plans, programs, policies, practices, agreements and arrangements as in effect immediately prior to the Effective Time. See “The Transaction Agreement — Covenants”.

Stock Exchange Delisting and Reporting Issuer Status

The CWB Shares are currently listed and posted for trading on the TSX under the symbol “CWB”. Pursuant to the Transaction, as of the Effective Date, CWB will become a subsidiary of NBC with all CWB Shares owned by NBC. CWB expects that the CWB Shares will be delisted from the TSX following the Effective Date. After the CWB Shares are delisted from the TSX, for so long as the First Preferred Shares remain listed on the TSX, CWB is expected to remain a reporting issuer in each of the provinces and territories in Canada following the completion of the Transaction, for so long as the First Preferred Shares remain listed on the TSX or CWB is otherwise required to remain a reporting issuer under applicable Canadian Securities Laws.

Interests of Certain Parties in the Transaction

In considering the recommendation of the Board and Special Committee with respect to the Transaction, CWB Shareholders should be aware that certain members of the Board and the Special Committee and of CWB’s management have interests in connection with the transactions contemplated by the Transaction that may create actual or potential conflicts of interest in connection with such transactions as described below. Each of the Board and the Special Committee is aware of these interests and considered them along with the other matters described above in “The Transaction — Recommendation of the Board”, “The Transaction — Recommendation of the Special Committee” and “Information Relating to CWB — Information Respecting Directors and Executive Officers”.

Ownership of Incentive Securities

The directors and executive officers of CWB hold Incentive Securities which will be affected by the Transaction as described under the heading “The Transaction — Treatment of Incentive Securities”.

Termination and Change of Control Benefits

CWB has entered into agreements with certain members of its senior management team providing for severance entitlements in the event CWB terminates such individual’s employment on a without cause basis or such individual resigns in circumstances constituting good reason within 18 months following the Transaction or other change of control transaction. Upon such event, the individual is entitled to receive an amount equal to the sum of (a) 15-24 months’ base salary, (b) 1.25-2 times the average of the individual’s annual bonuses paid for the two years immediately prior to the termination of employment, (c) a pro-rated annual bonus payment for the fiscal year in which the termination of employment occurs, and (d) an amount equal to 15-20 percent of the employee’s base salary (in recognition of the individual’s cessation of participation in the benefit and retirement plans of CWB and loss of the perquisites they would otherwise have been entitled to receive). In addition, the individual would be entitled to continued participation in CWB’s health and dental plans for up to six months following their date of termination and any other minimum payments or entitlements required by applicable employment standards legislation.

Pursuant to the terms of the Transaction Agreement, CWB will also establish a cash retention bonus program prior to the Effective Time for the benefit of certain of its employees.

Awards held by certain members of CWB’s senior management team under the Incentive Plans provide for accelerated vesting or other preferential treatment of such outstanding awards in the event that CWB (or its successor) eliminates or substantially changes an officer’s or employee’s office or position and the officer or employee leaves CWB’s employment within 18 months of a change of control (which the Transaction would constitute).

Board of Directors of NBC

Pursuant to the terms of the Transaction Agreement, CWB shall be entitled to provide written notice to NBC at least ten Business Days prior to the Effective Date identifying up to two nominees to be appointed to the board of directors of NBC. NBC is required to use commercially reasonable efforts to appoint such nominees to its board of directors, effective as at the Effective Time.

Insurance and Indemnification of Directors and Officers

Prior to the Effective Date, CWB shall purchase, in consultation with NBC, customary “tail” or “run off” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by CWB and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and NBC will, or will cause CWB and its subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date.

Pursuant to the Transaction Agreement, NBC has agreed that all rights to indemnification or exculpation now existing in favour of present and former employees, officers or directors of CWB or any of its subsidiaries shall survive the completion of the Transaction and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date.

Information Relating to CWB

Overview

CWB is a Schedule I chartered bank under the Bank Act and was formed effective November 1, 1987 through the amalgamation of Bank of Alberta (incorporated on March 22, 1984) and Western & Pacific Bank of Canada (incorporated on March 25, 1982). CWB has also amalgamated with two other financial institutions since 1987: Northwest Trust Company (effective December 31, 1994) and B.C. Bancorp (effective November 1, 1996). The Bank Act is the charter of CWB and governs its operations.

CWB’s head office is located at Suite 3000, Canadian Western Bank Place, 10303 Jasper Avenue NW, Edmonton, Alberta, T5J 3X6.

Information Respecting Directors and Executive Officers

The names of the directors and executive officers of CWB, the positions held by them with CWB and the designation and number of outstanding securities of CWB beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them and, where known after reasonable enquiry, by their respective associates, as of July 12, 2024 are as follows:

Name	Position	CWB Shares	Options	PSUs	RSUs	DSUs	First Preferred Shares Series 9
Andrew J. Bibby	Corporate Director	13,022	-	-	-	28,086	-
Maria Filippelli, FCPA, FCA	Corporate Director	7,964	-	-	-	25,667	-
Linda M.O. Hohol	Corporate Director	9,490	-	-	-	31,203	-
E. Gay Mitchell	Corporate Director	25,350	-	-	-	22,333	-
Sarah A. Morgan-Silvester	Corporate Director	11,650	-	-	-	47,890	-
Margaret J. Mulligan, FCPA, FCA	Corporate Director	9,000	-	-	-	45,688	-
Irfhan A. Rawji	Corporate Director	30,883	-	-	-	19,870	-
Ian M. Reid	Corporate Director	14,217	-	-	-	48,747	-
Christopher H. Fowler	President and Chief Executive Officer	167,635	379,461	108,146	-	-	1,800
R. Matthew Rudd, CPA, CA	Chief Financial Officer	23,686	76,075	29,506	-	-	600
Kelly S. Blackett	Chief People and Culture Officer	29,613	89,788	23,753	-	-	-
Trent A. Erickson	Senior Vice President, Credit Risk Management	8,858	22,409	10,638	1,627	-	-
Kelly M. Martin	Senior Vice President and Chief Internal Auditor	11,542	27,072	12,857	1,908	-	-
Stephen H.E. Murphy	Group Head, Commercial, Personal and Wealth	50,319	142,302	38,700		-	-
M. Carolina Parra	Chief Risk Officer	4,042	77,725	29,313	3,055	-	-
Monique M. Petrin Nicholson	Senior Vice President, General Counsel and Corporate Secretary	2,180	14,953	6,882	1,865	-	-
Jeffrey I.L. Wright	Group Head, Client Solutions and Specialty Businesses	7,380	67,973	23,737	1,063	-	-

Trading Price and Volume of CWB Shares

CWB shares

The CWB Shares trade on the TSX under the symbol “CWB”. The First Preferred Shares Series 5 and First Preferred Shares Series 9 trade on the TSX under the symbols “CWB.PR.B”, and “CWB.PR.D”, respectively. Certain circumstances or corporate transactions may require the approval of the holders of CWB Shares and CWB’s First Preferred Shares on a separate class-by-class or series-by-series basis.

TSX TRADING DATA

The following table sets forth, for the calendar periods indicated, the intraday high and low sale prices and composite volume of trading of the CWB Shares as reported on the TSX:

	Price Range ($)
Period	High	Low	Volume
2023
June	$25.50	$23.21	5,389,880
July	$27.14	$24.21	4,736,119
August	$26.72	$24.85	4,715,582
September	$29.39	$27.25	7,665,018
October	$28.49	$26.65	7,156,757
November	$29.46	$27.32	5,065,645
December	$31.64	$29.25	6,702,401
2024
January	$30.87	$29.31	4,186,125
February	$29.68	$27.26	7,143,241
March	$29.07	$27.01	6,879,080
April	$28.20	$26.08	5,071,133
May	$27.61	$24.74	7,915,413
June	$44.00	$24.66	17,529,562
July 2-12	$45.72	$43.14	2,933,937

The closing price of the CWB Shares on the TSX on June 11, 2024, the last trading day preceding the announcement of the Transaction Agreement, was $24.89. The closing price of the CWB Shares on the TSX on July 12, 2024 was $45.32.

DIVIDEND POLICY AND HISTORY

CWB Shareholders are entitled to receive dividends from CWB if, as and when declared by the Board after consideration of a number of factors including CWB’s operational results, financial condition and cash requirements. The Board has declared the following dividends in the preceding three financial years and the current year:

Quarter	Quarterly Dividend Declared per CWB Share ($)
Q2 FY2021	0.29
Q3 FY2021	0.29
Q4 FY2021	0.29
Q1 FY2022	0.30
Q2 FY2022	0.30
Q3 FY2022	0.31
Q4 FY2022	0.31
Q2 FY2023	0.32
Q2 FY2023	0.32
Q3 FY2023	0.33
Q4 FY2023	0.33
Q1 FY2024	0.34
Q2 FY2024	0.34
Q3 FY2024	0.35

Under the terms of the Transaction Agreement, CWB is entitled to declare and pay regular quarterly dividends not in excess of $0.38 quarterly in cash per CWB Share, if, as, and when declared by the Board. Pursuant to the Transaction Agreement, any dividend above this amount will result in an appropriate adjustment to the Exchange Ratio to provide NBC, CWB and their respective shareholders the same economic effect as contemplated by the Transaction Agreement and the Transaction prior to such action. See “The Transaction Agreement – Transaction Mechanics - Adjustment to Exchange Ratio”.

PRIOR SALES AND PURCHASES

Share Repurchases

No CWB Shares were repurchased within the 12 months prior to the date of this Circular.

Options Granted

The following table summarizes the Options granted within the 12 months prior to the date of this Circular:

Date of Grant	Number of CWB Options Granted	Exercise Price
December 18, 2023	394,875	$31.097
July 2, 2024	20,321	$43.35

CWB Shares Issued on the Exercise of CWB Options

The following table summarizes the CWB Shares issued on the exercise of Options within the 12 months prior to the date of this Circular:

Date of Exercise	Number of CWB Options Exercised	Number of CWB Shares Issued upon Option Exercise	Exercise Price (C$)
8-Dec-23	5,517	43	$31.10
13-Dec-23	5,339	289	$31.12
14-Dec-23	4,524	334	$31.39
19-Dec-23	3,855	301	$31.53
12-Jun-24	134,745	34,304	$41.89
13-Jun-24	49,243	12,616	$41.18
14-Jun-24	38,765	9,990	$41.38
19-Jun-24	18,914	5,200	$42.22
24-Jun-24	3,685	1,179	$42.75
25-Jun-24	11,159	2,150	$43.55
3-Jul-24	5,527	1,532	$44.09
4-Jul-24	3,729	1,279	$44.30
10-Jul-24	13,167	4,592	$45.04

CWB Shares Issued on Dividend Reinvestments and Employee Share Purchase Plan

CWB has a dividend reinvestment plan whereby holders of (i) CWB Shares and (ii) CWB preferred shares who are resident in Canada can elect to receive their dividends as additional CWB Shares. 208,563 CWB Shares were issued in connection with the CWB dividend reinvestment plan within the 12 months prior to the date of this Circular.

No CWB Shares were issued in connection with CWB’s employee share purchase plan within the 12 months prior to the date of this Circular.

RISK FACTORS

If the Transaction is not completed, CWB will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Such risk factors are set forth and described in the “Risk Management” section of CWB’s 2023 Annual MD&A which can be found on SEDAR+ at www.sedarplus.com and which section is incorporated by reference herein. Readers are cautioned that such risk factors are not exhaustive. Copies of the information referred to in this section may be obtained by writing to CWB’s Corporate Secretary, Canadian Western Bank, Suite 3000, Canadian Western Bank Place, 10303 Jasper Avenue NW, Edmonton, Alberta, T5J 3X6 or via CWB’s website at www.cwbank.com.

CWB Documents Incorporated by Reference

The following documents filed by CWB with the Securities Authorities are specifically incorporated by reference in this Circular:

(1)	CWB’s annual information form dated December 7, 2023 for the year ended October 31, 2023;

(2)	CWB’s consolidated financial statements for the fiscal years ended October 31, 2023 and 2022, together with the independent auditor’s report thereon;

(3)	CWB’s management’s discussion and analysis as contained in CWB’s annual report for the year ended October 31, 2023;

(4)	CWB’s interim consolidated financial statements for the three and six months ended April 30, 2024 and 2023;

(5)	CWB’s management’s discussion and analysis as contained in CWB’s report to CWB Shareholders for the three and six months ended April 30, 2024 and 2023;

(6)	CWB’s management proxy circular attached to its notice of annual meeting dated January 29, 2024 regarding CWB’s annual meeting of CWB Shareholders held on April 4, 2024;

(7)	the material change report of CWB dated June 17, 2024 in respect of the announcement of the Transaction;

(8)	the Transaction Agreement; and

(9)	the form of Voting Agreement.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for the purposes of this Circular, to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, or therein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement, or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Copies of the documents incorporated herein by reference may be obtained by writing to CWB’s Corporate Secretary, Canadian Western Bank, Suite 3000, Canadian Western Bank Place, 10303 Jasper Avenue NW, Edmonton, Alberta, T5J 3X6 or via CWB’s website at www.cwbank.com. These documents are also available through the internet on SEDAR+ which can be accessed at www.sedarplus.com.

Any document of the type above or otherwise required by Item 11.1 of Form 44-101F1 – Short Form Prospectus to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, audited annual financial statements, management’s discussion and analysis and information circulars filed by CWB with applicable Securities Authorities in Canada on SEDAR+ at www.sedarplus.com after the date of this Circular and before the Meeting, are deemed to be incorporated by reference into this Circular.

Information Relating to NBC

The following sections of this Circular should be read in conjunction with the documents incorporated by reference in these sections and the information concerning NBC appearing elsewhere in this Circular.

Overview

NBC is a Canadian bank governed by the Bank Act and its head office is located at Place Banque Nationale, 800 Saint-Jacques Street, Montreal, Quebec, Canada, H3C 1A3.

NBC’s roots date back to 1859 with the founding of Banque Nationale in Quebec City. NBC’s current charter is the result of a series of amalgamations, first with Banque d’Hochelaga in 1924 to form Bank Canadian National, which then merged with The Provincial Bank of Canada in 1979 to form National Bank of Canada. In 1985, NBC acquired The Mercantile Bank of Canada. In 1992, NBC merged with National Bank Leasing Inc., its wholly owned subsidiary.

For further information regarding NBC, refer to NBC’s filings with Securities Authorities, which may be obtained through the SEDAR+ website at www.sedarplus.com.

Description of Share Capital

As at April 30, 2024, the NBC’s authorized share capital consisted of an unlimited number of common shares, which may be issued for such consideration as the directors of NBC may determine, an unlimited number of first preferred shares, provided that the first preferred shares outstanding at any time shall have been issued for an aggregate consideration of not more than $7,500,000,000 or the equivalent thereof in foreign currencies, and 15,000,000 second preferred shares, which may be issued for an aggregate consideration of not more than $300,000,000 or the equivalent in foreign currencies.

The NBC Shares are listed and traded on the TSX under the symbol “NA”. NBC’s first preferred shares, Series 30, 32, 38, 40 and 42 are listed and traded on the TSX under the symbols “NA.PR.S”, “NA.PR.W”, “NA.PR.C”, “NA.PR.E” and “NA.PR.G”, respectively.

As at April 30, 2024, the issued share capital of NBC consisted of 340,055,711 NBC Shares, 66,000,000 first preferred shares of NBC and 1,500,000 limited recourse capital notes

On June 17, 2024, NBC distributed 8,906,000 subscription receipts (“Subscription Receipts”) of NBC at a price of $112.30 per Subscription Receipt pursuant to a public offering (the “Public Offering”) and concurrent private placement (the “Concurrent Private Placement”). Pursuant to the Public Offering, NBC issued and sold 4,453,000 Subscription Receipts at a price of $112.30 for total gross proceeds of approximately $500 million. The Public Offering was underwritten on a bought-deal basis by a syndicate of underwriters led by NBF. NBC has granted the underwriters an option to purchase up to an additional 667,950 Subscription Receipts at the Public Offering price exercisable up to 30 days after closing of the Public Offering.

Pursuant to the Concurrent Private Placement, NBC issued and sold 4,453,000 Subscription Receipts at the Public Offering price to an affiliate of Caisse de dépôt et placement du Québec (“CDPQ”) for gross proceeds of approximately $500 million. All of CDPQ’s Subscription Receipts are subject to a statutory hold period of four months plus one day from the date of their issuance. CDPQ has the right, for a period of 30 days after closing of the Concurrent Private Placement, to purchase up to an additional 667,950 Subscription Receipts to maintain its pro-rata ownership.

Each Subscription Receipt entitles the holder thereof to receive automatically upon closing of the Transaction, without any action on the part of the holder and without payment of additional consideration, (i) one NBC Share, and (ii) a cash payment equal to the amount per NBC Share of any cash dividends declared by NBC and for which the record date falls within the period commencing on June 17, 2024 to (but excluding) the last day the Subscription Receipts are outstanding (less applicable withholding taxes, if any).

Based on the number of NBC Shares and CWB Shares issued and outstanding as at May 23, 2024, NBC expects to issue an estimated 43,445,196 NBC Shares in connection with the Transaction, representing approximately 10.5% of the outstanding shares of the United Bank, taking into account the Concurrent Private Placement and the Public Offering of Subscription Receipts completed by NBC on June 17, 2024.

Trading Price and Volume of NBC Shares

The NBC Shares are listed and traded on the TSX under the symbol “NA”. The following table sets out, for the period indicated the reported high and low quotations and the aggregate volume of trading of the NBC Shares on the TSX.

	Price Range ($)
Period	High	Low	Volume
2023
June	$100.08	$94.21	49,660,053
July	$103.59	$96.87	25,200,140
August	$103.65	$93.98	25,972,974
September	$95.90	$88.45	51,016,370
October	$90.52	$84.27	25,914,405
November	$92.02	$85.46	20,673,962
December	$101.75	$91.44	51,061,352
2024
January	$104.16	$98.04	29,932,540
February	$108.17	$100.47	18,735,732
March	$115.14	$105.68	53,058,580
April	$114.05	$109.67	44,182,986
May	$116.81	$110.01	35,207,272
June	$118.77	$105.43	48,539,306
July 2-12	$114.05	$107.70	21,093,044

The closing price of the NBC Shares on the TSX on June 11, 2024, the last trading day preceding the announcement of the Transaction Agreement, was $116.34. The closing price of the NBC Shares on the TSX on July 12, 2024 was $113.65.

Prior Sales

For the 12-month period prior to the date of this Circular, NBC has issued the NBC Shares and NBC options listed in the table below:

Date	Security(1)	Exercise Price or Base Price per Security (C$)		Number of Securities
December 8, 2023	Stock options	94.08	(2)	1,222,652
July 12, 2023 to July 12, 2024	NBC Shares(3)	100.74	(4)	2,406,150
June 17, 2024	Subscription Receipts(5)	112.30		8,906,000

Notes:

(1)	Does not include the issuance of NBC’s $500,000,000 5.279 medium term notes due February 15, 2034 (Non-Viability Contingent Capital (NVCC)) (subordinated indebtedness) (the “NBC Notes”). The NBC Notes are convertible into a variable number of NBC Shares if OSFI announces that NBC is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that NBC has accepted, or agreed to accept, a capital injection or equivalent support, to avoid non-viability.
(2)	Exercise price.
(3)	Issuance of NBC Shares upon exercise of stock options.
(4)	Weighted average exercise price.
(5)	Each Subscription Receipt entitles the holder thereof to receive automatically upon closing of the Transaction, without any action on the part of the holder and without payment of additional consideration, (i) one NBC Share, and (ii) a cash payment equal to the amount per NBC Share of any cash dividends declared by NBC and for which the record date falls within the period commencing on the date on which the Subscription Receipts were issued to (but excluding) the last day the Subscription Receipts are outstanding (less applicable withholding taxes, if any).

Risk Factors

An investment in the NBC Shares and its other securities is subject to certain risks. Investors should carefully consider the risk factors described under the heading “Risk Factors” in the annual information form of NBC dated November 30, 2023 for the year ended October 31, 2023 and under the heading “Risk Management” in the management discussion and analysis of for the three and six months ended April 30, 2024, and for the year ended October 31, 2023 both of which are incorporated by reference in this Circular, as well as the risk factors set forth elsewhere in this Circular, including under the heading “Risks Relating to the Transaction”. Readers are cautioned that such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or not considered material to NBC, may also adversely affect the Transaction or NBC.

Auditors, Transfer Agent and Registrar

The auditors of NBC are Deloitte LLP. The transfer agent and registrar for the NBC Shares is Computershare Trust Company of Canada, 100 University Avenue, 8th floor, Toronto, Ontario M5J 2Y1.

NBC Documents Incorporated by Reference

Information regarding NBC has been incorporated by reference in this Circular from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference regarding NBC may be obtained on request without charge from Investor Relations, National Bank of Canada, National Bank Place, 800 Saint-Jacques Street, Montréal, Québec H3C 1A3, (1-866-517-5455) or may be obtained through the SEDAR+ website at www.sedarplus.com.

The following documents, filed with the various Securities Authorities in certain of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this Circular:

(1)	the annual information form of NBC dated November 30, 2023 for the year ended October 31, 2023;

(2)	the audited annual consolidated financial statements of NBC as at and for the years ended October 31, 2023 and 2022, together with the independent auditor’s report thereon issued to the shareholders of NBC;

(3)	the management’s discussion and analysis of NBC for the years ended October 31, 2023 and 2022 as contained in the annual report of NBC for the year ended October 31, 2023;

(4)	the unaudited interim condensed consolidated financial statements of NBC for the three and six-month periods ended April 30, 2024, which include comparative unaudited interim condensed consolidated financial statements for the three and six-month periods ended April 30, 2023;

(5)	the management’s discussion and analysis of NBC for the three and six-month period ended April 30, 2024 as contained in NBC’s report to shareholders for the three and six-month periods ended April 30, 2024;

(6)	the management proxy circular of NBC dated February 20, 2024 in connection with the annual and special meeting of holders of NBC Shares and the special meeting of holders of first preferred shares of NBC held on April 19, 2024; and

(7)	the material change report of NBC dated June 12, 2024 in respect of the Transaction.

Any documents of the type described in Section 11.1 of Form 44-101F1 – Short Form Prospectus filed by NBC with any Securities Authorities in Canada subsequent to the date of this Circular and prior to the Effective Date will be deemed to be incorporated by reference in this Circular. Other than the announcement of the Transaction, NBC is not aware of any information that indicates any material change in its affairs since the date of its last published interim financial statements.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set out in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Information contained in or otherwise accessed through the NBC website (www.NBC.ca), or any other website, does not form part of this Circular. All such references to NBC’s website are inactive textual references only.

The Transaction Agreement

The following description of certain provisions of the Transaction Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Transaction Agreement, which is incorporated by reference herein, a copy of which has been filed by CWB on SEDAR+ at www.sedarplus.com and is also available on EDGAR at www.sec.gov. Upon request, CWB will promptly provide a copy of the Transaction Agreement free of charge to a CWB Shareholder. CWB Shareholders are urged to read the Transaction Agreement in its entirety.

Representations and Warranties

The Transaction Agreement contains customary representations and warranties made by each of CWB and NBC. Those representations and warranties were made solely for the purposes of the Transaction Agreement and are subject to important qualifications and limitations agreed to by the Parties in connection with negotiating its terms. Moreover, some of the representations and warranties contained in the Transaction Agreement are subject to a contractual standard of materiality (including a CWB Material Adverse Effect) that is different from that generally applicable to the public disclosure to CWB Shareholders, or may have been used for the purpose of allocating risk between the Parties. For these reasons, CWB Shareholders should not rely on the representations and warranties contained in the Transaction Agreement as statements of factual information at the time they were made or otherwise.

The representations and warranties provided by the Parties were generally made on a mutual basis and relate to, among other things: (a) organization and qualification; (b) corporate authority relative to the Transaction Agreement; (c) execution and binding obligation; (d) governmental authorization and consents; (e) no contravention; (f) reporting status and securities law matters; (g) financial statements; (h) disclosure controls and internal controls over financial reporting; (i) no material undisclosed liabilities; (j) absence of certain changes or events; (k) filing of certain reports; (l) authorizations and licenses; (m) compliance with Laws; (n) anti-money laundering; (o) litigation; (p) taxes; (q) brokers; (r) bankruptcy and insolvency; (s) auditors and reportable audit events; (t) books and records; and (u) U.S. securities law matters.

Additional customary representations and warranties of CWB relate to, among other things: (a) capitalization; (b) shareholder and similar agreements; (c) ownership of subsidiaries; (d) compliance with anti-corruption and sanctions legislation; (e) administration of accounts; (f) loans and investment portfolios; (g) derivatives; (h) material contracts; (i) personal property; (j) real property; (k) intellectual property; (l) privacy; (m) information technology assets; (n) environmental matters; (o) labour matters; (p) collective agreements; (q) employee plans; (r) insurance; (s) the Fairness Opinion; (t) Board and Special Committee approval; and (u) BHC Act matters.

Additional customary representations and warranties of NBC relate to, among other things: (a) the NBC Shares to be issued as Consideration pursuant to the Transaction; (b) ownership by NBC of CWB Shares; and (c) availability of funds to pay amounts payable pursuant to the Transaction Agreement.

Conditions Precedent to the Transaction

Mutual Conditions

NBC and CWB are not required to complete the Transaction unless each of the following conditions is satisfied, which conditions may only be waived, in whole or in part, by the mutual consent of NBC and CWB:

(1)	Transaction Resolution. The Required Shareholder Approval in respect of the Transaction Resolution has been obtained at the Meeting.

(2)	Key Regulatory Approvals. Each of the Key Regulatory Approvals has been made, given or obtained and each such Key Regulatory Approval is in force and has not been rescinded or amended in such a way as to prevent or otherwise make illegal the consummation of the Transaction.

(3)	Illegality. No Law is in effect that makes the consummation of the Transaction illegal or otherwise prohibits or enjoins CWB or NBC from consummating the Transaction.

(4)	CWB Shares. The Stock Exchange Approval has been obtained and is in force and has not been rescinded.

Additional Conditions Precedent to the Obligations of NBC

NBC is not required to complete the Transaction unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of NBC and may only be waived, in whole or in part, by NBC in its sole discretion:

(1)	Representations and Warranties. The representations and warranties of CWB set forth in: (i) paragraphs 1 [Organization and Qualification], 2 [Corporate Authorization], 3 [Execution and Binding Obligation], 5(a) [Non-Contravention] and 36 [Brokers] of Schedule C to the Transaction Agreement shall be true and correct in all material respects as of the Effective Time; (ii) the representations and warranties of CWB set forth in paragraph 6(a) [Capitalization] (but only with respect to CWB Shares) of Schedule C to the Transaction Agreement shall be true and correct in all respects (except for de minimis inaccuracies) as of the Effective Time; and (iii) all other representations and warranties of CWB set forth in the Transaction Agreement shall be true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a CWB Material Adverse Effect (and, for this purpose, any reference to “material”, “CWB Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored); and CWB shall have delivered a certificate confirming same to NBC, executed by two senior officers of CWB (in each case without personal liability) addressed to NBC and dated the Effective Date.

(2)	Performance of Covenants. CWB shall have fulfilled or complied in all material respects with each of the covenants of CWB contained in the Transaction Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and CWB shall have delivered a certificate confirming same to NBC, executed by two senior officers of CWB (in each case without personal liability) addressed to NBC and dated the Effective Date.

(3)	Material Adverse Effect. Since June 11, 2024, there shall not have occurred a CWB Material Adverse Effect that remains continuing.

(4)	Dissent Rights. The aggregate number of CWB Shares held by CWB Shareholders who have properly exercised and not withdrawn Dissent Rights shall not exceed 10% of the outstanding CWB Shares.

Additional Conditions Precedent to the Obligations of CWB

CWB is not required to complete the Transaction unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of CWB and may only be waived, in whole or in part, by CWB in its sole discretion:

(1)	Representations and Warranties. The representations and warranties of NBC set forth in: (i) paragraphs 1 [Organization and Qualification], 2 [Corporate Authorization], 3 [Execution and Binding Obligation], 5(a) [Non-Contravention] and 20 [Brokers] of Schedule D to the Transaction Agreement shall be true and correct in all material respects as of the Effective Time; (ii) the representations and warranties of NBC set forth in paragraph 7(a) [Purchaser Shares] (but only with respect to NBC Shares) of Schedule D to the Transaction Agreement shall be true and correct in all respects (except for de minimis inaccuracies) as of the Effective Time; and (iii) all other representations and warranties of NBC set forth in this Agreement shall be true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a NBC Material Adverse Effect (and, for this purpose, any reference to “material”, “NBC Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored); and NBC shall have delivered a certificate confirming same to CWB, executed by two senior officers of NBC (in each case without personal liability) addressed to CWB and dated the Effective Date.

(2)	Performance of Covenants. NBC shall have fulfilled or complied in all material respects with each of the covenants contained in the Transaction Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and NBC shall have delivered a certificate confirming same to CWB, executed by two senior officers of NBC (in each case without personal liability) addressed to CWB and dated the Effective Date.

(3)	Deposit of Consideration. NBC shall have deposited or caused to be deposited with the Depositary in escrow, the NBC Shares and sufficient funds to satisfy any aggregate cash payment in lieu of fractional NBC Shares required to effect payment in full of the aggregate Consideration to be paid pursuant to the Transaction and the Depositary shall have confirmed to CWB in writing the receipt of such NBC Shares and funds.

(4)	Material Adverse Effect. Since June 11, 2024, there shall not have occurred an NBC Material Adverse Effect that remains continuing.

Satisfaction of Conditions

The conditions precedent set out above will be conclusively deemed to have been satisfied, waived or released when the By-Laws Amendment becomes effective. For greater certainty, and notwithstanding the terms of any escrow agreement entered into with the Depositary, all Consideration held in escrow by the Depositary pursuant to the Transaction Agreement shall be deemed to be released from escrow when the By-Laws Amendment becomes effective.

Covenants

The Transaction Agreement also contains customary negative and affirmative covenants of CWB and NBC.

Conduct of Business of CWB

In the Transaction Agreement, CWB has covenanted and agreed that, during the period from June 11, 2024 until the earlier of the Effective Time and the time that the Transaction Agreement is terminated in accordance with its terms, except: (1) with the prior written consent of NBC, such consent not to be unreasonably withheld, delayed or conditioned, (2) as required or permitted by the Transaction Agreement (including in connection with any Pre-Acquisition Reorganization or Acquisition Structure), (3) as required by Law, a Governmental Entity or any Material Contract, (4) any good faith response to any (A) outbreak and ongoing effects of contagious disease, epidemic or pandemic (including SARS-CoV-2 or COVID-19, or any evolutions or mutations thereof), and the continuation or worsening thereof or (B) extraordinary event that was not reasonably foreseeable as of June 11, 2024 and that is outside the control of CWB (but so long as CWB notifies NBC reasonably promptly of such actions and considers in good faith any reasonable requests of NBC with respect thereto), or (5) as disclosed in the CWB Disclosure Letter:

(a)	CWB shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct its business in the Ordinary Course and in accordance, in all material respects, with Law, and CWB shall use commercially reasonable efforts to maintain and preserve the business organization, assets, properties, goodwill and business relationships of CWB and the Subsidiaries that they each currently maintain with customers, suppliers, partners and other Persons with which CWB or any of its Subsidiaries has material business relations, and to continue to execute against CWB’s program synergy project plan. Notwithstanding the foregoing, CWB shall not be deemed to have failed to satisfy its obligations under this covenant to the extent such failure resulted from CWB’s failure to take any action prohibited in paragraph (b) below and to which NBC has not consented in writing within two (2) Business Days following receipt by NBC of a request for such consent from CWB; and

(b)	CWB shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(i)	amend its Constating Documents;

(ii)	adjust, split, combine, reclassify or amend any of the shares of CWB or any of its Subsidiaries or amend or modify any term of any outstanding debt security;

(iii)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any securities of CWB or its Subsidiaries, except for:

(A)	the acquisition of shares of share capital of any Subsidiary by CWB or a wholly-owned Subsidiary of CWB;

(B)	pursuant to the cashless exercise of Options or the forfeiture of shares to satisfy withholding of Taxes with respect to Options in accordance with the terms thereof;

(C)	the acquisition of CWB Shares by the trustees of the ESPP for participants of the ESPP; or

(D)	the redemption of DSUs, RSUs and PSUs in accordance with the terms thereof.

(iv)	other than (x) in connection with an Employee Plan or (y) to maintain capital levels and capital ratios as required by Law or a Governmental Entity, issue, grant, deliver, sell, pledge or otherwise encumber (other than Permitted Liens, as defined in the Transaction Agreement), or authorize the issuance, grant, delivery, sale, pledge or other encumbrance of (other than Permitted Liens), or otherwise modify the terms of, any shares or limited recourse capital notes of CWB or any of its Subsidiaries or any options, warrants or similar rights or other securities exercisable or exchangeable for or convertible into (including in the case of any contingent conversion event) any such shares, except for:

(A)	the issuance of CWB Shares issuable upon the exercise of Options in accordance with the terms thereof;

(B)	the issuance, sale or transfer of any shares of a Subsidiary of CWB to CWB or a wholly-owned Subsidiary of CWB; and

(C)	the issuance of CWB Shares pursuant to the DRIP or ESPP;

(v)	declare, set aside or pay any dividend or other distribution on the CWB Shares or the First Preferred Shares (whether in shares, property or any combination thereof), except for (A) CWB Permitted Dividends, or (B) other cash dividends for which the Exchange Ratio is adjusted pursuant to the Transaction Agreement;

(vi)	(x) except for transactions in the Ordinary Course, terminate, materially amend, or waive any material provision of, any Material Contract, or renew any Material Contract (other than renewals in the Ordinary Course for an additional term not exceeding 18 months and otherwise without material adverse changes of terms with respect to CWB or its Subsidiaries), (y) renew any Contract listed in Paragraph 4.1(b)(vi) of the CWB Disclosure Letter for an additional term of more than 18 months, or (z) other than in connection with the Retention Bonus Program, enter into (or thereafter terminate, materially amend, or waive any material provision of) any Contract that would constitute a Material Contract if it were in effect on June 11, 2024;

(vii)	enter into any transaction or series of related transactions involving the acquisition by it (including by merger, consolidation, or acquisition of stock or assets) of any interest in any Person or division thereof or any property, assets, securities, or rights, other than (A) acquisitions of securities or other investment assets under the investment portfolio of CWB or any of its Subsidiaries consistent with its respective investment policy in effect on June 11, 2024 or thereafter revised with NBC’s prior written consent, (B) as may be deemed necessary or advisable by it in the exercise of its rights in connection with an Extension of Credit in the Ordinary Course, or (C) for brokerage activities in the Ordinary Course;

(viii)	enter into any transaction or series of related transactions involving the disposition, leasing or transfer by it (including by merger, consolidation, or acquisition of stock or assets) of any interest in any Person or division thereof or any property, assets, securities, or rights, other than (A) sales of investment securities, Extensions of Credit, or sales of other assets, in each case in the Ordinary Course, or otherwise if such assets would not exceed $2,000,000 individually or $10,000,000 in the aggregate, (B) transactions involving the sale or securitization of Extensions of Credit, or (C) to CWB or any of its Subsidiaries;

(ix)	make or agree to make, undertake or authorize any capital expenditures that are, in the aggregate, in excess of $20,000,000, other than capital expenditures approved in the annual budget of CWB or necessary for regulatory or safety and soundness purposes;

(x)	create or agree to create, allow, suffer to exist, or amend any Liens (other than Permitted Liens) over any real estate assets or other material assets of CWB or any of its Subsidiaries;

(xi)	make any change to its accounting methods, principles, policies or practices or adopt new accounting methods, principles, policies or practices (except as required by Law or any Governmental Entity or concurrent changes in IFRS);

(xii)	make, change or revoke any material Tax election, change an annual accounting period, adopt or change any material Tax accounting method, file any amended material Tax Return, settle or compromise any material Tax claim or assessment, enter into any material agreement with a Governmental Entity in respect of Tax, waive or agree to extend the statute of limitations for the assessment of any material Tax, or surrender any right to claim a refund of material Taxes, except as may be required by Law; provided that any action otherwise prohibited by this covenant shall not be prohibited if such action would not reasonably be expected to increase the liability for material Taxes, or reduce any material Tax attributes, of CWB or any of its Subsidiaries, or take any action or enter into any transaction that would, to the knowledge of CWB (which shall not be interpreted to require any inquiry by CWB or its directors or officers), have the effect of materially reducing or eliminating the amount of the tax cost “bump” pursuant to paragraph 88(1)(c) and (d) of the Tax Act otherwise available to NBC and/or its affiliates in respect of the securities and other non-depreciable capital property owned or to be owned directly or indirectly by CWB or its Subsidiaries;

(xiii)	institute, waive, release, assign, settle or compromise any legal proceedings or threatened legal proceedings in relation to claims (except for debt collection proceedings and any other claims brought by individual customers in the Ordinary Course) involving: (i) the payment by CWB or a subsidiary thereof of monetary damages exceeding $10,000,000 in the aggregate, unless such amount is fully covered by an insurance policy of CWB or a Subsidiary thereof, or (ii) equitable relief that would be applicable to CWB or any of its Subsidiaries, that would continue to apply after Closing;

(xiv)	settle any regulatory fines, penalties or equivalent imposed on CWB or any of its Subsidiaries which exceeds $10,000,000 in the aggregate;

(xv)	adopt a plan of or commence a complete or partial liquidation, bankruptcy, consolidation, dissolution or any other type of corporate restructuring of CWB or any of its Subsidiaries;

(xvi)	do or fail to do anything that would be reasonably likely to result in the termination, revocation, suspension, modification or non-renewal of any material Authorization held by CWB or any of its Subsidiaries which is responsible for the authorization, regulation, licensing and/or supervision of CWB or any of its Subsidiaries;

(xvii)	increase, create, incur, assume or otherwise become liable for, in one transaction or in a series of related transactions, any indebtedness or liability for borrowed money (or guarantee any indebtedness for borrowed money), or issue any debt securities, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, other than non-convertible indebtedness incurred in the Ordinary Course (it being understood and agreed that “in the Ordinary Course” for purposes of this covenant shall include without limitation the creation of deposit liabilities (consumer, commercial or institutional), issuances of letters of credit, trade payables, issuances of commercial papers, entry into of repurchase agreements or reverse repo agreements, launches of new securitizations, and any other liquidity-related actions that are intended to manage liquidity in a safe and sound manner and to comply with internal liquidity metrics, in each case, on terms and in amounts consistent with past practice);

(xviii)	other than as required by the terms of any Employee Plan, applicable Law or in connection with the Retention Bonus Program, (A) other than in the Ordinary Course, grant any increase in the amount of wages, salaries, bonuses or other cash remuneration of any CWB Employee, except Ordinary Course increases in compensation of CWB Employees, taken as a whole, that do not exceed 4% in the aggregate relative to such compensation levels as of May 31, 2024; or (B) grant or increase any severance, change of control, termination or similar compensation, benefit, bonus or profit-sharing distribution payable to any CWB Employee, in each case, other than in connection with new hires and promotions in the Ordinary Course;

(xix)	(A) hire any CWB Employee that is entitled to an annual base salary in excess of $200,000, except where such individual is hired to fill a vacancy in the Ordinary Course or there is a justifiable business reason related to such hiring (including in respect of CWB’s strategy, risk, compliance or revenue generation functions), (B) terminate any CWB Employee (other than for cause) with an annual base salary in excess of $250,000, or (C) materially reduce CWB’s or any of its Subsidiaries’ workforce;

(xx)	other than the Retention Bonus Program, adopt any new Employee Plan or terminate or materially amend or modify any existing Employee Plan;

(xxi)	enter into, establish or adopt any Collective Agreement or similar Contract with any union or other labour organization or voluntarily grant recognition to any labour union or similar labour organization for purposes of collective bargaining;

(xxii)	enter into any material new line of business, submit any application for authorization or licensing to any Governmental Entity or change in any material respect its lending, underwriting, risk and asset liability management and other banking, operating, and servicing policies or discontinue any existing line of business or enter into any agreement or arrangement that would limit or restrict in any material respect CWB and any of its Subsidiaries from competing or carrying on any business in any material manner or make a material change in its assumption of the duration of its non-maturity deposits or make a material change in duration of equity (it being understood that managing duration of equity to within the business level risk appetite limits of one to four years does not constitute a material change);

(xxiii)	except as contemplated herein, amend, modify, terminate, cancel or let lapse any material insurance (or re-insurance) policy of CWB or any Subsidiary in effect on the date of this Agreement (other than in the case of renewals of insurance policies in the Ordinary Course) unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums are in full force and effect;

(xxiv)	except in the Ordinary Course, (x) amend, modify or change any material investment practices of CWB or any of its Subsidiaries, or (y) make any change in any material respect to the investment portfolio CWB or any of its Subsidiaries in terms of duration, credit, quality or type of interests, or in respect of its HQLA investment portfolio except as required by Law and ordinary course changes to policies or practices in response to changes in the market for similar items;

(xxv)	make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of CWB or any of its Subsidiaries; or

(xxvi)	commence, or permit a BHC Act Affiliate to commence, any new activity in the United States including, without limitation, (i) forming or acquiring an interest in a BHC Act Affiliate formed in the United States or (ii) opening an office in the United States; for greater certainty, this covenant does not prohibit CWB from carrying on the business of making loans from non-U.S. entities to U.S. borrowers in the Ordinary Course; or

(xxvii)	enter into any agreement, arrangement or understanding to do any of the foregoing.

Nothing contained in the Transaction Agreement will give NBC, directly or indirectly, the right to direct or control CWB’s business and operations prior to the Effective Date. Prior to the Effective Date, CWB will exercise, consistent with the terms of the Transaction Agreement, complete control and supervision over its business and operations to the extent permitted by Law. Nothing in the Transaction Agreement, including any of the restrictions set forth therein, will be interpreted in such a way as to place any Party in violation of Law.

Conduct of the Business of NBC

In the Transaction Agreement, NBC has covenanted and agreed that, during the period from June 11, 2024 until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (1) with the prior written consent of CWB, such consent not to be unreasonably withheld, delayed or conditioned; (2) as required or permitted by the Transaction Agreement; or (3) as required by Law, NBC shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(a)	amend its Constating Documents in any manner that would have a material and adverse impact on the value of the NBC Shares or that would impair NBC’s ability to perform its obligations under the Transaction Agreement or consummate the Transaction on a timely basis;

(b)	split, combine or reclassify any of its shares, including the NBC Shares;

(c)	declare, set aside or pay any dividend or other distribution on the NBC Shares (whether in shares, property or any combination thereof), except for (A) NBC Permitted Dividends, or (B) other cash dividends for which the Exchange Ratio is adjusted pursuant to the Transaction Agreement; or

(d)	enter into any agreement, arrangement or understanding to do any of the foregoing.

Covenants of the Parties Relating to the Transaction

Pursuant to the Transaction Agreement, except in respect of the Regulatory Approvals, each of NBC and CWB agreed to perform (and in the case of CWB, to cause its Subsidiaries to perform), all obligations required or desirable to be performed by the applicable Party under the Transaction Agreement, co-operate with the other Party in connection therewith, and take, or cause to be taken all actions and to do all such other acts and things as may be necessary or desirable in order to, subject to the terms and conditions set out in the Transaction Agreement, consummate and make effective, as soon as reasonably practicable, the Transaction and, without limiting the generality of the foregoing:

(a)	each of NBC and CWB shall and, where appropriate, shall cause each of their respective Subsidiaries to:

(i)	use all commercially reasonable efforts to satisfy all conditions precedent in the Transaction Agreement and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to the Transaction Agreement or the Transaction;

(ii)	use all commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from each of NBC or CWB and their Subsidiaries relating to the Transaction;

(iii)	use all commercially reasonable efforts to, upon reasonable consultation with the other Party, oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Transaction and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Transaction, the Transaction Agreement, including seeking to have any stay or temporary restraining order entered by any Governmental Entity vacated or reserved, so as to enable Closing to occur as soon as reasonably practicable (provided, that neither Party nor any of their respective Subsidiaries shall consent to the entry of any judgment or settlement with respect to any such proceedings without the prior written approval of the other Party, not to be unreasonably withheld, delayed or conditioned); and

(iv)	not take any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Transaction;

(b)	CWB shall and, where appropriate, shall cause each of its Subsidiaries to:

(i)	use all commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (i) necessary to be obtained under the Material Contracts or the Leases (each as defined in the Transaction Agreement) in connection with the Transaction or (ii) required in order to maintain the Material Contracts or the Leases in full force and effect following completion of the Transaction, in each case, on terms that are reasonably satisfactory to NBC, and without paying, and without committing itself or NBC to pay, any consideration or incurring any liability or obligation without the prior written consent of NBC (it being expressly agreed by NBC that the receipt of any such consents, waivers, permits, exemptions, Authorizations, approvals, agreements, amendments or confirmations is not a condition to the consummation of the Transaction); and

(ii)	use its reasonable best efforts to cause to be delivered to NBC on the Effective Date resignations and mutual releases (in a form satisfactory to NBC, acting reasonably), effective upon the Effective Time having occurred, of the directors of CWB and of CWB’s Subsidiaries designated in writing by NBC prior to the Effective Date, and causing them to be replaced by Persons nominated by NBC effective as of the Effective Time;

(c)	NBC shall and, where appropriate, shall cause each of its Subsidiaries to:

(i)	co-operate with CWB in connection with, and use its commercially reasonable efforts to assist CWB in providing, obtaining and maintaining all third party or other notices, consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations required under Section 4.3(a)(ii) of the Transaction Agreement;

(ii)	vote or to cause to be voted the CWB Shares owned, directly or indirectly, as of the date hereof or acquired after the date hereof (x) in favour of the Transaction Resolution; and (y) against approval of any action or proposal which could reasonably be expected to impede, delay or prevent the completion of the Transaction; and

(iii)	not exercise any Dissent Rights.

Each of NBC and CWB shall promptly notify the other Party in writing of:

(a)	any NBC Material Adverse Effect or CWB Material Adverse Effect, as applicable, or any change, event, occurrence, development, occurrence, effect, circumstance or state of facts which would reasonably be expected to have a NBC Material Adverse Effect or CWB Material Adverse Effect, as applicable;

(b)	unless prohibited by Law, any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with the Transaction Agreement;

(c)	any notice from a Governmental Entity in connection with the Transaction Agreement (and, subject to Law, contemporaneously provide a copy of any such written notice or communication to the other Party);

(d)	any shareholder litigation against a Party or, to the knowledge of such Party, any of its directors or officers relating to the Transaction Agreement or the Transaction and that would reasonably be expected to impair, impede, materially delay or prevent such Party from performing its obligations under the Transaction Agreement, and thereafter keep such other Party reasonably informed of the status of such shareholder litigation;

(e)	any material filings, actions, suits, claims, litigations, investigations, audits or proceedings commenced or, to the knowledge of a Party, threatened against, relating to or involving such Party or any of its Subsidiaries that relates to the Transaction Agreement or the Transaction, or would reasonably be expected to impair, impede, materially delay or prevent such Party from performing its obligations under the Transaction Agreement;

(f)	any events, discussions, notices or changes with respect to any Tax or regulatory audit or investigation or any other investigation by a Governmental Entity or proceeding involving a Party or any of its Subsidiaries that, in each case, if determined adversely to such Party or its Subsidiaries would reasonably be expected to be material to such Party and its Subsidiaries on a consolidated basis; or

(g)	any meeting or communication between a Party and OSFI not related to the transactions contemplated by the Transaction Agreement, and disclose to the other Party the information discussed with OSFI during such communication (to the extent permitted by OSFI or applicable Law), in each case, where such meeting or communication would reasonably be expected to be material to the applicable Party and its Subsidiaries on a consolidated basis.

Cooperation Regarding Reorganization

In the Transaction Agreement, CWB agreed that, upon request of NBC, CWB shall use commercially reasonable efforts to effect one or more pre-closing reorganizations as described and subject to the conditions set forth in the NBC Disclosure Letter (each a “Pre-Acquisition Reorganization”), subject to certain customary limitations, indemnities and expense reimbursements and provided that (i) the Pre-Acquisition Reorganization shall not impair the ability of the Parties to consummate and shall not delay the consummation of, the Transaction and (ii) the completion of a Pre-Acquisition Reorganization, if any, shall not be a condition to the completion of the Transaction.

Regulatory Approvals

The Transaction Agreement provides that the Parties agree to use their respective best efforts to obtain all Regulatory Approvals and to effect all necessary registrations, filings and submissions of information required by Governmental Entities from either of them relating to the Transaction as soon as reasonably practicable and in any event so as to allow the Effective Time to occur before the Outside Date.

The Parties agreed that:

(a)	NBC shall, as soon as reasonably practicable and in any event on or before July 11, 2024 or such other period of time as may be agreed by the Parties:

(i)	file, or cause to be filed, with the Commissioner a pre-merger notification pursuant to Part IX of the Competition Act in relation to the Transaction; and

(ii)	file, or cause to be filed, with the Commissioner a competition brief in respect of the Transaction requesting an advance ruling certificate under section 102 of the Competition Act or in the alternative a No Action Letter;

(b)	CWB shall, as soon as reasonably practicable and in any event on or before July 11, 2024 or such other period of time as may be agreed by the Parties, file a pre-merger notification pursuant to Part IX of the Competition Act in relation to the Transaction;

(c)	NBC shall, as soon as reasonably practicable and in any event on or before July 11, 2024 or such other period of time as may be agreed by the Parties following the date hereof, file, or cause to be filed, an application with OSFI to obtain the Purchaser Bank Act/TLCA Approvals and request that such application be processed on an expedited basis;

(d)	CWB shall, as soon as reasonably practicable and in any event on or before July 11, 2024 or such other period of time as may be agreed by the Parties following the date hereof, file an application with OSFI to obtain the Recategorization Approval and request that such application be processed on an expedited basis; and

(e)	the Parties shall, as soon as reasonably practicable and in any event on or before July 11, 2024 or such other period of time as may be agreed by the Parties following the date hereof, file applications with the Canadian Investment Regulatory Organization, the Alberta Securities Commission and if applicable, the Autorité des marchés financiers, including all required related documents and instruments for the Securities and CIRO Approvals, and shall take all such actions and steps as are reasonably required to obtain such Securities and CIRO Approvals as soon as possible.

In the Transaction Agreement, the Parties agreed that they shall:

(a)	with respect to any proposed applications, notices, filings, submissions, correspondence, agreements, orders, undertakings, or other information or communications relating to the Regulatory Approvals by one Party, provide the other Party the assistance it may request in the preparation of the same (including providing any information reasonably requested by the other Party or its outside counsel), subject to Laws relating to the sharing of information, provide the other Party with draft copies thereof in advance and a reasonable opportunity to review and comment thereon prior to supplying to or filing with a Governmental Entity, and provide the other Party with final copies thereof once supplied or filed, as applicable (except for any such materials or parts thereof that the disclosing party, acting reasonably, considers confidential and competitively sensitive, which then shall be provided on an outside counsel-only basis to external counsel of the other Party);

(b)	cooperate on a timely basis in the preparation of any response by the other Party to any request for additional information received by such other Party from a Governmental Entity in connection with the Regulatory Approvals;

(c)	promptly provide or submit all documentation and information that is required by Law or a Governmental Entity, or advisable in the opinion of NBC, acting reasonably, in connection with obtaining the Regulatory Approvals;

(d)	in the event a request is issued under subsection 114(2) of the Competition Act, use their best efforts to respond in a manner that is correct and complete in all material respects in 75 or fewer days of the issuance of such request or such other period of time as may be agreed by the Parties and, notwithstanding paragraph (a) above, each Party shall not be required to share with the other Party its filing in response to subsection 114(2) of the Competition Act but, should a Party make a targeted request to the other Party for certain of the information supplied to the Commissioner under subsection 114(2), such Party receiving the request shall provide a copy of such information to the requesting Party (and if the information is competitively sensitive, it shall be provided on an outside counsel-only basis to external counsel of the other Party);

(e)	subject to the Laws regarding the sharing of information, provide the other Party and its counsel with advance notice of and the opportunity to participate in any meeting, telephone call or other discussion with any Governmental Entity in connection with the Regulatory Approvals;

(f)	otherwise keep each other reasonably informed, on a timely basis, of the status of discussions with any Governmental Entity relating to the Regulatory Approvals, including promptly providing copies of any written communications received from Governmental Entities in connection with the Regulatory Approvals or summaries of any verbal communications received in that regard; and

(g)	effect such presentations and assist at such discussions or meetings with a relevant Governmental Entity as NBC may determine is appropriate for the purpose of obtaining the Regulatory Approvals,

provided that NBC shall have responsibility for the determination and direction of communication and strategy related to the obtaining of the Regulatory Approvals in the event of disagreement between the Parties.

Notwithstanding anything to the contrary in the Transaction Agreement, in fulfilling its obligations under this section, with the exception of the Purchaser Bank Act/TLCA Approvals, NBC shall promptly and expeditiously take, or cause to be taken, all actions necessary to obtain the Regulatory Approvals and shall:

(a)	propose, negotiate, agree to and effect, by undertaking, commitment, consent agreement, trust, hold separate agreement, Contract, Order or otherwise (and execute and deliver any additional instruments necessary to allow the consummation of the Transaction and to fully carry out the intention of the Transaction Agreement): (A) the sale, divestiture, licensing, holding separate or disposition of all or any part of the businesses or assets of NBC, its affiliates, CWB or its subsidiaries; (B) the termination of any existing contractual rights, relationships and obligations, or entry into or amendment of any licensing arrangements or other contractual relationships; (C) commitments imposing any other conditions, restrictions, limitations, undertakings, forfeitures or agreements affecting NBC’s and its affiliates’ full rights or ownership of its properties, operations or businesses or the properties, operations or businesses of CWB and its Subsidiaries; and (D) any Capital Action (as defined in the Transaction Agreement); provided, however, that any such action is conditioned upon the consummation of the Transaction; and

(b)	if any objections are asserted with respect to the Transaction under any Law, or if any proceeding is instituted or threatened by or before any Governmental Entity challenging or which could lead to a challenge of the Transaction, NBC shall use its best efforts to resolve, or cause to be resolved, such objection or proceeding, including by taking, or causing to be taken, the actions listed in paragraph (a), above, and using its best efforts to avoid, oppose or seek to have lifted or rescinded any decree, order, application or judgment that would restrain, prevent or delay the Closing and defending any lawsuit or other legal proceedings, whether judicial or administrative, challenging or delaying the Transaction Agreement or the consummation of the Transaction.

The Parties agreed that they shall not, and shall not allow any of their Subsidiaries to, take any action or enter into any transaction, including any merger, amalgamation, acquisition, business combination, joint venture, disposition, lease or contract, that would reasonably be expected to prevent, delay or impede the obtaining of, or increase the risk of not obtaining, the Key Regulatory Approvals, or otherwise prevent, delay or impede the consummation of the Transaction. The Parties further agreed that all filing and similar fees paid to Governmental Entities associated with obtaining the Regulatory Approvals, including applicable Taxes, shall be borne by NBC.

Financing Assistance

The Transaction Agreement contains customary covenants of CWB to use its commercially reasonable efforts, and to cause its Subsidiaries to use their commercially reasonable efforts, to cooperate as reasonably requested by NBC in connection with any financing in favour of NBC; subject to customary limitations, including that (i) any out-of-pocket expenses of CWB in connection with providing such cooperation are reimbursed by NBC and (ii) that the completion of any such financing not be a condition to the consummation of the Transaction.

Insurance and Indemnification

The Transaction Agreement contains customary covenants on the Parties to obtain “tail” or “run off” policies of directors’ and officers’ liability insurance and maintain such policies for six years from the Effective Date. See “The Transaction— Interests of Certain Parties in the Transaction — Insurance and Indemnification of Directors and Officers”.

Post-Closing Employment Matters

The Transaction Agreement provides that for a period of not less than one year following the Effective Time, NBC shall provide, or cause CWB to provide: (i) a total remuneration package (including but not limited to base salary and bonus and long-term incentive opportunities and benefits) that is at least as favourable to each CWB Employee; and (ii) severance and retirement benefits to each CWB Employee that are no less favourable than those that would have been provided to such CWB Employee under the applicable severance and retirement benefit plans, programs, policies, practices, agreements and arrangements as in effect immediately prior to the Effective Time; provided that, with respect to severance benefits, if no such arrangements were then in effect then CWB Employees employed in Canada will be provided with notice or payment in lieu of notice as required by Law.

Without limiting the generality of the foregoing, NBC shall assume, or cause CWB to assume, all of CWB’s employment, retirement, severance, retention, termination and change in control plans, policies, programs, agreements and arrangements (including any Employee Plan providing for severance in connection with a change in control) maintained by CWB or any of its Subsidiaries, in each case, as in effect at the Effective Time, including with respect to any payments, benefits or rights arising as a result of the Transaction (either alone or in combination with any other event).

With respect to all employee benefit plans of NBC and its affiliates that NBC or its affiliates designate as being for the benefit of CWB Employees, for all purposes, including determining eligibility to participate, level of benefits, vesting, benefit accruals and early retirement subsidies, each CWB Employee’s service with CWB or any of its Subsidiaries (as well as service with any predecessor employer of CWB or any such Subsidiary, to the extent service with the predecessor employer was recognized by CWB or such Subsidiary) shall be treated as service with NBC or any of its affiliates; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service. NBC or its affiliates shall use its commercially reasonable efforts to cause (i) to be waived under any employee benefit plans of NBC that are applicable to such CWB Employee any pre-existing condition limitations, actively-at-work requirements, exclusions and waiting periods to the extent waived or not applicable under, or previously satisfied by such CWB Employee under, a similar Employee Plan, and (ii) the CWB Employees to be given credit under such employee benefit plans for amounts paid prior to the date on which such CWB Employees commence participation in such employee benefit plan for purposes of applying deductibles, co-payments, co-insurance and out-of-pocket maximums.

Notwithstanding anything in the Transaction Agreement to the contrary, the covenants described in this section shall not (i) give any CWB Employees any right to continued employment; or (ii) impair in any way the right of CWB to terminate the employment of any CWB Employee.

Appointments to the Board of Directors of NBC

Pursuant to the Transaction Agreement, CWB may provide written notice to NBC at least ten (10) Business Days prior to the Effective Date identifying up to two nominees to be appointed to the board of directors of NBC. NBC shall use commercially reasonable efforts to appoint such nominees to its board of directors, effective as at the Effective Time.

NBC Commitments to the Provinces of British Columbia, Alberta, Saskatchewan, and Manitoba

NBC has agreed in the Transaction Agreement to use commercially reasonable efforts to:

(a)	maintain executive and operational leadership based in Edmonton, Alberta in respect of the business carried on by CWB and to serve as a western Canadian centre of excellence of the business carried on by NBC;

(b)	support community organizations and charities by doubling CWB’s annual community investment program;

(c)	during the three years following the Effective Time, make available to clients headquartered or with material operations in the Provinces of British Columbia, Alberta, Saskatchewan, and Manitoba an aggregate of at least $5.0 billion in incremental corporate and commercial loans, subject to satisfaction of customary client onboarding and credit approvals; and

(d)	for a period of not less than three years following the Effective Time, maintain, on a consolidated basis with NBC’s retail and wealth locations, not less than the number of CWB retail and commercial branches in British Columbia, Alberta, Saskatchewan and Manitoba as existed at the Effective Time.

Stock Exchange Approval

Pursuant to the Transaction Agreement, NBC shall apply for and use its best efforts to obtain and maintain in force the Stock Exchange Approval.

Notice and Cure Provisions

Pursuant to the Transaction Agreement, each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)	cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from June 11, 2024 to the Effective Time if such failure to be true or accurate would cause any condition in Section 6.2(a) [Target Representations and Warranties Conditions] or Section 6.3(a) [Purchaser Representations and Warranties Conditions] of the Transaction Agreement, as applicable, not to be satisfied; or

(b)	result in the failure to comply with any covenant or agreement to be complied with by such Party under the Transaction Agreement if such failure to comply would cause any condition in Section 6.2(b) [Target Covenants Condition] or Section 6.3(b) [Purchaser Covenants Condition] not to be satisfied.

Notification provided under this Section will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement. In addition, the failure by a Party to provide a notification pursuant to this Section shall not be considered in determining whether any condition in Section 6.2, Section 6.3(a) or Section 6.3(b) of the Transaction Agreement has been satisfied.

NBC may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(a)(iv)(A) [Breach of Target Representations and Warranties or Failure to Perform Covenants] of the Transaction Agreement and CWB may not elect to exercise its right to terminate the Transaction Agreement pursuant to Section 7.2(a)(iii)(A) [Breach of Purchaser Representations and Warranties or Failure to Perform Covenants] of the Transaction Agreement, unless the Party seeking to terminate the Transaction Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) the date that is twenty (20) Business Days following receipt of such Termination Notice by the Breaching Party, if such matter has not been cured by such date. If the Terminating Party delivers a Termination Notice prior to the date of the Meeting, unless the Parties mutually agree otherwise, CWB shall postpone or adjourn the Meeting to the earlier of (a) ten (10) Business Days prior to the Outside Date, and (b) the date that is ten (10) Business Days following receipt of such Termination Notice by the Breaching Party.

Additional Covenants Regarding Non-Solicitation

Non-Solicitation

Except as expressly provided in Article 5 of the Transaction Agreement, CWB has agreed that it shall not, and none of its Subsidiaries shall, directly or indirectly, through any officer or director, investment bankers, attorneys, accountants and other advisors or representatives of CWB and its Subsidiaries (such directors, officers, investment bankers, attorneys, accountants and other advisors or representatives, collectively, “Representatives”), directly or indirectly:

(a)	solicit, assist, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of CWB or any of its Subsidiaries or entering into any form of agreement, arrangement or understanding (other than a confidentiality agreement permitted by and in accordance with Section 5.3 of the Transaction Agreement)) any inquiry, proposal or offer (whether public or otherwise) that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)	enter into, continue or otherwise engage or participate in any discussions or negotiations with any Person (other than NBC and its affiliates or any Person acting jointly or in concert with any of the foregoing) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal; provided that, for greater certainty, CWB shall be permitted to: (i) communicate with any Person solely for the purposes of clarifying the terms of any inquiry, proposal or offer made by such Person that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal; (ii) advise any Person of the restrictions of this Agreement; and (iii) advise any Person making an Acquisition Proposal that the Board has determined that such Acquisition Proposal does not constitute or is not reasonably expected to constitute or lead to a Superior Proposal, in each case, if, in so doing, no other information that is prohibited from being communicated under this Agreement is communicated to such Person;

(c)	make a Change in Recommendation;

(d)	accept, approve, endorse or recommend, or enter into or publicly propose to accept, approve, endorse, recommend or enter into (other than a confidentiality agreement permitted by and in accordance with Section 5.3 of the Transaction Agreement) any agreement in respect of an Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five Business Days following the formal announcement or public disclosure of such Acquisition Proposal or, in the event that the Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day prior to the date of the Meeting will not be considered to be in violation of this Section); or

(e)	authorize any of or commit to or agree to do any of the foregoing.

CWB has agreed that it shall, and shall cause its Subsidiaries and its and its Subsidiaries’ Representatives to, immediately cease and terminate, any solicitation, encouragement, discussion or negotiation commenced prior June 11, 2024 with any Person (other than with NBC and its Representatives) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith, CWB will:

(a)	promptly discontinue access to and disclosure of all confidential information, including any data room and any access to the properties, facilities, books and records of CWB or of any of its Subsidiaries; and

(b)	promptly and in any event by June 13, 2024, request (i) the return or destruction of all copies of any confidential information regarding CWB or any Subsidiary provided to any Person (other than NBC) since January 1, 2024, in respect of a possible Acquisition Proposal, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding CWB or any Subsidiary, using its commercially reasonable efforts to ensure that such requests are complied with in accordance with the terms of such rights or entitlements.

CWB agreed that it shall (i) take all necessary measures to enforce any confidentiality, standstill or similar agreement, covenant or restriction to which CWB or any Subsidiary is a party or may hereafter become a party in accordance with Section 5.3 of the Transaction Agreement, and (ii) not release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting CWB, or any of its Subsidiaries, under any confidentiality, standstill or similar agreement, covenant or restriction to which CWB or any of its Subsidiaries is a party (it being acknowledged by NBC that the automatic termination or release of any standstill restrictions of any such agreements as a result of the entering into and announcement of this Agreement shall not be a violation of this paragraph and provided further for greater certainty that the foregoing shall not prevent the Board or any committee thereof from considering an Acquisition Proposal from a Person that has entered into a confidentiality and standstill agreement pursuant to Section 5.3 of the Transaction Agreement and accepting a Superior Proposal that might be made by any such Person).

Notification of Acquisition Proposals

If CWB or any of its Subsidiaries receives, or any of their respective Representatives receives, any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to CWB or any Subsidiary in relation to any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, CWB shall promptly notify NBC, at first orally, and then within 24 hours, in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions and the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request and shall provide copies of all written documents, correspondence or other written material received in respect of, from or on behalf of any such Person. CWB shall keep NBC promptly and reasonably informed of the status of material developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any material changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request.

Responding to an Acquisition Proposal

Notwithstanding Section 5.1 of the Transaction Agreement, if, at any time prior to obtaining the Required Shareholder Approval, CWB receives an Acquisition Proposal, CWB and its Representatives may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and, subject to entering into a confidentiality and standstill agreement with such Person containing terms that are not materially less favourable to CWB than those contained in the Confidentiality Agreement (it being understood and agreed that such confidentiality and standstill agreement need not restrict the making of a confidential Acquisition Proposal and related communications to CWB or the Board or any committee thereof), a final, complete and executed copy of which shall be provided to NBC prior to providing such Person with any such copies, access or disclosure, CWB and its Representatives may provide copies of, access to or disclosure of information, properties, facilities, books or records of CWB or the Subsidiaries, if and only if:

(a)	the Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

(b)	CWB has been, and continues to be, in compliance with its obligations under Section 5.1 of the Transaction Agreement in all material respects; and

(c)	any such copies, access or disclosure provided to such Person shall have already been (or shall concurrently be) provided to NBC.

Right to Match

Under the Transaction Agreement, NBC and CWB, as applicable, have agreed to the following terms in respect of the right to match Superior Proposals:

(a)	If CWB receives an Acquisition Proposal that constitutes a Superior Proposal prior to obtaining the Required Shareholder Approval, the Board may, or may cause CWB to, subject to compliance with Section 8.2(c) of the Transaction Agreement, enter into a definitive agreement with respect to such Superior Proposal or make a Change in Recommendation in respect of such Superior Proposal, if and only if:

(i)	CWB has been, and continues to be, in compliance with its obligations under Sections 5.1, 5.2 and 5.3 of the Transaction Agreement in all material respects;

(ii)	CWB or its Representatives have delivered to NBC a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to enter into a definitive agreement or to make a Change in Recommendation with respect to such Superior Proposal (the “Superior Proposal Notice”);

(iii)	CWB or its Representatives have provided to NBC a copy of the proposed definitive agreement for the Superior Proposal;

(iv)	at least five (5) Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which NBC received the Superior Proposal Notice and the date on which NBC received a copy of the proposed definitive agreement for the Superior Proposal;

(v)	during any Matching Period, NBC has had the opportunity (but not the obligation), in accordance with Section (b) below, to offer to amend this Agreement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(vi)	after the Matching Period, the Board has determined in good faith (i) after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (and, if applicable, compared to the terms of the Transaction as proposed to be amended by NBC under section (b) below) and (ii) after consultation with its outside legal counsel, that the failure to take the relevant action would be inconsistent with its fiduciary duties; and

(vii)	prior to or concurrently with entering into such definitive agreement or making a Change in Recommendation, CWB terminates this Agreement pursuant to Section 7.2(a)(iii)(B) of the Transaction Agreement and pays the Termination Amount pursuant to Section 8.2(c) of the Transaction Agreement.

(b)	During the Matching Period, or such longer period as CWB may approve in writing for such purpose: (i) the Board shall review any offer made by NBC under Section (a)(v) above to amend the terms of the Transaction Agreement in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (ii) CWB shall, and shall cause its Representatives to, negotiate in good faith with NBC to make such amendments to the terms of the Transaction Agreement as would enable NBC to proceed with the Transaction on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, CWB shall promptly so advise NBC and CWB and NBC shall amend the Transaction Agreement to reflect such offer made by NBC and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(c)	Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the CWB Shareholders or amends or modifies other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section, and NBC shall be afforded a new five (5) day Matching Period from the date that is the later of the date on which NBC receives the new Superior Proposal Notice and the date on which NBC received a copy of the documentation referred to in Section (a)(iii) above with respect to such new Superior Proposal.

(d)	The Board shall promptly reaffirm the Board Recommendation by press release after any Acquisition Proposal which the Board has determined not to be a Superior Proposal is publicly announced or publicly disclosed or the Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section (b) above would result in an Acquisition Proposal no longer being a Superior Proposal. CWB shall provide NBC and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by NBC and its counsel.

(e)	If CWB provides a Superior Proposal Notice to NBC on a date that is less than five (5) Business Days before the Meeting, CWB shall either proceed with or shall postpone the Meeting, as directed by NBC acting reasonably, to a date that is not more than five (5) Business Days after the scheduled date of the Meeting but in any event the Meeting shall not be postponed to a date which would prevent the Effective Date from occurring on or prior to the Outside Date.

(f)	Nothing contained in this Agreement shall prohibit the Board from making any disclosure to any securityholders of CWB prior to the Effective Time if, in the good faith judgment of the Board, after consultation with outside legal counsel, failure to make such disclosure would reasonably be expected to be inconsistent with the Board’s exercise of its fiduciary duties or such disclosure is otherwise required by applicable Law; provided that (i) CWB shall provide NBC and its outside legal counsel with a reasonable opportunity to review and comment on the form and content of any disclosure to be made pursuant to this Section, and shall give reasonable consideration to comments made by NBC and its outside legal counsel, and (ii) notwithstanding the foregoing, the Board shall not be permitted to make a Change in Recommendation other than as permitted by Article 5 of the Transaction Agreement.

(g)	Nothing contained in the Transaction Agreement shall prevent the Board, at any time prior to obtaining the Required Shareholder Approval, from making, in good faith and after consultation with its outside legal counsel, a Change in Recommendation resulting solely from the occurrence of an NBC Material Adverse Effect (a “Specified Change in Recommendation”). For greater certainty, a Specified Change in Recommendation shall not give rise to a termination right pursuant to Section 7.2(a)(iv)(B) of the Transaction Agreement nor shall it constitute a Termination Amount Event.

Termination of the Transaction Agreement

The Transaction Agreement may be terminated at any time prior to the Effective Time:

(a)	the mutual written agreement of the Parties; or

(b)	either CWB or NBC if:

(i)	the Meeting is duly convened and held and the Transaction Resolution is voted on by CWB Shareholders and the Required Shareholder Approval is not obtained; provided that a Party may not terminate the Transaction Agreement pursuant to this Section if the failure to obtain the Required Shareholder Approval has been caused by, or is a result of, a breach by such Party of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Transaction Agreement;

(ii)	after the date of the Transaction Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Transaction illegal or otherwise permanently prohibits or enjoins CWB or NBC from consummating the Transaction, and such Law has, if applicable, become final and non-appealable, provided that the Party seeking to terminate the Transaction Agreement pursuant to this Section has used its commercially reasonable efforts or, in respect of the Regulatory Approvals, as applicable, best efforts required under Section 4.7 of the Transaction Agreement (to the extent within its control), as applicable, to appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Transaction and provided further that the enactment, making, enforcement or amendment of such Law was not caused by, or a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Transaction Agreement (including Section 4.7 of the Transaction Agreement); or

(iii)	the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate the Transaction Agreement pursuant to this Section if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Transaction Agreement (including Section 2.7 and Section 4.7 of the Transaction Agreement); or

(c)	CWB if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of NBC under the Transaction Agreement occurs that would cause any condition in Section 6.3(a) of the Transaction Agreement [Purchaser Representations and Warranties Condition] or Section 6.3(b) of the Transaction Agreement [Purchaser Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.12(c) of the Transaction Agreement; provided that any Wilful Breach shall be deemed to be incapable of being cured and provided further that CWB is not then in breach of the Transaction Agreement so as to cause any condition in Section 6.2(a) of the Transaction Agreement [Target Representations and Warranties Condition] or Section 6.2(b) of the Transaction Agreement [Target Covenants Condition] not to be satisfied;

(ii)	prior to the approval by the CWB Shareholders of the Transaction Resolution, the Board authorizes CWB, in accordance with and subject to the terms of the Transaction Agreement, to make a Change in Recommendation and enter into a written agreement (other than a confidentiality agreement permitted by and in accordance with Section 5.3 of the Transaction Agreement) with respect to a Superior Proposal in accordance with Section 5.4 of the Transaction Agreement, provided CWB is then in compliance with Article 5 of the Transaction Agreement in all material respects and that prior to or concurrent with such termination CWB pays the Termination Amount in accordance with Section 8.2(c) of the Transaction Agreement; or

(iii)	NBC does not provide or cause to be provided the Depositary with sufficient NBC Shares, and sufficient funds to satisfy any aggregate cash payment in lieu of fractional NBC Shares pursuant to Section 2.2 of the Transaction Agreement, to complete the Transaction as required pursuant to Section 2.7 of the Transaction Agreement and (A) all the conditions in Section 6.1 and Section 6.2 of the Transaction Agreement (other than conditions that by their nature are satisfied at the Effective Time) have been satisfied, (B) CWB has irrevocably given written notice to NBC that it is ready, willing and able to complete the Transaction, and (C) at least two Business Days prior to such termination, CWB has given NBC written notice stating its intention to terminate the Transaction Agreement pursuant to this Section; or

(d)	NBC if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of CWB under the Transaction Agreement occurs that would cause any condition in Section 6.2(a) of the Transaction Agreement [Target Representations and Warranties Condition] or Section 6.2(b) of the Transaction Agreement [Target Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.12(c) of the Transaction Agreement; provided that any Wilful Breach shall be deemed to be incapable of being cured and provided further that NBC is not in breach of the Transaction Agreement so as to cause any condition in Section 6.3(a) of the Transaction Agreement [Purchaser Representations and Warranties Condition] or Section 6.3(b) of the Transaction Agreement [Purchaser Covenants Condition] not to be satisfied;

(ii)	prior to the approval by the CWB Shareholders of the Transaction Resolution and except in circumstances where Change in Recommendation is a Specified Change in Recommendation, (A) the Board or any committee of the Board fails to recommend or withdraws, amends, modifies or qualifies, or publicly proposes to withdraw, amend, modify or qualify, in each case, in a manner adverse to NBC, the Board Recommendation, (B) the Board or any committee of the Board accepts, approves, endorses or recommends an Acquisition Proposal or takes no position or remains neutral with respect to a publicly announced Acquisition Proposal for more than five (5) Business Days (or beyond the third (3rd) Business Day prior to the date of the Meeting, if sooner) or fails to publicly reaffirm the Board Recommendation within five (5) Business Days after having been requested in writing to do so by NBC, acting reasonably or in the event that the Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day prior to the date of the Meeting (it being acknowledged that, other than following the public announcement of an Acquisition Proposal, the Board and any committee thereof will have no obligation to make such reaffirmation on more than two (2) separate occasions) (together with any of the matters set forth in (A) or (B), a “Change in Recommendation”), or (C) the Board or any committee of the Board enters into any written agreement, understanding or arrangement (other than a confidentiality agreement permitted by and in accordance with Section 5.3 of the Transaction Agreement) in respect of an Acquisition Proposal; or

(iii)	CWB Wilfully Breaches Article 5 of the Transaction Agreement in any material respect.

Definition of Outside Date

The Outside Date under the Transaction Agreement is March 11, 2025, or such later date as may be agreed to in writing by the Parties, provided, however, that either Party shall have the right to postpone the Outside Date (i) for an initial extension period of up to a maximum of 90 days (but by at least ten (10) days or an integral multiple thereof, as specified by the postponing Party), (ii) following the initial extension period in (i) for a second extension period of up to a maximum of 90 days (but by at least ten (10) days or an integral multiple thereof, as specified by the postponing Party) and (iii) following the second extension period in (ii) for a third extension period of up to a maximum of 90 days (but by at least ten (10) days or an integral multiple thereof, as specified by the postponing Party), in each case, only if one or more of the Key Regulatory Approvals have not been obtained and none of such remaining Key Regulatory Approvals has been denied by a non-appealable decision of a Governmental Entity.

Termination and Reverse Termination Amounts

The Transaction Agreement provides for a termination fee of $204,487,849 that may be payable by either NBC or CWB in the following circumstances:

(a)	CWB shall be required to pay the Termination Amount of $204,487,849 to NBC in the event of a “Termination Amount Event”, which means the termination of the Transaction Agreement:

(i)	by NBC, pursuant to Section 7.2(a)(iv)(B) [Change in Recommendation] of the Transaction Agreement;

(ii)	by CWB, pursuant to Section 7.2(a)(iii)(B) [To enter into a Superior Proposal] of the Transaction Agreement; or

(iii)	by (A) CWB or NBC pursuant to Section 7.2(a)(ii)(A) [Failure of Shareholders to Approve] or Section 7.2(a)(ii)(C) [Occurrence of Outside Date] of the Transaction Agreement or (B) NBC pursuant to Section 7.2(a)(iv)(C) [Wilful Breach of Non-Solicit] of the Transaction Agreement, if:

(A)	following June 11, 2024 and prior to the Meeting, a bona fide Acquisition Proposal with respect to CWB shall have been publicly announced or otherwise publicly disclosed by any Person (other than NBC or any of its affiliates or any Person acting jointly or in concert with any of the foregoing);

(B)	such Acquisition Proposal has not expired or been publicly withdrawn at least five (5) Business Days prior to the Meeting; and

(C)	within twelve (12) months following the date of such termination (x) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) is consummated, or (y) CWB enters into a contract, other than a confidentiality agreement permitted by and in accordance with Section 5.3 of the Transaction Agreement, in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) and such Acquisition Proposal is later consummated or effected (whether or not such Acquisition Proposal is later consummated or effected within twelve (12) months after such termination).

For purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning assigned to such term in the Transaction Agreement, except that references to “20% or more” shall be deemed to be references to “50% or more”.

(b)	If a Termination Amount Event occurs due to a termination of this Agreement by CWB pursuant to Section 7.2(a)(iii)(B) [To enter into a Superior Proposal] of the Transaction Agreement, the Termination Amount shall be paid (less any applicable withholding Tax) prior to or concurrently with the occurrence of such Termination Amount Event. If a Termination Amount Event occurs due to a termination of this Agreement by NBC pursuant to Section 7.2(a)(iv)(B) [Change in Recommendation] of the Transaction Agreement, the Termination Amount shall be paid (less any applicable withholding Tax) within two (2) Business Days following such Termination Amount Event. If a Termination Amount Event occurs in the circumstances set out in Section (a)(iii) above [Acquisition Proposal Tail], the Termination Amount shall be paid (less any applicable withholding Tax) upon the consummation of the Acquisition Proposal referred to therein. Any Termination Amount shall be paid (less any applicable withholding Tax) by CWB to NBC (or as NBC may direct by notice in writing), by wire transfer in immediately available funds to an account designated by NBC.

(c)	CWB shall be required to pay the Reverse Termination Amount of $204,487,849 to CWB in the event of a “Reverse Termination Amount Event”, which means the termination of the Transaction Agreement:

(i)	by any Party pursuant to Section 7.2(a)(ii)(B) [Illegality] of the Transaction Agreement (but only if the Law allowing for termination relates to one or more of the Key Regulatory Approvals), as applicable, not being satisfied; or

(ii)	by any Party pursuant to Section 7.2(a)(ii)(C) [Occurrence of Outside Date] of the Transaction Agreement as a result of the condition in Section 6.1(b) [Key Regulatory Approvals] or Section 6.1(c) [Illegality] of the Transaction Agreement (but in the case of Section 6.1(c) [Illegality] of the Transaction Agreement only if the Law allowing for termination relates to one or more of the Key Regulatory Approvals), as applicable, not being satisfied; provided that in the case of a termination pursuant to Section 7.2(a)(ii)(C) [Occurrence of Outside Date] of the Transaction Agreement, the conditions set forth in Section 6.1(a) [Transaction Resolution], Section 6.2(c) [Target Material Adverse Effect] and 6.2(d) [Dissent Rights] of the Transaction Agreement were, at the time of such termination, satisfied or had been waived by NBC.

(d)	The Reverse Termination Amount shall be paid by NBC by wire transfer of immediately available funds to an account designated by CWB within ten (10) Business Days after the occurrence of a Reverse Termination Amount Event.

In the Transaction Agreement, the Parties acknowledge and agree that any payment by a Party of the Termination Amount or the Reverse Termination Amount, as applicable, to the other Party is in consideration for the disposition of the recipient’s rights under the Transaction Agreement and represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, reputational damages and expenses, which the affected Party will suffer or incur as a result of the event giving rise to such damages and resultant termination of the Transaction Agreement, and are not penalties, and for greater certainty are not and are not intended to be an inducement, refund, reimbursement or assistance to either Party for entering into the Transaction Agreement. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

Subject to the rights of the Parties to injunctive and other equitable relief or specific performance in accordance with Section 8.7 of the Transaction Agreement to prevent breaches or threatened breaches of the Transaction Agreement and to enforce compliance with the terms of the Transaction Agreement, each Party agrees that the payment of the Termination Amount or the Reverse Termination Amount, as applicable, in the manner provided in this Section is the sole and exclusive remedy of such Party in respect of the event giving rise to such payment and the termination of the Transaction Agreement, and following receipt of the Termination Amount or Reverse Termination Amount, as applicable, no Party shall be entitled to bring or maintain any claim, action or proceeding against the other Party or any of its affiliates arising out of or in connection with the Transaction Agreement (or the termination thereof) or the Transaction and neither Party nor any of its respective affiliates shall have any further liability with respect to the Transaction Agreement or the Transaction to the other Party or any of their respective affiliates; provided, however, that this limitation shall not apply in the event of fraud or a Wilful Breach by the Party or any of its Subsidiaries making such payments of its representations, warranties, covenants or agreements set forth in the Transaction Agreement (which breach and liability therefore shall not be affected by termination of the Transaction Agreement or any payment of the Termination Amount or the Reverse Termination Amount, as applicable). For greater certainty, should CWB have reason to terminate the Transaction Agreement but elect not to terminate the Transaction Agreement, CWB shall be free to pursue any and all remedies against the NBC, including injunctive relief, specific performance or other equitable remedy, arising from the facts entitling CWB to otherwise terminate the Transaction Agreement.

Expenses

Except as expressly otherwise provided in the Transaction Agreement, all out-of-pocket third party transaction expenses incurred in connection with the Transaction Agreement and the Transaction shall be paid by the Party incurring such expenses, whether or not the Transaction is consummated. NBC shall pay any filing or similar fee payable to a Governmental Entity plus applicable Taxes in connection with a Regulatory Approval.

By-Laws Amendment and Effective Date

The By-Laws Amendment shall implement the Transaction. Pursuant to the Transaction Agreement, CWB shall adopt the By-Laws Amendment effective at the Effective Time on the fifth Business Day after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set out in Article 6 of the Transaction Agreement (excluding conditions that, by their terms, are to be satisfied on the Effective Date, but subject to the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date), unless another time or date is agreed to in writing by the Parties; provided that if on the date CWB would otherwise be required to file the By-Laws Amendment pursuant to this Section, a Party has delivered a Termination Notice in accordance with the term of the Transaction Agreement, CWB shall not file the By-Laws Amendment until the Breaching Party has cured the breaches of representations, warranties, covenants or other matters specified in the Termination Notice.

Injunctive Relief

Pursuant to the Transaction Agreement, the Parties agreed that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement, without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity. To the extent any Party hereto brings an action, suit or proceeding to specifically enforce the performance of the terms and provisions of this Agreement (other than an action to enforce specifically any provision that expressly survives the termination of this Agreement), the Outside Date shall automatically be extended to (i) the twentieth (20th) business day following the resolution of such action, suit or proceeding or (ii) such other time period established by the court presiding over such action, suit or proceeding.

Amendments

The Transaction Agreement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the CWB Shareholders, and any such amendment may, subject to Laws, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained in the Transaction Agreement or in any document delivered pursuant to the Transaction Agreement;

(c)	modify any of the covenants contained in the Transaction Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d)	modify any mutual conditions contained in the Transaction Agreement.

Governing Law

The Transaction Agreement is governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Pursuant to the Transaction Agreement, each Party irrevocably attorned and submitted to the non-exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waived objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Regulatory Matters

Bank Act, TLCA and Recategorization Approvals

Recategorization Approval

Pursuant to section 378(1) of the Bank Act, CWB is deemed to have $12 billion or more in shareholders’ equity and therefore NBC is restricted from owning more than 20% of the CWB Shares. Section 378(3) of the Bank Act authorizes the Minister to specify that the “deeming” in section 378(1) ceases to apply to any particular bank with actual equity of less than $12 billion and thereby “recategorize” the bank under the applicable size-based ownership regime.

CWB has less than $12 billion in equity and therefore is eligible to be recategorized by the Minister under section 378(3) of the Bank Act. An application for approval of the Minister pursuant to section 378(3) of the Bank Act to recategorize CWB such that it will no longer be subject to section 378(1) of the Bank Act was submitted on June 21, 2024.

Acquisition of Control/Significant Interest

Part VII of the Bank Act and the TLCA set out constraints on the ownership of banks and trust companies, respectively. Specifically, section 373(1) of the Bank Act and section 375(1) of the TLCA state that no person, or entity controlled by a person, shall, without the approval of the Minister, purchase or otherwise acquire any share of a bank or trust company, as applicable, or otherwise acquire control of any entity that holds any share of a bank or trust company, as applicable, if the acquisition would cause the person to have a significant interest in any class of shares of the bank or trust company, as applicable. Significant interest is defined in the Bank Act and the TLCA as holding greater than 10% of the outstanding shares of a class of shares of a bank or trust company, as applicable. In addition, section 377.1(1) of the Bank Act and section 375.1(1) of the TLCA state that no person shall, without the approval of the Minister, acquire control of a bank with equity of less than $12 billion or of a trust company, as applicable. The Transaction will constitute an acquisition of control of CWB and an indirect acquisition of control of Canadian Western Trust Company and Valiant Trust Company and accordingly, applications under sections 373(1) and 377.1(1) of the Bank Act and sections 375(1) and 375.1(1) of the TLCA were submitted on June 21, 2024.

Public Holding Requirement Exemption

Section 385 of the Bank Act provides that every bank with equity of $2 billion or more (but less than $12 billion) shall, from the day that is three years after the day of the first annual meeting of the shareholders of the bank held after the equity of the bank first reaches $2 billion, have and continue to have voting shares that carry at least 35% of the voting rights attached to all of the outstanding voting shares of the bank that are listed and posted for trading on a recognized stock exchange in Canada and in which there is no major shareholder. However, pursuant to s. 388 of the Bank Act, the Minister may exempt a bank from the requirements of section 385 if the Minister considers it appropriate to do so.

CWB is a bank with equity of more than $2 billion and currently satisfies the public float requirement as a publicly traded bank; however, following the completion of the Transaction, it will become a subsidiary of NBC. Accordingly, an application under section 388 of the Bank Act to exempt CWB from the public holding requirements of section 385 of the Bank Act was submitted on June 21, 2024.

Issuance of NBC Shares in Consideration of Property

Approval of the Superintendent will be required for NBC to issue NBC Shares to the former CWB Shareholders in exchange for Exchangeable Shares at the Exchange Ratio, pursuant to section 65(1) of the Bank Act. Accordingly, an application for approval under section 65(1) of the Bank Act was submitted on June 21, 2024.

Competition Act Approvals

The Competition Act requires that each of the parties to a transaction that exceeds the thresholds set out in sections 109 and 110 of the Competition Act and is not otherwise exempt (a “Notifiable Transaction”) provides the Commissioner with pre-closing notice of the transaction, which results in the review of the transaction by the Commissioner to determine its impact on competition. Subject to certain limited exceptions, the parties to a Notifiable Transaction cannot complete a Notifiable Transaction until the parties to the transaction have each submitted prescribed information to the Commissioner (a “Notification”) and the applicable waiting period has expired or been waived or terminated by the Commissioner. The waiting period expires 30 days after the day on which the parties to the Notifiable Transaction have each submitted their respective Notification, unless the Commissioner notifies the parties that additional information is required (a “Supplementary Information Request”). If the Commissioner issues a Supplementary Information Request, the Notifiable Transaction cannot be completed until 30 days after the parties to the transaction have each complied with their respective Supplementary Information Request.

Alternatively, or in addition to filing a Notification, the parties to a Notifiable Transaction may apply to the Commissioner under subsection 102(1) of the Competition Act for an advance ruling certificate (“ARC”) confirming that the Commissioner is satisfied that he does not have sufficient grounds on which to apply to the Canadian Competition Tribunal (the “Competition Tribunal”) for an order under section 92 of the Competition Act to prohibit the completion of the transaction or, as an alternative to an ARC, for a waiver under paragraph 113(c) of the Competition Act and a letter from the Commissioner that he does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the Notifiable Transaction (a “No Action Letter”).

For Notifiable Transactions, the Commissioner may apply to the Competition Tribunal for a remedial order under section 92 of the Competition Act at any time before a transaction has been completed or within one year after it was substantially completed, provided that the Commissioner did not issue an ARC in respect of the transaction. On application by the Commissioner under section 92 of the Competition Act, the Competition Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the merger not proceed in whole or in part, and the in the latter case also issue a prohibition order, or, if completed, order its dissolution or the disposition of the assets or shares acquired. In addition to, or in lieu thereof, with the consent of the person against whom the order is directed and the Commissioner, the Competition Tribunal may order a person to take any other action to preserve or restore competition to its pre-merger state.

The Transaction is a Notifiable Transaction for the purposes of the Competition Act because it exceeds the relevant thresholds set out in sections 109 and 110 of the Competition Act and is not otherwise exempt. NBC has submitted a request that the Commissioner issue an ARC or a No Action Letter in respect of the Transaction and each of CWB and NBC have filed a Notification with the Commissioner. It is a mutual condition to the completion of the Transaction that Competition Act Approval has been obtained and is in force and has not been rescinded or amended in such a way as to prevent or otherwise make illegal the consummation of the Transaction. Competition Act Approval means (i) the issuance of an ARC, or both (ii) (a) the expiry, waiver or termination of any applicable waiting periods under section 123 of the Competition Act, and, unless waived in writing by NBC, (b) the issuance of a No Action Letter.

Securities and CIRO Approvals

It is a mutual condition to the completion of the Transaction that the Securities and CIRO Approvals have been obtained and are in force and have not been rescinded or amended in such a way as to prevent or otherwise make illegal the consummation of the Transaction. Securities and CIRO Approvals means (i) the non-objection or approval in respect of the acquisition of the indirect ownership of 10% or more of the voting securities of CWB Wealth Management Ltd., Canadian Western Financial Ltd. and CWB Wealth Partners Ltd. from the relevant Canadian securities regulatory authorities pursuant to section 11.9 or 11.10 of National Instrument 31-103 – Registration Requirements, Exemptions and Ongoing Registrant Obligations and (ii) the approval of CIRO of the acquisition of (A) a significant equity interest in Canadian Western Financial Ltd. pursuant to section 8.4 of the Mutual Fund Dealer Rules and (B) a significant equity interest of CWB Wealth Partners Ltd. pursuant to Rules 2108(5) and 2109(6) of the Corporation Investment Dealer and Partially Consolidated Rules.

Canadian Securities Law Matters

CWB is a reporting issuer (or its equivalent) in all of the provinces and territories of Canada and, accordingly, is subject to applicable Canadian Securities Laws of such provinces and territories. The securities regulatory authorities in the Provinces of Alberta, Ontario, Québec, Manitoba and New Brunswick have adopted Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). MI 61-101 establishes disclosure, valuation, review and approval processes in connection with certain transactions (business combinations, related party transactions, insider bids, and issuer bids) where there is a potential for conflicts of interest because the transaction involves one or more interested or related parties who are parties to the transaction and have the potential to receive information, advantages, different consideration or other benefits that are not available to other shareholders.

The Transaction does not constitute an issuer bid, business combination, insider bid or related party transaction for the purposes of MI 61-101. In assessing whether the Transaction could be considered to be a “business combination” for the purposes of MI 61-101, CWB reviewed all benefits or payments which “related parties” (as defined in MI 61-101) of CWB are entitled to receive, directly or indirectly, as a consequence of the Transaction, to determine whether any constitute a “collateral benefit” (as defined in MI 61-101). For these purposes, the only related parties of CWB that are entitled to receive a benefit, directly or indirectly, as a consequence the Transaction, are the directors and senior officers of CWB and its affiliates.

A “collateral benefit”, as defined in MI 61-101, includes any benefit that a “related party” of CWB (which includes the directors and senior officers of CWB and its affiliates) is entitled to receive, directly or indirectly, as a consequence of the Transaction, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities, or other enhancement in benefits related to past or future services as an employee, trustee or consultant of CWB or its affiliates; however, MI 61-101 excludes from the meaning of “collateral benefit” certain benefits to a related party received solely in connection with the related party’s services as an employee, trustee, director or consultant of an issuer or an affiliated entity of the issuer or a successor to the business of the issuer where, among other things:

(a)	the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transaction;

(b)	the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction in any manner; and

(c)	full particulars of the benefit are disclosed in the disclosure document for the transaction, and, either

(i)	at the time the transaction is agreed to, the related party and its associated entities beneficially own or exercise control or direction over, less than 1% of the “outstanding securities” (as defined in MI 61-101 for the purposes of this section of this Circular) of the issuer, or

(ii)	if the transaction is a “business combination”, (I) the related party discloses to an independent committee of the issuer the amount of consideration that the related party expects it will be beneficially entitled to receive, under the terms of the transaction, in exchange for the equity securities beneficially owned by the related party, (II) the independent committee, acting in good faith, determines that the value of the benefit, net of any offsetting costs to the related party, is less than five percent of the value referred to in subclause (I), and (III) the independent committee’s determination is disclosed in the disclosure document for the transaction.

Any payment of cash consideration for cancelled DSUs, termination and change of control benefits, and the indemnification and provision of insurance for the benefit of the directors and executive officers of CWB pursuant to the terms of the Transaction Agreement, all as described above under “The Transaction – Interests of Certain Parties in the Transaction”, may be considered “collateral benefits” received by the applicable directors or senior officers of CWB or its affiliates for the purposes of MI 61-101, subject to the availability of the exception described above.

Based on disclosure by each of the directors and senior officers of CWB of the number of CWB securities held by them, the aforementioned benefits or payments fall within the exception to the definition of “collateral benefit” for the purposes of MI 61-101 described above, since these benefits are received solely in connection with the related parties’ services as employees or directors of CWB or of any affiliated entities of CWB, are not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related parties for their CWB Shares, are not conditional on the related parties supporting the Transaction in any manner, and at the time of the entering into of the Transaction Agreement, none of the related parties entitled to receive any of the benefits described above exercised control or direction over, or beneficially owned, more than 1% of the outstanding CWB Shares, as calculated in accordance with MI 61-101. Accordingly, none of the benefits or potential benefits described under the heading “The Transaction – Interests of Certain Parties in the Transaction” are considered “collateral benefits” for the purposes of MI 61-101 and, therefore, the Transaction does not constitute a “business combination” for the purposes of MI 61-101.

U.S. Securities Laws Matters

A Registration Statement under the U.S. Securities Act, which covers the NBC Shares to be offered to CWB Shareholders that are residents of the United States pursuant to the Transaction, will be filed with the SEC on Form F-80. The Registration Statement, including exhibits, will be available to the public free of charge at the SEC’s website under NBC’s issuer profile at www.sec.gov. The following documents will be filed with the SEC as part of the Registration Statement: (a) the Notice of Special Meeting, (b) the Circular, (c) the form of proxy accompanying the Circular, (d) the documents listed under the headings “Information Relating to NBC – NBC Documents Incorporated by Reference” and “Information Relating to CWB – CWB Documents Incorporated by Reference”, (e) the Transaction Agreement, and (f) various other documents. In addition, copies of these documents may also be obtained on request without charge from Investor Relations, National Bank of Canada, National Bank Place, 800 Saint-Jacques Street, Montréal, Québec H3C 1A3, (1-866-517-5455).

Each CWB Shareholder is urged to consult its professional advisors to determine the conditions and restrictions applicable to such CWB Shareholder in trading NBC Shares received pursuant to the Transaction. Holders of CWB Shares in the United States are urged to review the section “Certain United States Federal Income Tax Considerations”.

Resale of securities

The issuance of NBC Shares in connection with the Transaction will constitute a distribution of securities which will be exempt from the prospectus requirements of applicable Canadian Securities Laws. The first trade of NBC Shares received pursuant to the Transaction will be exempt from the prospectus requirements of applicable Canadian Securities Laws, provided that: (i) NBC is and has been a reporting issuer in a jurisdiction of Canada for four months immediately preceding the trade; (ii) such trade is not a control distribution as defined in National Instrument 45-102 – Resale of Securities; (iii) no unusual effort is made to prepare the market or to create a demand for the NBC Shares; (iv) no extraordinary commission or consideration is paid to a person or company in respect of such trade; and (v) if the selling security holder is an insider or officer of NBC, the selling security holder has no reasonable grounds to believe that NBC is in default under Canadian Securities Laws.

Stock Exchange Approvals

The CWB Shares are currently listed and posted for trading on the TSX under the symbol “CWB”. Pursuant to the Transaction, as of the Effective Date, CWB will become a subsidiary of NBC with all CWB Shares owned by NBC. CWB expects that the CWB Shares will be delisted from the TSX following the Effective Date. For so long as the First Preferred Shares remain listed on the TSX, CWB is expected to remain a reporting issuer in each of the provinces and territories in Canada following the completion of the Transaction, for so long as the First Preferred Shares remain listed on the TSX or CWB is otherwise required to remain a reporting issuer under applicable Canadian Securities Laws.

Pursuant to the Transaction Agreement, NBC shall apply for and use its best efforts to obtain and maintain in force the Stock Exchange Approval. “Stock Exchange Approval” means the conditional approval of the TSX for the listing and posting for trading on the TSX of the NBC Shares to be issued pursuant to the Transaction, subject only to the NBC providing the TSX such required documentation and confirmations as is customary in the circumstances.

Certain Canadian Federal Income Tax Considerations

The following discussion summarizes the principal Canadian federal income tax considerations under the Tax Act generally applicable to a beneficial owner of CWB Shares who, for purposes of the Tax Act, and at all relevant times: (i) holds their CWB Shares, and will hold any NBC Shares received pursuant to the Transaction, as capital property, (ii) deals at arm’s-length with each of CWB and NBC, and (iii) is not affiliated with CWB or NBC (a “Holder”). Generally, the CWB Shares and NBC Shares will be capital property to a Holder provided the Holder does not hold such shares in the course of carrying on a business of buying and selling securities and has not acquired such shares in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) that is a “specified financial institution” as defined in the Tax Act, (ii) an interest in which is a “tax shelter investment” as defined in the Tax Act, (iii) that is, for purposes of certain rules (referred to as the “mark-to-market” rules) applicable to securities held by financial institutions, a “financial institution” as defined in the Tax Act, (iv) that has made a functional currency reporting election pursuant to section 261 of the Tax Act, (v) that is exempt from tax under Part I of the Tax Act, (vi) who has acquired CWB Shares on the exercise of an Option or through another equity based employment compensation arrangement, or (vii) that has entered or enters into a “derivative forward agreement”, “synthetic disposition arrangement” or a “dividend rental arrangement”, as each such term is defined in the Tax Act, with respect to their CWB Shares or any NBC Shares received pursuant to the Transaction. Such Holders should consult their own tax advisors.

In addition, this summary does not apply to a person holding Options, RSUs, PSUs, DSUs or other conversion or exchange rights to acquire CWB Shares or to a CWB Shareholder who received CWB Shares upon the exercise of a stock option or who holds NBC Shares that are deemed, for purposes of the Tax Act, not to be identical property with other NBC Shares acquired by such holder. Such holders should consult their own tax advisors.

This summary is based on the provisions of the Tax Act in force as of the date hereof and counsel’s understanding of the existing case law and the current administrative policies and assessing practices and policies of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action or decision, nor does it take into account other federal tax considerations or any tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ materially from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations applicable to the Transaction and/or the holding of NBC Shares. Accordingly, CWB Shareholders should consult their own tax advisors having regard to their own circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts (including amounts related to the acquisition, holding or disposition of CWB Shares, Exchangeable Shares or NBC Shares, such as dividends, adjusted cost base and proceeds of disposition (including cash received in lieu of any fractional NBC Shares pursuant to the Transaction)) must be expressed in Canadian dollars, and amounts denominated in a currency other than the Canadian dollar generally must be converted into Canadian dollars using the applicable rate of exchange (for purposes of the Tax Act) quoted by the Bank of Canada on the date such amount arose, or such other rate of exchange as is acceptable to the CRA.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times for purposes of the Tax Act and any applicable income tax convention, is, or is deemed to be, resident in Canada (a “Resident Holder”).

Certain Resident Holders may be entitled to make the irrevocable election permitted by subsection 39(4) of the Tax Act, the effect of which may be to deem to be capital property any CWB Shares or NBC Shares (and all other “Canadian securities”, as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years. Resident Holders whose CWB Shares might not otherwise be considered to be capital property should consult their own tax advisors as to whether the election in subsection 39(4) of the Tax Act is available or advisable in their own particular circumstances.

Additional considerations, not discussed herein, may be applicable to a Resident Holder that is a corporation resident in Canada (or a corporation that does not deal at arm’s length for purposes of the Tax Act, with a corporation resident in Canada) and is, or becomes, controlled by a non-resident person or group of non-resident persons for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Resident Holders should consult their own tax advisors to determine the particular Canadian federal income tax consequences to them of the Transaction.

The Transaction

Exchange of Shares

Pursuant to the Transaction, a Resident Holder will change such Resident Holder’s CWB Shares into Exchangeable Shares. Such Exchangeable Shares of a Resident Holder, other than a Dissenting Resident Holder defined and described in “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – The Transaction – Dissenting Resident Holders” below, will be automatically transferred to NBC in exchange for newly issued NBC Shares.

The changing of a CWB Share into an Exchangeable Share pursuant to the Transaction should not result in the realization of a capital gain or capital loss by a Resident Holder. A Resident Holder’s cost of an Exchangeable Share acquired on the changing of a CWB Share will generally be equal to the adjusted cost base to the Resident Holder of the CWB Share immediately before such change. The cost of an Exchangeable Share received as a result of the change by the Resident Holder will be averaged with the adjusted cost base of all other Exchangeable Shares, if any, held by the Resident Holder as capital property at such time for the purpose of determining thereafter the adjusted cost base of each Exchangeable Share held by the Resident Holder.

A Resident Holder, other than a Dissenting Resident Holder, will be deemed to have disposed of such Exchangeable Shares in exchange for NBC Shares pursuant to the Transaction under a tax-deferred share-for-share exchange under subsection 85.1(1) of the Tax Act, unless: (i) such Resident Holder chooses to recognize a capital gain (or capital loss) in its income Tax Return for the year in which the exchange occurs, as described below, or (ii) immediately after the exchange, such Resident Holder, persons with whom the Resident Holder does not deal with at arm’s length for purposes of the Tax Act, or the Resident Holder together with all such persons, either controls NBC or beneficially owns shares of the capital stock of NBC having a fair market value of more than 50% of the fair market value of all outstanding shares of the capital stock of NBC.

More specifically, if section 85.1 of the Tax Act applies (and the Resident Holder does not choose to recognize a capital gain (or capital loss) in respect of the exchange, as described in the following paragraph), such Resident Holder generally will be deemed to have disposed of the Resident Holder’s Exchangeable Shares for proceeds of disposition equal to the adjusted cost base of such shares immediately before the exchange and will be deemed to have acquired the NBC Shares received on the exchange at a cost equal to that same amount. This cost will be averaged with the adjusted cost base of all other NBC Shares held by the Resident Holder as capital property for purposes of determining the adjusted cost base of each NBC Share held by such Resident Holder. Pursuant to the CRA’s current administrative practice, a Resident Holder who receives cash not exceeding $200 in lieu of a fractional NBC Share will have the option of recognizing the capital gain (or capital loss) arising on the disposition of the fractional NBC Share or alternatively of reducing the adjusted cost base of the NBC Shares acquired by the amount of cash so received. A Resident Holder who receives cash greater than $200 in lieu of a fractional NBC Share must report the capital gain (or capital loss) arising on the disposition of the fractional Exchangeable Share.

A Resident Holder may choose to recognize all of the capital gain (or capital loss) in respect of the exchange of Exchangeable Shares for NBC Shares under the Transaction by including such capital gain (or capital loss) in its income Tax Return for the taxation year in which the exchange takes place. In such event, the Resident Holder will be considered to have disposed of the Exchangeable Shares for proceeds of disposition equal to the fair market value of the NBC Shares received on the exchange. Such Resident Holder will realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such Resident Holder of the Exchangeable Shares so exchanged immediately before the exchange. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” and “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Additional Refundable Tax”. Any Resident Holder that chooses to recognize a capital gain (or capital loss) will acquire the NBC Shares at a cost equal to the fair market value of such NBC Shares received on the exchange. The cost of such NBC Shares must be averaged with the adjusted cost base of all other NBC Shares held by such Resident Holder as capital property for the purposes of determining the adjusted cost base of each NBC Share to such Resident Holder.

Dissenting Resident Holders

A Resident Holder who, as a result of the valid exercise of Dissent Rights (a “Dissenting Resident Holder”) disposes of Exchangeable Shares to NBC will be entitled to receive from NBC a cash payment of an amount equal to the fair value of such Dissenting Resident Holder’s Exchangeable Shares. Such Dissenting Resident Holder will be considered to have disposed of such Exchangeable Shares for proceeds of disposition equal to the amount of the cash payment (excluding interest, if any, awarded by a court). In general, such Dissenting Resident Holder will realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate of the adjusted cost base of such Exchangeable Shares.

The general tax consequences of realizing such a capital gain (or capital loss) are described below in “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” and “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Additional Refundable Tax”. For greater certainty, the tax deferral provisions of section 85.1 of the Tax Act will not be available to a dissenting Resident Holder.

Interest awarded by a court (if any) to such Dissenting Resident Holder will be included in such Dissenting Resident Holder’s income for the purposes of the Tax Act and any such Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” as defined in the Tax Act may also be liable to pay an additional refundable tax as described below under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Additional Refundable Tax”.

Taxation of Capital Gains and Capital Losses

Subject to Proposed Amendments introduced in Parliament on June 10, 2024 by way of a “Notice of Ways and Means Motion to introduce An Act to amend the Income Tax Act and the Income Tax Regulations” (the “NWMM”) regarding the treatment of capital gains and capital losses (discussed below), generally, one-half of any capital gain realized by a Resident Holder in a taxation year will be included in computing the Resident Holder’s income in that taxation year as a taxable capital gain (a “taxable capital gain”) and, generally, one-half of any capital loss realized by a Resident Holder in a taxation year (an “allowable capital loss”) must be deducted from taxable capital gains realized by the Resident Holder in the same taxation year, in accordance with the rules contained in the Tax Act. Allowable capital losses in excess of taxable capital gains realized by a Resident Holder in a particular taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Holder in such taxation year, to the extent and under the circumstances described in the Tax Act.

The NWMM, will, subject to certain transitional rules, generally have the effect of increasing the capital gains inclusion rate (i.e., the portion of any capital gain that is a taxable capital gain) in respect of capital gains realized on or after June 25, 2024 from one-half to two-thirds in respect of capital gains realized (i) by a Resident Holder that is an individual (including certain specified trusts), including capital gains realized indirectly through a trust or partnership, in a taxation year (or, in the case of the 2024 taxation year, the portion of the year beginning on June 25, 2024) that exceed $250,000 (net of current-year capital losses, capital losses of other years applied to reduce current-year capital gains, and capital gains subject to certain statutory exemptions, and subject to certain limitations where a stock option benefit deduction is claimed by the individual), and (ii) by a Resident Holder that is a corporation or trust (excluding certain specified trusts). Under the NWMM, two-thirds of capital losses (including capital losses realized prior to June 25, 2024) will in effect be deductible against capital gains included in income at the two-thirds inclusion rate such that a capital loss will offset an equivalent capital gain regardless of the inclusion rate. The announcements accompanying the NWMM indicated that additional draft legislation to implement these rules will be released at the end of July 2024; pending such draft legislation, certain aspects of the proposals remain unclear. Resident Holders should consult their own tax advisors regarding the possible implications of the proposed change in the capital gains inclusion rate in their particular circumstances.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a share may be reduced by the amount of any dividends previously received (or deemed to be received) by the Resident Holder on such share (or another share where the share has been acquired in exchange for such other share) to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own advisors.

Capital gains realized by an individual or a trust (other than certain specified trusts) may give rise to alternative minimum tax as calculated under the detailed rules set out in the Tax Act. Significant changes to the alternative minimum tax provisions in the Tax Act were enacted through Bill C-69, which received royal assent on June 20, 2024. Resident Holders should consult their own tax advisors with respect to the minimum tax provisions.

Additional Refundable Tax

A Resident Holder that is throughout the taxation year a “Canadian-controlled private corporation” as defined in the Tax Act, or, at any time in the taxation year, a “substantive CCPC” as defined in Tax Act, may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” as defined in the Tax Act, including taxable dividends, interest and taxable capital gains. Resident Holders who are corporations should consult their own tax advisors including regarding the possible implication of recent amendments to the Tax Act regarding “substantive CCPCs” in their particular circumstances.

Post-Transaction

Dividends on NBC Shares

A Resident Holder will be required to include in computing its income for a taxation year any dividends received (or deemed to be received) on the NBC Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by NBC as an “eligible dividend” as defined in, and in accordance with the provisions of, the Tax Act. There may be restrictions under the Tax Act on NBC’s ability to designate any dividend as an eligible dividend.

Taxable dividends received (or deemed to be received) by an individual or a trust (other than certain specified trusts) may give rise to alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

Significant changes to the alternative minimum tax provisions in the Tax Act were enacted through Bill C-69, which received royal assent on June 20, 2024. Resident Holders should consult their own tax advisors with respect to the minimum tax provisions.

A Resident Holder that is a corporation will include such dividends in computing its income and generally will be entitled to deduct the amount of such dividends in computing its taxable income, subject to all limitations under the Tax Act. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” or a “subject corporation”, as each such term is defined in the Tax Act, may be liable to pay a tax (refundable in certain circumstances) under Part IV of the Tax Act on dividends received (or deemed to be received) on NBC Shares to the extent that such dividends are deductible in computing its taxable income.

Disposition of NBC Shares

A disposition or deemed disposition of NBC Shares by a Resident Holder (other than a disposition to NBC in circumstances other than a purchase by NBC in the open market in the manner in which shares are normally purchased by a member of the public in the open market) will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of the disposition, exceed (or are less than) the adjusted cost base to the holder of the NBC Shares immediately before the disposition. See “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” and “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Additional Refundable Tax” above.

Eligibility of NBC Shares for Investment

Provided the NBC Shares are listed on a “designated stock exchange” (which includes the TSX) within the meaning of the Tax Act, or NBC is otherwise a “public corporation” (other than a “mortgage investment corporation” as defined in the Tax Act) for purposes of the Tax Act, at the time the NBC Shares are issued pursuant to the Transaction, then based on the current provisions of the Tax Act, the NBC Shares will, at such time, be qualified investments under the Tax Act for trusts governed by a “deferred profit sharing plan”, a “registered retirement savings plan” (“RRSP”), a “registered retirement income fund” (“RRIF”), a “registered education savings plan” (“RESP”), a “registered disability savings plan” (“RDSP”), a “first home savings account” (“FHSA”) or a “tax-free savings account” (“TFSA”, and together with RRSP, RRIF, RESP, RDSP and FHSA, “Registered Plans”), and as each such term is defined in the Tax Act.

Notwithstanding that NBC Shares may be qualified investments for Registered Plans, the holder of a FHSA, TFSA or RDSP, the subscriber of a RESP or the annuitant under an RRSP or RRIF will be subject to a penalty tax on such shares if such shares are a “prohibited investment” (as defined in the Tax Act) for the particular Registered Plan. The NBC Shares will generally not be a “prohibited investment” for a Registered Plan provided that: (i) the holder, subscriber or annuitant, as the case may be, deals at arm’s length with NBC for purposes of the Tax Act and does not have a “significant interest”, as defined in the Tax Act, in NBC, or (ii) the NBC Shares are “excluded property”, as defined in subsection 207.01(1) of the Tax Act, for such Registered Plan. Resident Holders who intend to hold the NBC Shares in a Registered Plan should consult their own tax advisors in this regard.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times and for the purposes of the Tax Act and any applicable income tax convention: (i) is not, and is not deemed to be, resident in Canada, (ii) does not use or hold, and is not deemed to use or hold, CWB Shares or NBC Shares received pursuant to the Transaction in a business carried on in Canada or deemed to be carried on in Canada, and (iii) is not an insurer that carried on an insurance business in Canada and elsewhere (a “Non-Resident Holder”).

The Transaction

Exchange of Shares

Pursuant to the Transaction, a Non-Resident Holder will change such Non-Resident Holder’s CWB Shares into Exchangeable Shares. Such Exchangeable Shares of a Non-Resident Holder, other than a Dissenting Non-Resident Holder defined and described in “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – The Transaction – Dissenting Non-Resident Holders” below, will be automatically transferred to NBC in exchange for newly issued NBC Shares.

The changing of a CWB Share into an Exchangeable Share pursuant to the Transaction should not result in the realization of a capital gain or capital loss by a Non-Resident Holder. A Non-Resident Holder’s cost of an Exchangeable Share acquired on the changing of a CWB Share will generally be equal to the adjusted cost base to the Non-Resident Holder of the CWB Share immediately before such change. The cost of an Exchangeable Share received as a result of the change by the Non-Resident Holder will be averaged with the adjusted cost base of all other Exchangeable Shares, if any, held by the Non-Resident Holder as capital property at such time for the purpose of determining thereafter the adjusted cost base of each Exchangeable Share held by the Non-Resident Holder.

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the exchange of Exchangeable Shares for NBC Shares pursuant to the Transaction, and may not recognize any capital loss realized, unless at the time of the exchange the Exchangeable Shares are, or are deemed to be, “taxable Canadian property” as defined in the Tax Act to such Non-Resident Holder and are not “treaty-protected property” as defined in the Tax Act. Generally, the Exchangeable Shares owned by a Non-Resident Holder will be treaty-protected property if the gain from the disposition of such Exchangeable Shares would, because of an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident, be exempt from tax under the Tax Act.

Generally, Exchangeable Shares will not constitute taxable Canadian property to a Non-Resident Holder at a particular time provided that such shares are listed at that time on a designated stock exchange (which includes the TSX), unless at any particular time during the 60-month period that ends at that time, the following two conditions are met concurrently: (i)(a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal with at arm’s length for purposes of the Tax Act, or (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, or one or any combination of the foregoing, owned 25% or more of the issued shares of any class or series of the capital stock of CWB, and (ii) more than 50% of the fair market value of the Exchangeable Shares was derived directly or indirectly from one or any combination of (a) real or immovable property situated in Canada, (b) “Canadian resource properties” as defined in the Tax Act, (c) “timber resource properties” as defined in the Tax Act, and (d) options in respect of, or interests in, or for civil law rights in, property described in any of items (a) to (c), whether or not the property exists. Notwithstanding the foregoing, in certain other circumstances set out in the Tax Act, Exchangeable Shares could also be deemed to be taxable Canadian property.

If the Exchangeable Shares are taxable Canadian property to a Non-Resident Holder at the time of the exchange, and are not treaty-protected property, the Non-Resident Holder will realize a capital gain (or capital loss) generally in the circumstances and computed in the manner described above under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – The Transaction – Exchange of Shares ” as if the Non-Resident Holder were a Resident Holder, subject to the discussion in the next paragraph.

A Non-Resident Holder, other than a Dissenting Non-Resident Holder as defined below, may be entitled to the automatic tax deferral provisions of section 85.1 of the Tax Act if such Non-Resident Holder satisfies the conditions described under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – The Transaction – Exchange of Shares ” and is not a “foreign affiliate” of a taxpayer resident in Canada that has included any portion of the gain (or loss) otherwise determined in its “foreign accrual property income” (as each such term is defined in the Tax Act). If section 85.1 of the Tax Act applies, the NBC Shares received in exchange for Exchangeable Shares that were taxable Canadian property to the Non-Resident Holder will be deemed to be taxable Canadian property to such Non-Resident Holder for a period of 60 months. Non-Resident Holders whose CWB Shares or Exchangeable Shares may be held as taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

Dissenting Non-Resident Holders

A Non-Resident Holder who, as a result of the valid exercise of Dissent Rights (a “Dissenting Non-Resident Holder”), disposes of Exchangeable Shares to NBC will be entitled to receive from NBC a cash payment of an amount equal to the fair value of such Dissenting Non-Resident Holder’s Exchangeable Shares. Such Dissenting Non-Resident Holder will be considered to have disposed of such Exchangeable Shares for proceeds of disposition equal to the amount of the cash payment (excluding interest, if any, awarded by a court).

Any capital gain realized by such Dissenting Non-Resident Holder on a disposition of such Exchangeable Shares will generally not be subject to tax under the Tax Act unless the Exchangeable Shares constitute taxable Canadian property to the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. See “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – The Transaction – Exchange of Shares” above for a description of the circumstances in which Exchangeable Shares will constitute taxable Canadian property to a Non-Resident Holder. For greater certainty, the tax deferral provisions of section 85.1 of the Tax Act will not be available to a dissenting Non-Resident Holder.

Interest awarded by the Court (if any) to such Dissenting Non-Resident Holder will not be subject to Canadian withholding tax, unless such interest constitutes “participating debt interest” for purposes of the Tax Act.

Dissenting Non-Resident Holders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

Post-Transaction

Dividends on NBC Shares

Dividends paid or credited on the NBC Shares or deemed to be paid or credited on the NBC Shares to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend or deemed dividend subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention between Canada and the Non-Resident Holder’s country of residence. For example, where dividends are paid to or derived by a Non-Resident Holder who is a U.S. resident that is entitled to full benefits under the Canada-United States Income Tax Convention (1980), as amended, and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax generally is reduced to 15%.

Disposition of NBC Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of NBC Shares, and may not recognize any capital loss realized, unless the NBC Shares are taxable Canadian property to the Non-Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. See the discussion regarding taxable Canadian property above under the heading “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – The Transaction – Exchange of Shares”.

Certain United States Federal Income Tax Considerations

The following discussion summarizes certain U.S. federal income tax considerations generally applicable to U.S. Holders and Non-U.S. Holders (each as defined below) relating to the Transaction and to the ownership and disposition of NBC Shares received pursuant to the Transaction. This summary is based upon the Code, the Treasury Regulations promulgated thereunder (the “Treasury Regulations”), judicial authorities, published positions of the Internal Revenue Service (“IRS”), and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. There can be no assurance that the IRS will not challenge any of the tax considerations described in this summary, and CWB has not obtained, nor does it intend to obtain, a ruling from the IRS or an opinion from legal counsel with respect to the U.S. federal income tax considerations discussed herein. This summary addresses only certain considerations arising under U.S. federal income tax law, and it does not address any other federal tax considerations (such as estate or gift taxation or the Medicare contribution tax imposed on certain net investment income) or any tax considerations arising under the laws of any state, locality or non-U.S. taxing jurisdiction.

This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with the Transaction (whether or not any such transactions are undertaken in connection with the Transaction), including, without limitation, the following:

●	any conversion into CWB Shares, Exchangeable Shares, NBC Shares or cash of any notes, debentures or other debt instruments;

●	any vesting, conversion, assumption, disposition, exercise, exchange or other transaction involving restricted share units, deferred share units, or any rights to acquire CWB Shares, Exchangeable Shares or NBC Shares, including the Options, NBC options or Replacement Options; and

●	any transaction, other than the Transaction, in which CWB Shares, Exchangeable Shares, NBC Shares or cash are acquired.

This summary is of a general nature only and does not address all of the U.S. federal income tax considerations that may be relevant to a CWB Shareholder in light of such shareholder’s circumstances. In particular, this discussion applies only to a U.S. Holder or Non-U.S. Holder that holds CWB Shares, Exchangeable Shares and NBC Shares, as applicable, as “capital assets” (generally, property held for investment), and does not address the special tax rules that may apply to special classes of taxpayers, such as:

●	securities broker-dealers;

●	persons that hold CWB Shares, Exchangeable Shares or NBC Shares as part of a hedging or integrated financial transaction or a straddle;

●	U.S. Holders whose functional currency is not the U.S. dollar;

●	U.S. expatriates;

●	persons that are owners of an interest in a partnership or other pass-through entity that is a holder of CWB Shares, Exchangeable Shares or NBC Shares;

●	partnerships or other pass-through entities;

●	regulated investment companies;

●	real estate investment trusts;

●	qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

●	financial institutions;

●	insurance companies;

●	traders that have elected a mark-to-market method of accounting;

●	tax-exempt organizations (including private foundations);

●	persons who will own, directly, indirectly or constructively, 5% or more of the total combined voting power or value of all stock of NBC immediately after the consummation of the Transaction;

●	persons who own, directly, indirectly or constructively, 10% or more of the total combined voting power or value of all stock of CWB;

●	Non-U.S. Holders that are or previously were engaged in the conduct of a trade or business in the United States;

●	Non-U.S. Holders who are individuals present in the United States for 183 days or more in the taxable year of the Transaction and who satisfy certain other conditions;

●	U.S. Holders liable for alternative minimum tax or the Medicare contribution tax on net investment income; and

●	persons who hold Options or who received their CWB Shares upon the exercise of employee stock options or otherwise as compensation.

This summary assumes that NBC has never been treated as a U.S. domestic corporation for U.S. federal income tax purposes, including, for the avoidance of doubt, pursuant to Section 897(i) or Section 7874 of the Code.

For purposes of this summary, a “U.S. Holder” means a beneficial owner of CWB Shares, Exchangeable Shares or NBC Shares, as the case may be, who is, for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;

●	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust (i) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control.

A “Non-U.S. Holder” means any person who is a beneficial owner of CWB Shares, Exchangeable Shares or NBC Shares, as the case may be, and who is not a U.S. Holder or a partnership or other entity or arrangement that is classified as a partnership for U.S. federal income tax purposes.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds CWB Shares or Exchangeable Shares, the tax treatment of a partner of such partnership generally will depend upon the status of such partner and the activities of the partnership. Partners of partnerships holding CWB Shares or Exchangeable Shares should consult their tax advisors regarding the specific tax consequences of the Transaction and of the ownership and disposition of NBC Shares.

Holders of CWB Shares or Exchangeable Shares should consult their tax advisors regarding the tax consequences of the Transaction and of the ownership and disposition of NBC Shares received pursuant to the Transaction in light of their particular circumstances, as well as the tax consequences under state, local, and non-U.S. tax law and the possible effect of changes in tax law.

U.S. HOLDERS

Tax Characterization of the Transaction

Exchange of CWB Shares for Exchangeable Shares

Pursuant to the Transaction, CWB will undertake a reorganization of capital pursuant to which each issued and outstanding CWB Share (other than those owned beneficially by NBC and its Subsidiaries that have not been allocated to a segregated or other investment fund established and maintained by any such Subsidiary) will be exchanged for one Exchangeable Share. In general, the following U.S. federal income tax consequences should result for a U.S. Holder who receives Exchangeable Shares:

●	No gain or loss should be recognized upon the receipt of Exchangeable Shares in the Transaction.

●	The aggregate tax basis of the Exchangeable Shares received by a U.S. Holder should equal the aggregate tax basis of such holder’s CWB Shares surrendered in the Transaction.

●	The holding period for Exchangeable Shares received in the Transaction should include the U.S. Holder’s holding period for the CWB Shares surrendered in the Transaction.

Exchange of Exchangeable Shares for NBC Shares

The U.S. federal income tax consequences of the exchange of Exchangeable Shares for NBC Shares pursuant to the Transaction, taken together with certain related transactions (the “NBC Exchange”), will depend on whether the NBC Exchange qualifies as a tax-free reorganization within the meaning of Section 368(a)(1)(B) of the Code (a “B Reorganization”). Whether the NBC Exchange will qualify as a B Reorganization is subject to significant uncertainty, because this determination depends, in part, on facts and circumstances that are beyond the control of the Parties and because the qualification of the NBC Exchange as a B Reorganization depends, in part, on facts which may not be determined until after the consummation of the Transaction.

In particular, for the NBC Exchange to qualify as a B Reorganization, NBC must have direct “control” of CWB immediately after the NBC Exchange. Whether NBC has such control will depend, in part, on the extent to which NBC owns not only CWB Shares, but also other classes of CWB stock such as the First Preferred shares. Disqualification as a B Reorganization will result if NBC owns less than 80 percent of the total combined voting power of all classes of stock of CWB entitled to vote or less than 80 percent of the total number of shares of all other classes of stock of CWB, including the First Preferred shares. Additionally, to qualify as a B Reorganization, no “boot” (generally cash and any property that is not voting stock) is permitted to be provided by NBC to CWB Shareholders in exchange for their Exchangeable Shares. Disqualification as a B Reorganization would also result if Dissenting Shareholders, if any, were paid for their Exchangeable Shares with funds provided directly or indirectly by NBC or any affiliate of NBC.

Neither NBC nor CWB has sought or obtained (or will seek or obtain) either a ruling from the IRS or an opinion of legal counsel regarding the tax consequences of the transactions described herein, and the qualification of the NBC Exchange as a B Reorganization is not a condition to the completion of the Transaction. Accordingly, there can be no assurance as to the qualification of the NBC Exchange as a B Reorganization. Nor can there be any assurance that the IRS will not challenge a U.S. Holder that takes the position that the NBC Exchange qualifies as a B Reorganization, or that a court will not sustain any such challenge. U.S. Holders should consult their tax advisors regarding the proper U.S. federal income tax treatment of the NBC Exchange.

Consequences if the NBC Exchange Fails to Qualify as a B Reorganization

In general, if, the NBC Exchange fails to qualify as a B reorganization, and subject to the discussion below under “Certain United States Federal Income Tax Considerations - U.S. Holders - Passive Foreign Investment Company Considerations”, the following consequences will apply to a U.S. Holder who exchanges Exchangeable Shares for NBC Shares pursuant to the Transaction:

●	A U.S. Holder will recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value of the NBC Shares received in the Transaction (plus the U.S. dollar value of the cash, if any, received in lieu of fractional shares) and (ii) the U.S. Holder’s adjusted tax basis in its Exchangeable Shares surrendered in the Transaction

●	The aggregate tax basis of the NBC Shares received in the Transaction will equal the fair market value of the NBC Shares at the time they are received.

●	The holding period of the NBC Shares received in the Transaction will begin on the day after the consummation of the Transaction.

If a U.S. Holder purchased blocks of CWB Shares in different transactions, then such holder must calculate gain or loss separately for each block of Exchangeable Shares attributable to separately purchased blocks of CWB Shares. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, as of the Effective Time of the Transaction, the holding period for Exchangeable Shares that are surrendered in the exchange is more than one year. Preferential tax rates generally apply to long-term capital gain recognized by an individual or other non-corporate U.S. Holder. Deductions for capital losses are subject to complex limitations under the Code.

Consequences if the NBC Exchange Qualifies as a B Reorganization

In general, if the NBC Exchange qualifies as a B reorganization, and subject to the discussion below under “Certain United States Federal Income Tax Considerations — U.S. Holders — Passive Foreign Investment Company Considerations”, the following consequences will apply to a U.S. Holder who exchanges Exchangeable Shares for NBC Shares pursuant to the Transaction:

●	No gain or loss will be recognized upon the receipt of NBC Shares in the Transaction, except for gain or loss recognized upon the receipt of cash, if any, in lieu of fractional shares (as described below).

●	The aggregate tax basis of the NBC Shares received by a U.S. Holder will equal the aggregate tax basis of such holder’s Exchangeable Shares surrendered in the Transaction (reduced by any amount allocable to fractional share interests for which cash is received).

●	The holding period for NBC Shares received in the Transaction will include the U.S. Holder’s holding period for the CWB Shares surrendered in the Transaction.

If the NBC Exchange qualifies as a B Reorganization, the receipt of cash in lieu of fractional NBC Shares will generally be treated as if the U.S. Holder received such fractional NBC Shares in the Transaction and then received the cash in exchange for such fractional NBC Shares. Accordingly, a U.S. Holder will generally recognize capital gain or loss equal to the difference between the U.S. dollar value of the amount of the cash received in lieu of such fractional NBC Shares and the holder’s adjusted tax basis allocable thereto. This gain or loss generally will be long-term capital gain or loss if, as of the Effective Time of the Transaction, the holding period for Exchangeable Shares that are surrendered in the exchange is more than one year.

U.S. Holders Exercising Dissent Rights Pursuant to the Transaction

A U.S. Holder of Exchangeable Shares that exercises Dissent Rights in the Transaction and receives cash in exchange for all of its Exchangeable Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (i) the U.S. dollar value of the cash received by such U.S. Holder in exchange for Exchangeable Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (ii) the adjusted tax basis of such U.S. Holder in such Exchangeable Shares surrendered. Subject to the discussion below under “Certain United States Federal Income Tax Considerations - U.S. Holders - Passive Foreign Investment Company Considerations” , such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for the Exchangeable Shares that are surrendered is more than one year. Preferential tax rates generally apply to long-term capital gain recognized by an individual or other non-corporate U.S. Holder. Deductions for capital losses are subject to complex limitations under the Code.

The amount of cash consideration paid in Canadian dollars to a U.S. Holder that exercises Dissent Rights in the Transaction (including any amounts withheld to pay Canadian withholding taxes) that is taken into account in determining the taxable gain or loss recognized by a cash basis U.S. Holder of Exchangeable Shares, or an accrual basis U.S. Holder that so elects, will be the U.S. dollar amount calculated by reference to the spot Canadian/U.S. dollar rate on the settlement date, if the Exchangeable Shares are treated as traded on an “established securities market”. However, in the case of an accrual basis U.S. Holder of Exchangeable Shares that does not so elect, the U.S. dollar value of cash received in Canadian dollars pursuant to the exercise of Dissent Rights will be determined by reference to the spot Canadian/U.S. dollar rate on the exchange date. On the settlement date, any such U.S. Holder will recognize U.S.-source foreign currency gain or loss equal to the difference, if any, between the U.S. dollar value of the amount received based on the exchange rates in effect on the exchange date and the settlement date.

Distributions on NBC Shares Received Pursuant to the Transaction

Subject to the discussion below under “Certain United States Federal Income Tax Considerations - U.S. Holders - Passive Foreign Investment Company Considerations” , the gross amount of a distribution paid to a U.S. Holder with respect to NBC Shares (including amounts withheld to pay Canadian withholding taxes) will be included in such holder’s gross income as a dividend to the extent paid out of NBC’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If these dividends constitute qualified dividend income (“QDI”), an individual and other non-corporate U.S. Holder should generally pay tax on dividends at preferential rates applicable to long-term capital gain, provided certain holding period requirements and other conditions are satisfied. Assuming NBC is not a PFIC (as defined below) during the taxable year in which the dividend is paid or the preceding year, dividends paid by NBC should be QDI if NBC is a qualified foreign corporation (“QFC”) at the time the dividends are paid. CWB understands that NBC believes that it is currently, and should continue to be, a QFC so as to allow all dividends paid by it to be a QDI for U.S. federal income tax purposes. To the extent that the amount of a distribution exceeds NBC’s current and accumulated earnings and profits, it will be treated first as a tax-free return of a U.S. Holder’s tax basis in its NBC Shares, and to the extent the amount of the distribution exceeds such U.S. Holder’s tax basis, the excess will be taxed as capital gain. However, CWB understands that NBC currently does not, and does not intend to, calculate its earnings and profits in accordance with U.S. federal income tax principles. Therefore, U.S. Holders should expect that any distribution by NBC with respect to the NBC Shares generally will be reported as a dividend for U.S. federal income tax purposes.

Dividends paid by NBC generally will constitute foreign-source income for foreign tax credit limitation purposes. A U.S. Holder may be entitled to deduct or credit any Canadian withholding taxes on dividends in determining its U.S. income tax liability, subject to certain limitations (including that the election to deduct or credit foreign taxes applies to all of such U.S. Holder’s foreign taxes for a particular tax year). The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends distributed by NBC with respect to NBC Shares generally will constitute “passive category income”. The rules governing the foreign tax credit are complex. Each U.S. Holder should consult its tax advisor regarding the availability of the foreign tax credit with respect to such holder’s particular circumstances.

A U.S. Holder that receives Canadian dollars and converts such Canadian dollars into U.S. dollars on the day the amount is otherwise includible in income for U.S. federal income tax purposes generally will not be required to recognize gain or loss arising from exchange rate fluctuations. A U.S. Holder that receives Canadian dollars and converts them into U.S. dollars on a later date generally will be required to recognize foreign exchange gain or loss based on any appreciation or depreciation in the value of the Canadian dollar against the U.S. dollar (subject to certain de minimis exceptions), which generally will be U.S.-source ordinary gain or loss.

Sale or Other Taxable Disposition of NBC Shares Received Pursuant to the Transaction

Subject to the discussion below under “Certain United States Federal Income Tax Considerations - U.S. Holders - Passive Foreign Investment Company Considerations”, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange, or other taxable disposition of NBC Shares equal to the difference between the amount realized upon the disposition and such holder’s adjusted tax basis in the NBC Shares so disposed. The amount realized will equal the amount of cash, if any, plus the fair market value of any property received. Any such capital gain or loss generally will be long-term capital gain or loss if such holder’s holding period for the NBC Shares exceeds one year at the time of disposition. Gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for foreign tax credit limitation purposes. Preferential tax rates generally apply to long-term capital gain recognized by an individual or other non-corporate U.S. Holder. Deductions for capital losses are subject to complex limitations under the Code.

Passive Foreign Investment Company Considerations

PFIC Status of CWB

The tax consequences of the Transaction to a particular U.S. Holder will depend on whether CWB was a passive foreign investment company (“PFIC”) during any year in which the U.S. Holder owned CWB Shares or Exchangeable Shares, and, if so, whether NBC is a PFIC in the taxable year that includes the Transaction. In general, a non-U.S. corporation is a PFIC for any taxable year in which either (i) 75% or more of the non-U.S. corporation’s gross income is passive income, or (ii) 50% or more of the average value of the non-U.S. corporation’s assets, generally determined on a quarterly basis, produce or are held for the production of passive income. Passive income includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining whether or not it is classified as a PFIC for any taxable year, a non-U.S. corporation must take into account its pro rata share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest by value.

No determination has been made as to whether CWB is likely to be a PFIC for its taxable year ending October 31, 2024, or whether CWB was a PFIC in any of its prior taxable years. The determination of PFIC status for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. PFIC classification depends on the composition of the corporation’s income, expenses, and assets from time to time and the nature of its activities, generally cannot be determined until the close of the taxable year in question, and is determined annually. Thus, there can be no assurance that CWB has not been and will not be a PFIC for any taxable year during which a U.S. Holder holds or has held CWB Shares or Exchangeable Shares.

If CWB were a PFIC during any taxable year in which a U.S. Holder holds or held CWB Shares or Exchangeable Shares, and if NBC were not a PFIC in the taxable year that includes the Transaction, then the U.S. Holder might be required to recognize gain, if any, on the exchange of Exchangeable Shares for NBC Shares pursuant to the Transaction, whether or not the NBC Exchange qualifies as a B Reorganization. If gain were required to be recognized, then, in general, the amount of U.S. federal income tax on gain recognized by a U.S. Holder upon the consummation of the Transaction would be increased by an interest charge to compensate for tax deferral, and the amount of income tax, before the imposition of the interest charge, would be calculated as if such gain was earned ratably over the period the U.S. Holder held its CWB Shares or Exchangeable Shares, and would be subject to U.S. federal income tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to the U.S. Holder, subject to certain exceptions. If, however, CWB were a PFIC during any taxable year in which a U.S. Holder holds or held CWB Shares or Exchangeable Shares, NBC were a PFIC for its taxable year that includes the day following the consummation of the Transaction, and the NBC Exchange qualifies as a B Reorganization, then a U.S. Holder should not be subject to the adverse consequences described above, based on proposed Treasury Regulations under Section 1291 of the Code.

If CWB were a PFIC during any taxable year in which the U.S. Holder holds or held CWB Shares or Exchangeable Shares, the gain recognized by a U.S. Holder of Exchangeable Shares that exercises Dissent Rights in the Transaction and receives cash in exchange for all of its Exchangeable Shares would be allocated ratably over the U.S. Holder’s holding period for the Exchangeable Shares. The amounts allocated to the taxable year of the sale or other taxable disposition and to any year before CWB became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount.

U.S. Holders should consult their tax advisors with respect to CWB’s status under the PFIC rules (including the effect of final and proposed Treasury Regulations) and the potential application of the PFIC rules in light of their particular circumstances.

PFIC Status of NBC

CWB understands that NBC believes that the NBC Shares should not currently be treated as stock of a PFIC for U.S. federal income tax purposes and that NBC does not expect to become a PFIC in the foreseeable future. The determination of PFIC status for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. PFIC classification depends on the composition of the corporation’s income, expenses, and assets from time to time and the nature of its activities, generally cannot be determined until the close of the taxable year in question, and is determined annually. Thus, there can be no assurance that NBC has not been and will not become a PFIC for any taxable year during which a U.S. Holder holds NBC Shares.

If NBC is a PFIC in any taxable year and the NBC Shares are treated as “marketable stock” in such year, a U.S. Holder may make a “mark-to-market” election with respect to the NBC Shares. If this election is made, a U.S. Holder should not be subject to the PFIC rules described above. Instead, such U.S. Holder generally should include in each year as ordinary income the excess, if any, of the adjusted basis of the U.S. Holder’s NBC Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). A U.S. Holder’s basis in the NBC Shares will be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of NBC’s Shares would be ordinary income and any loss would be an ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election and, thereafter, a capital loss.

A U.S. Holder’s NBC Shares should generally be treated as stock in a PFIC if NBC was a PFIC at any time during the holder’s holding period in the NBC Shares, even if NBC is not currently a PFIC. In addition, notwithstanding any election made with regard to the NBC Shares, dividends received by a U.S. Holder from NBC will not constitute QDI if NBC is a PFIC (or is treated as a PFIC with respect to the U.S. Holder) either in the taxable year of the distribution or the preceding taxable year. If a U.S. Holder owns NBC Shares during any year that NBC was a PFIC with respect to the U.S. Holder, such U.S. Holder may be required to file IRS Form 8621. Each U.S. Holder should consult its tax advisor regarding the application of the PFIC rules, including the foregoing filing requirements and the final and proposed Treasury Regulations, as well as the advisability of making any available election under the PFIC rules, with respect to such holder’s ownership and disposition of NBC Shares acquired in the Transaction.

Foreign Financial Asset Reporting

Certain U.S. persons are required to report information relating to interests in “specified foreign financial assets”, including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds certain thresholds, subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). Penalties may be imposed for a failure to disclose such information. U.S. Holders should consult their tax advisors regarding the effect, if any, of these additional reporting requirements on their ownership and disposition of NBC Shares received pursuant to the Transaction.

Non-U.S. Holders

Exchange of CWB Shares for Exchangeable Shares, Exchange of Exchangeable Shares for NBC Shares and Exercise of Dissent Rights Pursuant to the Transaction

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the exchange of CWB Shares for Exchangeable Shares or the exchange of Exchangeable Shares for NBC Shares pursuant to the Transaction or upon the receipt of cash from NBC as a result of such Non-U.S. Holder’s exercise of Dissent Rights.

Ownership and Disposition of NBC Shares Received Pursuant to the Transaction

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on distributions from NBC or upon any gain realized upon the sale or other disposition of NBC Shares.

Information Reporting and Backup Withholding

U.S. Holders of CWB Shares or Exchangeable Shares may be subject to information reporting and may be subject to backup withholding, currently at a 24% rate, on any cash payments made in connection with the Transaction. Distributions on, or proceeds from the sale or other taxable disposition of, NBC Shares paid within the United States may be subject to information reporting and may be subject to backup withholding. Distributions on, or proceeds from the sale or other taxable disposition of, NBC Shares to or through a foreign office of a broker generally will not be subject to backup withholding, although information reporting may apply to such payments in certain circumstances.

Backup withholding generally will not apply, however, to a U.S. Holder who (i) furnishes a correct taxpayer identification number and certifies that such holder is not subject to backup withholding on IRS Form W-9 (or substitute form) or (ii) is otherwise exempt from backup withholding. Non-U.S. Holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to certify their non-U.S. status (generally, on IRS Form W-8) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules may be credited against the holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

Risks Relating to the Transaction

CWB Shareholders should carefully consider the following risk factors in evaluating whether to approve the Transaction. These risk factors should be considered in conjunction with the other information included in this Circular, including certain sections of documents publicly filed. Readers are cautioned that such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or not considered material to CWB, may also adversely affect the Transaction or CWB prior to the completion of the Transaction.

There can be no certainty that all conditions to the Transaction will be satisfied or waived. Failure to complete the Transaction could negatively impact the price of CWB Shares or otherwise adversely affect the business of CWB.

The completion of the Transaction is subject to a number of conditions, certain of which are outside the control of CWB, including the Required Shareholder Approval in respect of the Transaction Resolution and receipt of the Key Regulatory Approvals. There can be no certainty, nor can CWB provide any assurance, that these conditions will be satisfied or waived or, if satisfied or waived, when they will be satisfied or waived.

If the Transaction is not completed, the market price of CWB Shares may decline to the extent that the market price reflects a market assumption that the Transaction will be completed. If the Transaction is not completed and the Board decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the Consideration to be paid pursuant to the Transaction.

Certain costs related to the Transaction, such as legal, accounting and certain financial advisor fees, must be paid by CWB even if the Transaction is not completed. In addition, since the completion of the Transaction is subject to uncertainty, officers and employees of CWB may experience uncertainty about their future roles with CWB. This may adversely affect CWB’s ability to attract or to retain key management and personnel in the period until the Transaction is completed or terminated.

The Transaction Agreement may be terminated in certain circumstances.

Each of CWB and NBC has the right to terminate the Transaction Agreement in certain circumstances. Accordingly, there is no certainty, nor can CWB provide any assurance, that the Transaction Agreement will not be terminated by either CWB or NBC before the completion of the Transaction. For example, NBC has the right to terminate the Transaction Agreement if CWB has failed to perform certain covenants that would cause a condition not to be satisfied and such breach is incapable of being cured in accordance with the terms of the Transaction Agreement. See “The Transaction Agreement – Termination of the Transaction Agreement”.

The Termination Amount provided under the Transaction Agreement if the Transaction Agreement is terminated in certain circumstances may discourage other parties from attempting to acquire CWB.

Under the Transaction Agreement, CWB is required to pay a Termination Amount in the event the Transaction Agreement is terminated in certain circumstances following the occurrence of a Termination Amount Event. The Termination Amount, although considered reasonable by the Board, may discourage other parties from attempting to acquire CWB Shares, even if those parties would otherwise be willing to offer greater value than that offered under the Transaction. See “The Transaction Agreement – Termination and Reverse Termination Amounts”.

If CWB is unable to complete the Transaction or if completion of the Transaction is delayed, there could be an adverse effect on CWB’s business, financial condition, operating results and the price of the CWB Shares.

The completion of the Transaction is subject to the satisfaction of certain closing conditions, including the Required Shareholder Approval in respect of the Transaction Resolution and receipt of the Key Regulatory Approvals. A substantial delay in obtaining satisfactory approvals, and/or the imposition of unfavourable terms or conditions in the approvals to be obtained (including those of the Minister, the Competition Bureau, OSFI and/or the relevant Canadian securities regulatory authorities) or the use by the Minister, the Competition Bureau, OSFI and/or the relevant securities regulatory authorities of any other legal recourse to block the Transaction, could have an adverse effect on CWB’s ability to complete the Transaction or, could have an adverse effect on the business, financial condition or results of operations of CWB or could result in the termination of the Transaction Agreement. If (a) CWB Shareholders do not approve the Transaction Resolution, (b) CWB otherwise fails to satisfy, or fails to obtain a waiver of the satisfaction of, the closing conditions to the Transaction and the Transaction is not completed, or (c) any order or Law results in enjoining the transactions contemplated by the Transaction, CWB could be subject to various adverse consequences, including that CWB would remain liable for significant costs relating to the Transaction, including, among others, certain legal, accounting, financial advisory and printing expenses.

Even if the Transaction Agreement is terminated without payment of the Termination Amount, CWB may, in the future, be required to pay the Termination Amount in certain circumstances.

Under the Transaction Agreement, CWB may be required to pay the Termination Amount to NBC at a date subsequent to the termination of the Transaction Agreement if the Transaction Agreement is terminated in certain circumstances and (i) after June 11, 2024 and prior to the Meeting, a bona fide Acquisition Proposal with respect to CWB is publicly announced or otherwise publicly disclosed by any Person (other than NBC or any of its affiliates or any Person acting jointly or in concert with any of the foregoing); (ii) such Acquisition Proposal has not expired or been publicly withdrawn at least five (5) Business Days prior to the Meeting; and (iii) within twelve (12) months following the date of such termination (A) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) is consummated, or (B) CWB enters into a contract, other than a confidentiality agreement permitted by and in accordance with Section 5.3 of the Transaction Agreement, in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) and such Acquisition Proposal is later consummated or effected (whether or not such Acquisition Proposal is later consummated or effected within twelve (12) months after such termination). See “The Transaction Agreement – Termination of the Transaction Agreement” and “The Transaction Agreement – Termination and Reverse Termination Amounts”.

The Exchange Ratio is fixed and will not be adjusted in the event of any change in either CWB’s or NBC’s respective share prices

On the Effective Date, each CWB Shareholder will receive 0.450 of a NBC Share for each CWB Share. The Exchange Ratio is fixed and will not be adjusted if there are changes in the market price of the CWB Shares or NBC Shares (unless otherwise provided for in the Transaction Agreement). The market price of the CWB Shares or the NBC Shares could fluctuate significantly prior to the Effective Date in response to various factors and events, including, without limitation, the differences between CWB’s and NBC’s actual financial or operating results and those expected by investors and analysts, changes in analyst’s projections or recommendations, changes in general economic or market conditions, and broad market fluctuations. As a result of such fluctuations, historical market prices are not indicative of future market prices or the market value of the NBC Shares that CWB Shareholders will receive on the Effective Date. There can be no assurance that continuing fluctuations in price and volume will not occur.

Integration of CWB

The integration of CWB may result in certain challenges, and NBC may be unable to accomplish the integration smoothly, or successfully, in a timely manner or without unforeseen costs. The challenges involved in the integration may include, among other things, retaining key personnel during the period between execution of the Transaction Agreement and the closing and post-closing of the Transaction; integrating information technology systems and resources; regulatory restraints or restrictive undertakings agreed to in the context of obtaining regulatory approvals for the Transaction; integrating CWB into NBC’s accounting system and adjusting NBC’s internal control environment to cover CWB’s operations; and unforeseen expenses or delays associated with the Transaction and unplanned costs required to integrate the businesses. It is possible that the integration process could result in the loss of clients and/or key employees, the disruption of the ongoing businesses of NBC and/or CWB or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management to maintain relationships with business partners, clients, suppliers and/or employees or to achieve the anticipated benefits of the Transaction. The integration of CWB will also require the dedication of time and resources on the part of management, which may divert NBC and CWB management’s focus and resources from other strategic opportunities and from operational matters during this process.

Failure to Realize Anticipated Benefits of the Transaction

CWB and NBC both believe that the Transaction will provide certain benefits to NBC and CWB and their respective shareholders. There is, however, a risk that some or all of the expected benefits of the Transaction may fail to materialize, or may not occur within the time periods anticipated by CWB and NBC. The realization of such benefits may be affected by a number of factors, including the failure to retain key personnel or clients and the parties’ ability to retain and attract new business, achieve synergies and maintain market position arising from successful integration plans relating to the Transaction, many of which are beyond the control of both CWB and NBC. In addition, changes in laws or regulations, including tax laws, in the jurisdictions in which NBC, CWB and their respective Subsidiaries operate could have a negative effect on their respective businesses, financial condition and results of operations, or on the ability of CWB and NBC to achieve the anticipated benefits from the Transaction. If the Transaction fails to provide the anticipated results, the Transaction could materially and adversely affect CWB and its financial results.

No Assurance of Future Performance

Historic and current performance of the business of CWB and NBC may not be indicative of success in future periods. The future performance of the business of the United Bank after the Transaction may be influenced by, among other factors, economic downturns, increased regulation, turmoil in financial markets, unfavourable regulatory decisions, interest rates and other factors beyond the control of CWB and NBC. As a result of any one or more of these factors, the operations and financial performance of CWB, NBC and/or the United Bank may be negatively affected, which may adversely affect CWB, NBC and/or the United Bank’s financial results.

While the Transaction is pending, CWB is restricted from taking certain actions.

Under the Transaction Agreement, CWB must generally conduct its business in the Ordinary Course, and before the completion of the Transaction or termination of the Transaction Agreement, CWB is restricted from taking certain specified actions without the consent of NBC. See “The Transaction Agreement – Covenants”.

CWB’s directors and executive officers may have interests in the Transaction that are different from those of CWB Shareholders.

In considering the recommendation of the Board to vote in favour of the Transaction Resolution, CWB Shareholders should be aware that certain members of the Board and officers of CWB may have agreements or arrangements that provide them with interests in the Transaction that differ from, or are in addition to, those of CWB Shareholders, generally. See “The Transaction – Interests of Certain Parties in the Transaction”.

The Transaction may divert the attention of CWB’s management.

The Transaction could cause the attention of CWB’s management to be diverted from the day-to-day operations of CWB. These disruptions could be exacerbated by any delay in the completion of the Transaction and could have an adverse effect on the business, operating results or prospects of CWB.

Rights of Dissenting Shareholders

This section summarizes the provisions of Section 277 of the Bank Act and is not a comprehensive statement of the procedures to be followed by Registered CWB Shareholders who wish to exercise their Dissent Rights. Registered CWB Shareholders who wish to dissent should obtain legal advice and carefully read the provisions of Section 277 of the Bank Act, which are appended hereto at Appendix E.

In many cases, CWB Shares beneficially owned by a Non-Registered (Beneficial) CWB Shareholder are registered either: (i) in the name of an intermediary; or (ii) in the name of a clearing agency (such as CDS) of which the intermediary is a participant. Anyone who is a Non-Registered (Beneficial) CWB Shareholder and who wishes to dissent should be aware that only Registered CWB Shareholders are entitled to exercise Dissent Rights. A Registered CWB Shareholder who holds CWB Shares as an intermediary for one or more Non-Registered (Beneficial) CWB Shareholder, one or more of whom wish to exercise Dissent Rights, should make arrangements to have such CWB Shares re-registered in the name of each Dissenting Shareholder to enable the Dissenting Shareholder to exercise Dissent Rights or alternatively, must exercise such Dissent Rights on behalf of such Non-Registered (Beneficial) CWB Shareholder(s). In such case, the Dissent Notice should specify the number of CWB Shares held by the intermediary for such Non-Registered (Beneficial) CWB Shareholder(s). A Registered CWB Shareholder who properly exercises their Dissent Rights (a “Dissenting Shareholder”) may dissent only with respect to all the CWB Shares held on behalf of any one Non-Registered (Beneficial) CWB Shareholder and registered in the name of the Dissenting Shareholder.

Each Exchangeable Share issued at the Effective Time held by a Dissenting Shareholder (the “Dissent Shares”) shall be transferred automatically to NBC at the Effective Time in exchange for the right to be paid fair value for their CWB Shares as determined by a court under Section 277 of the Bank Act or as agreed between CWB and the Dissenting Shareholders. Section 277 of the Bank Act provides there is no right of partial dissent. There can be no assurance that a Dissenting Shareholder will receive consideration for their Dissent Shares of equal value to the Consideration that such Dissenting Shareholder would have received pursuant to the Transaction.

All Dissent Notices must be received from the Registered CWB Shareholder by CWB c/o Torys LLP, 79 Wellington St. W., Box 270, TD South Tower, Toronto, Ontario M5K 1N2, Attention: John Emanoilidis at or prior to the Meeting (as it may be adjourned or postponed from time to time).

The filing of a Dissent Notice does not deprive a Registered CWB Shareholder of the right to vote at the Meeting; however, a Registered CWB Shareholder who has submitted a Dissent Notice and who votes in favour of the Transaction Resolution will no longer be considered a Dissenting Shareholder with respect to Dissent Shares voted in favour of the Transaction Resolution. A vote against the Transaction Resolution, whether in person or by proxy, will not constitute a Dissent Notice.

Within 10 days after the approval of the Transaction Resolution, CWB is required to notify each Dissenting Shareholder that the Transaction Resolution has been approved. Such notice is not required to be sent to a Registered CWB Shareholder who voted in favour of the Transaction Resolution or who has withdrawn a Dissent Notice previously filed. If it is necessary for the Minister or Superintendent to approve the Transaction before it becomes effective, CWB shall send notice within 10 days after the approval.

A Dissenting Shareholder must, within 20 days after the Dissenting Shareholder receives notice that the Transaction Resolution has been approved or, if the Dissenting Shareholder does not receive such notice, within 20 days after the Dissenting Shareholder learns that the Transaction Resolution has been approved, send to CWB a written demand for payment (a “Demand for Payment”) containing the Dissenting Shareholder’s name and address, the number of Dissent Shares held by the Dissenting Shareholder, and a Demand for Payment of the fair value of the Dissent Shares. Within 30 days after sending a Demand for Payment, the Dissenting Shareholder must send to CWB c/o Torys LLP, 79 Wellington St. W., Box 270, TD South Tower, Toronto, Ontario M5K 1N2, Attention: John Emanoilidis, the certificates representing the Dissent Shares. CWB will endorse share certificates received from Dissenting Shareholders with a notice that the holder is a Dissenting Shareholder under Section 277 of the Bank Act and will without delay return the share certificates to the Dissenting Shareholder. Dissenting Shareholders who fail to send the share certificates representing the Dissent Shares forfeit their right to make a claim under Section 277 of the Bank Act.

On the filing of a Demand for Payment (and in any event upon the Effective Date), a Dissenting Shareholder ceases to have any rights in respect of their Dissent Shares, other than the right to be paid the fair value of their Dissent Shares as determined pursuant to Section 277 of the Bank Act. However, the Dissenting Shareholder’s rights are reinstated as of the date the notice was sent if: (i) the Dissenting Shareholder withdraws their Demand for Payment before CWB makes an Offer to Pay (defined below) to the Dissenting Shareholder; (ii) an Offer to Pay is not made and the Dissenting Shareholder withdraws their Demand for Payment; or (iii) the Board revokes the Transaction Resolution, in which case CWB will reinstate the Dissenting Shareholder’s rights in respect of their Dissent Shares. Subject to Section 277 of the Bank Act, in no case will NBC, CWB or any other Person be required to recognize any Dissenting Shareholder, in respect of their Dissent Shares, as a CWB Shareholder after the Effective Date, and the names of such Dissenting Shareholders will be deleted from the list of Registered CWB Shareholders at the Effective Date.

No later than seven days after the later of the Effective Date and the date on which a Demand for Payment of a Dissenting Shareholder is received, as applicable, each Dissenting Shareholder who has sent a Demand for Payment must be sent a written offer to pay (an “Offer to Pay”) for their Dissent Shares in an amount considered by the board of directors of CWB to be the fair value thereof, accompanied by a statement showing how the fair value was determined. Every Offer to Pay in respect of Dissent Shares must be on the same terms as every other Offer to Pay in respect of Dissent Shares. Payment for the Dissent Shares held by a Dissenting Shareholder must be made within 10 days after the day on which an Offer to Pay has been accepted by a Dissenting Shareholder, but any such Offer to Pay lapses if an acceptance is not received within 30 days after the day on which the Offer to Pay has been made.

If an Offer to Pay for the Dissent Shares held by a Dissenting Shareholder is not made, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, CWB may, within 50 days after the Effective Date or within such further period as the Court may allow, submit an application to the Court to fix a fair value for the Dissent Shares held by a Dissenting Shareholder. If no such application is made, a Dissenting Shareholder may apply to the Court for the same purpose within a further period of 20 days or such other period that the Court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

If CWB makes an application to the Court, it must give notice to each affected Dissenting Shareholder of the date, place and consequences of the application and of such Dissenting Shareholder’s right to appear and be heard in person or by counsel. All Dissenting Shareholders whose Dissent Shares have not been purchased will be joined as parties and bound by the decision of the Court. Upon any such application to the Court, the Court may determine whether any other Person is a Dissenting Shareholder who should be joined as a party, and the Court will then fix a fair value for the Dissent Shares of all such Dissenting Shareholders.

The Court may appoint one or more appraisers to assist the Court to fix a fair value for the CWB Shares held by Dissenting Shareholders. The Court may allow a reasonable rate of interest on the amount payable to each such Dissenting Shareholder from which the shareholder dissent becomes effective until the date of payment of the amount so fixed. Any judicial proceeding involving the determination of fair value will result in delay of receipt by a Dissenting Shareholder of payment for such Dissenting Shareholder’s Dissent Shares. The final order of the Court in the proceedings commenced by an application by CWB or a Dissenting Shareholder must be rendered against CWB and in favour of each Dissenting Shareholder joined as a party and for the amount of the CWB Shares held by Dissenting Shareholders as fixed by the Court.

The above is only a summary of the provisions of the Bank Act pertaining to Dissent Rights, which are technical and complex. If you are a CWB Shareholder and wish to directly or indirectly exercise Dissent Rights, you should seek your own legal advice as failure to strictly comply with the provisions of the CWB may prejudice your Dissent Rights.

Interests of Informed Persons in Material Transactions

To the knowledge of CWB, other than as disclosed in this Circular or the documents incorporated by reference herein, no “informed person” (as defined in National Instrument 51-102 — Continuous Disclosure Obligations) of CWB, or any associate or affiliate of any such informed person, has, had or would have any material interest, direct or indirect, in any transaction since the commencement of CWB’s most recently completed financial year or in any proposed transaction that has materially affected or would materially affect CWB or any of its subsidiaries. See “Questions and Answers About the Meeting and Voting” and “The Transaction – Interests of Certain Parties in the Transaction”.

Interests of Experts of CWB and NBC

The following persons, firms and companies have prepared certain sections of this Circular and/or appendices attached hereto as described below, or are named as having prepared or certified a report, statement or opinion described or included in, or incorporated by reference in, this Circular.

Name of Expert	Nature of Relationship
J.P. Morgan Canada	Authors responsible for the preparation of the Fairness Opinion
KPMG LLP (1)	Auditors of CWB
Deloitte LLP (2)	Auditors of NBC

Notes:

(1)	KPMG LLP has confirmed that they are independent with respect to CWB within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, and any applicable legislation or regulations.
(2)	Deloitte is independent of NBC within the meaning of the Code of Ethics of the Ordre des comptables professionnels agréés du Québec.

Additional Information

Additional Information

The information contained in this Circular is given as of July 12, 2024, except as otherwise indicated. Financial information is provided in CWB’s consolidated financial statements and management’s discussion and analysis for its most recently completed financial year and the interim period ended April 30, 2024.

Additional information relating to CWB can be found on SEDAR+ at www.sedarplus.com. CWB Shareholders may contact CWB by mail by writing to CWB’s Corporate Secretary, Canadian Western Bank, Suite 3000, Canadian Western Bank Place, 10303 Jasper Avenue NW, Edmonton, Alberta, T5J 3X6 to request copies of CWB’s annual consolidated financial statements and management’s discussion and analysis.

QUESTIONS AND FURTHER ASSISTANCE

If you have any questions about the information contained in this Circular or require assistance in completing your form of proxy or voting instruction form, please contact Kingsdale Advisors, our strategic advisor by telephone at 1-866-851-3215 (toll-free in North America) or at 1-437-561-5012 (text and call enabled outside of North America), or by email at contactus@kingsdaleadvisors.com.

DIRECTORS’ APPROVAL

The content and the sending of the Notice of Special Meeting and this Circular to each CWB Shareholder entitled to receive notice of the Meeting and to the auditors of CWB, have been approved by the Board.

Dated at Edmonton, Alberta this 12th day of July, 2024.

By order of the Board,

(Signed) “Sarah Morgan-Silvester”

Sarah Morgan-Silvester, O.B.C
Chair of the Board of Directors
Canadian Western Bank

Consent of J.P. Morgan Securities Canada Inc.

TO: The Board of Directors and Special Committee of the Board of Directors of Canadian Western Bank (“CWB”)

We hereby consent to the references to our firm name and to our opinion dated June 11, 2024 contained in, and the inclusion of the text of such opinion as Appendix “D” to, the management proxy circular of CWB dated July 12, 2024.

Our opinion was given as at June 11, 2024 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Board of Directors and Special Committee of the Board of Directors of CWB shall be entitled to rely upon our opinion.

(Signed) “J.P. Morgan Securities Canada Inc.”

Dated: July 12, 2024

Appendix A

Glossary of Defined Terms

“Acquisition Proposal” means, other than the Transaction and other than any transaction involving only CWB and/or one or more of its wholly-owned Subsidiaries, any oral or written offer, proposal or inquiry from any Person or group of Persons “acting jointly or in concert” (within the meaning of National Instrument 62-104 – Take-Over Bids and Issuers Bids) other than NBC (or an affiliate of NBC or any Person acting jointly or in concert with NBC) relating to: (i) any direct or indirect sale, disposition, alliance or joint venture (or any lease, license or other arrangement having the same economic effect as a sale or disposition) whether in a single transaction or a series of related transactions, of (x) 20% or more of any class of voting or equity securities of CWB (including securities convertible into or exercisable or exchangeable for voting or equity securities) or (y) assets representing 20% or more of the consolidated assets (including shares of Subsidiaries of CWB) or contributing 20% or more of the consolidated revenue of CWB and the Subsidiaries; (ii) any direct or indirect acquisition, purchase, take-over bid, tender offer, exchange offer, treasury issuance of securities, sale of securities or other transaction, whether in a single transaction or a series of related transactions, that if consummated, would result in a Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of CWB or securities convertible or exchangeable into voting or equity securities of CWB then outstanding (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exchangeable or exercisable for voting or equity securities) or any of its Subsidiaries whose assets represent 20% or more of the consolidated assets, or contribute 20% or more of the consolidated revenue, of CWB and its Subsidiaries (in each case based on the consolidated financial statements of CWB most recently filed on SEDAR+ prior to such inquiry, proposal, offer or indication of interest); (iii) any acquisition, share issuance, arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding-up or exclusive license or other similar transaction or series of related transaction involving CWB pursuant to which any Person or group of Persons would own, directly or indirectly, 20% or more of the voting or equity securities of CWB or of the surviving entity or the resulting direct or indirect parent of CWB or the surviving entity; or (iv) any other similar transaction or series of related transactions involving CWB or any of its Subsidiaries;

“Acquisition Structure” means an alternative transaction structure that would permit holders of Exchangeable Shares who are not resident in Canada for purposes of the Tax Act to elect to transfer their Exchangeable Shares and receive the Consideration from a wholly-owned affiliate of NBC;

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions;

“allowable capital loss” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”;

“Anti-Spam Laws” means An Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-television and Telecommunications Commissions Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act (Canada) and other Laws that regulate the same or similar subject matter;

“ARC” has the meaning ascribed thereto in “Regulatory Matters – Competition Act Approvals”;

“Authorization” means with respect to any Person, any order, permit, approval, certification, accreditation, consent, waiver, registration, licence or similar authorization of, or agreement with, any Governmental Entity having jurisdiction over the Person;

“B Reorganization” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations – U.S. Holders – Tax Characterization of the Transaction”;

“Bank Act” means the Bank Act (Canada);

“BHC Act” means The Bank Holding Company Act of 1956;

“BHC Act Affiliate” means any Person (the “first Person”) is the BHC Act Affiliate of another Person (the “second Person”) where the second Person controls, is controlled by, or is under common control with the first Person. For purposes of this definition, “control” means the power to vote 25% or more of a class of voting securities, to elect a majority of the board of directors, trustees, general partners, or others with similar management responsibilities, or to act as a general partner, managing member or trustee;

“Board” means the board of directors of CWB as constituted from time to time;

“Board Recommendation” has the meaning ascribed thereto in “The Transaction – Recommendation of the Board”;

“Business Day” means any day, other than a Saturday, Sunday or any day on which major banks are closed for business in any of Edmonton, Alberta; Montréal, Quebec or Toronto, Ontario;

“By-Laws” means the By-Laws of CWB;

“Canadian Securities Laws” means the Securities Act (Alberta) and the applicable securities legislation of each of the provinces and territories of Canada and all published regulations, orders, rules, instruments, companion policies, policy statements and rulings issued thereunder or in relation thereto (including the rules and policies of the TSX), and all rules and requirements promulgated by CIRO, including, the Investment Dealer and Partially Consolidated Rules, the Mutual Fund Dealer Rules and the Universal Market Integrity Rules, as the same may hereafter be amended from time to time or replaced;

“CDPQ” has the meaning ascribed thereto in Information Relating to NBC – Description of Share Capital;

“Certificates” has the meaning ascribed thereto in “Summary”;

“Chair” means the Chair of the Board or chair of a committee of the Board;

“Change in Recommendation” means if prior to the approval by the CWB Shareholders of the Transaction Resolution: (A) the Board or any committee of the Board fails to recommend or withdraws, amends, modifies or qualifies, or publicly proposes to withdraw, amend, modify or qualify, in each case, in a manner adverse to NBC, the Board Recommendation, or (B) the Board or any committee of the Board accepts, approves, endorses or recommends an Acquisition Proposal or takes no position or remains neutral with respect to a publicly announced Acquisition Proposal for more than five (5) Business Days (or beyond the third (3rd) Business Day prior to the date of the Meeting, if sooner) or fails to publicly reaffirm the Board Recommendation within five (5) Business Days after having been requested in writing to do so by NBC, acting reasonably or in the event that the Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day prior to the date of the Meeting (it being acknowledged that, other than following the public announcement of an Acquisition Proposal, the Board and any committee thereof will have no obligation to make such reaffirmation on more than two (2) separate occasions);

“Circular” means the notice of the Meeting and accompanying management proxy circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management proxy circular, to be sent to CWB Shareholders and other Persons as required by Law in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Transaction Agreement;

“CIRO” means the Canadian Investment Regulatory Organization;

“Clean Team Agreement” has the meaning ascribed thereto in “The Transaction – Background to the Transaction”;

“Closing” means the completion of the Transaction;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Collective Agreements” means all collective bargaining agreements or union agreements applicable to CWB or any of its Subsidiaries and all related letters or memoranda of understanding applicable to CWB or any of its Subsidiaries;

“Commissioner” means the Commissioner of Competition appointed pursuant to the Competition Act or any person duly authorised to exercise the powers of the Commissioner of Competition;

“Competition Act” means the Competition Act (Canada);

“Competition Act Approval” means, in respect of the Transaction: (i) the issuance of an advance ruling certificate pursuant to section 102 of the Competition Act, or both (ii) (a) the expiry, waiver or termination of any applicable waiting periods under section 123 of the Competition Act, and, unless waived in writing by NBC, (b) the issuance of a No Action Letter;

“Competition Tribunal” has the meaning ascribed thereto in “Regulatory Matters – Competition Act Approvals”;

“Concurrent Private Placement” has the meaning ascribed thereto in “Information Relating to NBC – Description of Share Capital”;

“Confidentiality Agreement” has the meaning ascribed thereto in “The Transaction – Background to the Transaction”;

“Consideration” means consideration consisting of that number of NBC Shares equal to the Exchange Ratio per Exchangeable Share; provided that such consideration shall include an amount of cash in lieu of the issuance of a fractional NBC Share as determined in accordance with Section 2.2 of the Transaction Agreement;

“Constating Documents” means articles and notice of articles, articles of incorporation, amalgamation, or continuation, as applicable, letters patent, by-laws and all amendments to such articles, letters patent or by-laws;

“Contagion Event” means the outbreak and ongoing effects of contagious disease, epidemic or pandemic (including SARS-CoV-2 or COVID-19, or any evolutions or mutations thereof), and the continuation or worsening thereof;

“Contagion Event Measures” means commercially reasonable actions for a Party or any of its Subsidiaries to take or refrain from taking in the operation of their business as a result of a Contagion Event to comply with any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or other requirements promulgated by any Governmental Entity, including provincial or federal health agencies, the Centers for Disease Control and Prevention and the World Health Organization, in each case in response to a Contagion Event;

“Contract” means any written or oral agreement, commitment, engagement, contract, licence, lease, obligation or undertaking to which CWB or any of its Subsidiaries is a party or by which CWB or any of its Subsidiaries is bound or affected or to which any of its assets or properties is subject, together with any amendment, modification or supplement thereto;

“Court” means the Alberta Court of Queen’s Bench;

“CRA” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations”;

“CWB” means Canadian Western Bank, a Schedule 1 chartered bank subject to the provisions of the Bank Act;

“CWB Disclosure Letter” means the disclosure letter dated the date of the Transaction Agreement and all schedules, exhibits and appendices thereto, delivered by CWB to NBC with the Transaction Agreement;

“CWB Employees” means the employees of CWB and its Subsidiaries, including part-time and full-time employees, in each case, whether active or inactive;

“CWB Material Adverse Effect” means any one or more changes, events, occurrences, developments, effects, circumstances or state of facts that either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, affairs, operations, financial condition, results of operations, assets, properties or liabilities (contingent or otherwise) of CWB and its Subsidiaries, taken as a whole, but excluding any change, event, occurrence, development, effect, circumstance or state of facts arising out of, relating directly or indirectly to, resulting directly or indirectly from or attributable to:

(a)	any change, event, development or condition in economic, business, banking, credit or financial conditions generally affecting the banking and financial sector specifically, and changes in the capital or credit markets, including changes to interest rates, any downgrades in the credit markets, or adverse credit events resulting in deterioration in the credit markets generally;

(b)	any change, development or condition in or relating to global, national or regional political conditions (including as result of the outbreak of war, acts of terrorism (including cyber terrorism)), or generally affecting the Canadian or U.S. financial services industry;

(c)	any change, development or condition resulting from any act of sabotage, espionage, hacking, cyberattack or terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of sabotage, espionage, hacking, cyberattack, terrorism, hostilities or war;

(d)	any adoption, proposal, implementation or change in Law (including with respect to Taxes) or in any interpretation, application or non-application of any Laws (including with respect to Taxes) by any Governmental Entity;

(e)	any change in applicable generally accepted accounting principles, including IFRS, or regulatory accounting requirements;

(f)	any earthquake, hurricane, drought, flood, storm, tornado or other natural disaster or resulting from or arising out of wild or forest fires or other similar events or disasters;

(g)	any pandemic or outbreak of illness (including any Contagion Event) or other health crisis or public health event, or the worsening of any of the foregoing or the implementation of any Contagion Event Measures;

(h)	any action taken (or omitted to be taken) by CWB or its Subsidiaries which is required by Law or required to be taken (or omitted to be taken) pursuant to the Transaction Agreement or that is requested or consented to by NBC in writing;

(i)	the failure of CWB to meet any internal, published or public projections, forecasts, guidance or estimates, including without limitation of revenues, earnings or cash flows (it being understood that the causes underlying such failure may be taken into account in determining whether a CWB Material Adverse Effect has occurred, provided, however, that the causes underlying such failure may be considered to determine whether such failure constitutes a CWB Material Adverse Effect unless otherwise excluded by clauses (a) to (l));

(j)	the execution, announcement, pendency or performance of the Transaction Agreement or consummation of the Transaction including (i) any steps taken pursuant to Section 4.7 or (ii) any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of CWB or its Subsidiaries with any of their respective current or prospective employees, shareholders, customers, suppliers or other business partners;

(k)	any change in the market price or trading volume of any securities of CWB (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a CWB Material Adverse Effect has occurred, provided, however, that the causes underlying such failure may be considered to determine whether such failure constitutes a CWB Material Adverse Effect unless otherwise excluded by clauses (a) to (l)); or

(l)	any matter expressly disclosed in the CWB Disclosure Letter or in the CWB Filings prior to June 11, 2024 (and any material deterioration, worsening or exacerbation of any matter expressly disclosed therein), excluding any cautionary language and any disclosures set forth in any “risk factor” section or market risk section and in any section relating to forward looking statements;

provided, however, that (i) with respect to clauses (a) through to and including (g) above, if such matter has a materially disproportionate effect on CWB and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries and businesses in which CWB and its Subsidiaries operate, such effect may be taken into account in determining whether a CWB Material Adverse Effect has occurred; and (ii) references in certain Sections of the Transaction Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a CWB Material Adverse Effect has occurred;

“CWB Permitted Dividends” means, (i) in respect of the CWB Shares, regular quarterly dividends not in excess of $0.38 in cash per CWB Share; (ii) in respect of the First Preferred Shares Series 5, regular quarterly dividends not in excess of $0.3981875 in cash per First Preferred Share Series 5; and (iii) in respect of the First Preferred Shares Series 9, regular quarterly dividends not in excess of $0.4781875 in cash per First Preferred Share Series 9;

“CWB Shareholders” means the registered and/or beneficial holders of the CWB Shares, as the context requires;

“CWB Shares” means the common shares in the capital of Canadian Western Bank and includes, for greater certainty, any such shares issued upon the valid exercise of Options;

“Demand for Payment” has the meaning ascribed thereto in “Rights of Dissenting Shareholders”;

“Depositary” means Computershare Investor Services Inc. or an affiliate thereof or such other Person as CWB may appoint to act as depositary in relation to the Transaction, with the approval of NBC, acting reasonably;

“Dissent Notice” means a written objection to the Transaction Resolution provided by a Dissenting Shareholder in accordance with the Transaction Agreement;

“Dissent Rights” means the rights of dissent in respect of the Transaction provided for pursuant to section 277 of the Bank Act;

“Dissent Shares” has the meaning ascribed thereto in “Rights of Dissenting Shareholders”;

“Dissenting Non-Resident Holder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations”;

“Dissenting Resident Holder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations”;

“Dissenting Shareholder” has the meaning ascribed thereto in “Rights of Dissenting Shareholders”;

“DSU Plan” means the Deferred Share Unit Plan of CWB originally approved effective on March 4, 2010, as the same may be amended from time to time;

“DSUs” means the deferred share units issued under the DSU Plan;

“Effective Date” means the date on which the Closing takes place;

“Effective Time” means 6:00 a.m. on the Effective Date, or such other time as the parties agree to in writing before the Effective Date;

“Employee Plans” means all material health, dental, supplemental unemployment benefit, bonus, profit sharing, option, stock appreciation, restricted share unit, performance share unit, deferred share unit, phantom equity or equity based compensation, savings, life insurance, incentive, deferred compensation, security purchase, security compensation, termination or severance pay, disability, pension or supplemental retirement plans, retirement savings, savings and other similar plans, policies, trusts, funds, agreements or arrangements, in each case for the benefit of current or former employees or directors of CWB or its Subsidiaries, which are maintained by or binding upon CWB or the Subsidiaries or in respect of which CWB or the Subsidiaries has any actual or contingent liability; provided that an Employee Plan shall not include any Statutory Plans;

“Exchange Ratio” means the exchange ratio of 0.450 of a NBC Share for each CWB Share, (other than for purposes of the Fairness Opinion) as such Exchange Ratio may be adjusted pursuant to the Transaction Agreement;

“Exchangeable Shares” means the new class of exchangeable shares in the capital of CWB having the rights, privileges, restrictions and conditions set forth in the By-Laws Amendment;

“Extension of Credit” means a loan, revolving credit facility, letter of credit, equipment financing or leasing or other extension of credit (including guarantees) or commitment to extend credit, in each case in which CWB or any of its Subsidiaries is a creditor that (i) complies with all Laws, (ii) has been made, entered into or acquired by CWB or any of its Subsidiaries in accordance with board of director-approved loan policies, management policies and procedures or customary industry standards, as applicable, (iii) is evidenced by original promissory notes or other evidences of indebtedness, which, together with all security agreements and guarantees, are valid and legally binding obligations of CWB or its applicable Subsidiary and the counterparty or counterparties thereto, and are enforceable in accordance with their terms (subject to the Bankruptcy and Equity Exception, as defined in the Transaction Agreement), and (iv) is in full force and effect;

“Fair Value” where used in relation to a CWB Share held by a Dissenting Shareholder, means fair value as determined by a court under section 277 of the Bank Act or, subject to Section 2.3 of the Transaction Agreement, as agreed between CWB and the Dissenting Shareholder;

“Fairness Opinion” means the opinion of J.P. Morgan Canada to the effect that, as of June 11, 2024, and based upon and subject to the various assumptions, limitations, and qualifications set out further therein, the Exchange Ratio in the Transaction is fair, from a financial point of view, to the CWB Shareholders (other than NBC);

“FHSA” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations”;

“First Preferred Shares” means the non-cumulative 5-year rate reset first preferred shares in the capital of CWB, which may be issued in series;

“First Preferred Shares Series 5” means the First Preferred Shares Series 5 (Non-Viability Contingent Capital (NVCC));

“First Preferred Shares Series 9” means the First Preferred Shares Series 9 (Non-Viability Contingent Capital (NVCC));

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, supervisory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange;

“Holder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations”;

“IFRS” means generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis;

“Incentive Plans” means, collectively, the DSU Plan, RSU Plan, PSU Plan and Share Incentive Plan;

“Incentive Securities” means, collectively, the DSUs, the RSUs, the PSUs and the Options;

“including” means including without limitation, and “include” and “includes” each have a corresponding meaning;

“Intellectual Property” means all intellectual property rights, whether statutory or common law, registered or unregistered, including any of the following: (i) patents and patent applications and reissues, divisionals, divisions, continuations, renewals, re-examinations, extensions and continuations-in-part of patents or patent applications, (ii) registered and unregistered trademarks, service marks and trade names, business names, pending trademark and service-mark registration applications, trade dress and logos, and the goodwill associated with any of the foregoing; (iii) registered and unregistered copyrights, and applications for registration of copyrights, (iv) internet domain names, website names, world wide web addresses, social media handles and all goodwill associated therewith; (v) rights in and to Software, data and databases and (vi) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing;

“IRS” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations”;

“IT Assets” means Software, servers, computers, hardware, platforms, firmware, middleware, peripherals, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation;

“J.P. Morgan” means J.P. Morgan Canada and J.P. Morgan Securities LLC;

“J.P. Morgan Canada” means J.P. Morgan Securities Canada Inc.;

“J.P. Morgan Engagement Letter” has the meaning ascribed thereto in The Transaction – Fairness Opinion;

“Jefferies” has the meaning ascribed thereto in “The Transaction – Background to the Transaction”;

“Key Regulatory Approvals” means, collectively, the Purchaser Bank Act/TLCA Approvals, the Recategorization Approval, the Competition Act Approval, and the Securities and CIRO Approvals;

“Law” means, with respect to any Person, any and all applicable law, constitution, treaty, convention, ordinance, by-law, code, rule, regulation, order, injunction, judgment, award, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, in each case, as amended unless expressly specified otherwise, including all Canadian Securities Laws;

“Letter of Transmittal” means the letter of transmittal (printed on yellow paper) which will be mailed to each Registered CWB Shareholder prior to Closing;

“Licensed Intellectual Property” means all Intellectual Property that is used or held for use by CWB or its Subsidiaries and which is not Owned Intellectual Property;

“Lien” means any mortgage, charge, pledge, encumbrance, hypothec, security interest, prior claim or lien (statutory or otherwise), in each case, whether contingent or absolute;

“LRCNs” means CWB’s limited recourse capital notes (Non-Viability Contingent Capital (NVCC));

“Material Contract” means any Contract (other than Employee Plans) to which the Target or any of its Subsidiaries is a Party:

(a)	that is a Contract for the purchase of materials, supplies, goods, services, equipment or other assets, or for the licensing, by CWB or any of its Subsidiaries that provides for annual payments of $5,000,000 or more (other than Contracts which pertain to underwriting, agency or other similar services in respect of capital markets transactions);

(b)	that provides for the grant of any preferential rights to purchase or lease any of the assets of CWB or any of its Subsidiaries (other than counterparties to equipment financing or leasing Contracts entered into in the Ordinary Course);

(c)	that is a partnership, joint venture or similar Contract to which CWB or any of its Subsidiaries is a party;

(d)	that is a lease of real property that provides for annual payments of $5,000,000 or more by CWB or any of its Subsidiaries and that is not terminable without material payment by CWB or any of its Subsidiaries upon notice of 180 days or less;

(e)	that is relating to the acquisition or disposition of any business or operations (whether by sale of stock, sale of assets or otherwise) entered into since January 1, 2022 under which CWB or any of its Subsidiaries has or may have outstanding obligations that are material to CWB and its Subsidiaries, taken as a whole;

(f)	that is a Contract for the borrowing of money by CWB or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) (x) in the principal amount of $15,000,000 or more, and (y) other than in the Ordinary Course (it being understood and agreed that “in the Ordinary Course” for purposes of this clause (f) shall include without limitation, inter-company indebtedness, the creation of deposit liabilities, issuances of letters of credit, trade payables, issuances of commercial papers, entry into of repurchase agreements or reverse repo agreements, securitization debts, and any other liquidity-related actions that are intended to manage liquidity in a safe and sound manner and to comply with internal liquidity metrics, in each case on terms and in amounts consistent with past practice);

(g)	that is a Contract under which any Licensed Intellectual Property or IT Asset that is material to the operation of the business of CWB and its Subsidiaries, is licensed, made available or otherwise provided to CWB or any of its Subsidiaries, excluding any Contract granting CWB or any of its Subsidiaries any non-exclusive licenses to: (A) commercially available off-the-shelf Licensed Intellectual Property under the applicable service provider’s unnegotiated, publicly available, standard-form agreement; or (B) Licensed Intellectual Property pursuant to any inter-company agreements between CWB and its Subsidiaries;

(h)	that is (A) an exclusive dealing Contract or a Contract that creates “most favoured nation” obligation or exclusivity or similar preferential rights that is material to CWB or any of its Subsidiaries, or (B) a Contract that (x) contains non-competition or non-solicitation covenants that materially limit the freedom of CWB or its Subsidiaries (including, after the Closing, NBC and its Subsidiaries) to compete in any line of business or with any Person or in any area or operate at any location, or (y) purports to materially limit or restrict the ability of CWB or its Subsidiaries (including, after the Closing, NBC and its Subsidiaries) to sell products, deliver services or solicit clients or employees or any category of Persons, other than employee non-solicit arrangements in the Ordinary Course;

(i)	that is a Contract that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or property of CWB or any of its Subsidiaries, taken as a whole;

(j)	that contains provisions relating to data security and Privacy Requirements which, if breached by CWB or any of its Subsidiaries, could result in material liabilities or obligations to the counterparty under a Contract by CWB and its Subsidiaries, taken as a whole;

(k)	that provides any CWB Employee with an annual base salary in excess of $350,000 with any termination, severance, retention or similar payment that is payable as a result of the consummation of the Transaction (but excluding any such Contract that constitutes a Material Contract on the basis of the foregoing as a result of entitlements under the Retention Bonus Program);

(l)	that involves the settlement of any actions, suits, claims, litigations, investigations, audits or other proceedings in excess of excess of $5,000,000 with respect to which (i) there is any material unpaid amount owing by, or other material remaining obligation of, CWB or any of its Subsidiaries, or (ii) material conditions precedent to the settlement thereof have not been satisfied; or

(m)	which if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a CWB Material Adverse Effect;

“Meeting” means the special meeting of CWB Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Transaction Agreement, to be called and held to consider the Transaction Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by NBC;

“MI 61-101” has the meaning ascribed thereto in “Regulatory Matters – Canadian Securities Law Matters”;

“Minister” means the Minister of Finance (Canada);

“Misrepresentation” has the meaning ascribed thereto under Canadian Securities Laws;

“NBC” means National Bank of Canada, a Schedule 1 chartered bank subject to the provisions of the Bank Act;

“NBC Disclosure Letter” means the disclosure letter dated the date of the Transaction Agreement and all schedules, exhibits and appendices thereto, delivered by NBC to CWB with the Transaction Agreement;

“NBC Exchange” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations – U.S. Holders – Tax Characterization of the Transaction”;

“NBC Filings” means all documents publicly filed by or on behalf of NBC on SEDAR+ since October 31, 2022 and before June 11, 2024;

“NBC Material Adverse Effect” means any one or more changes, events, occurrences, developments, effects, circumstances or state of facts that either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, affairs, operations, financial condition, results of operations, assets, properties or liabilities (contingent or otherwise) of the NBC and its Subsidiaries, taken as a whole, but excluding any change, event, occurrence, development, effect, circumstance or state of facts arising out of, relating directly or indirectly to, resulting directly or indirectly from or attributable to:

(a)	any change, event, development or condition in economic, business, banking, credit or financial conditions generally affecting the banking and financial sector specifically, and changes in the capital or credit markets, including changes to interest rates, any downgrades in the credit markets, or adverse credit events resulting in deterioration in the credit markets generally;

(b)	any change, development or condition in or relating to global, national or regional political conditions (including as result of the outbreak of war, acts of terrorism (including cyber terrorism)), or generally affecting the Canadian or U.S. financial services industry;

(c)	any change, development or condition resulting from any act of sabotage, espionage, hacking, cyberattack or terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of sabotage, espionage, hacking, cyberattack, terrorism, hostilities or war;

(d)	any adoption, proposal, implementation or change in Law (including with respect to Taxes) or in any interpretation, application or non-application of any Laws (including with respect to Taxes) by any Governmental Entity;

(e)	any change in applicable generally accepted accounting principles, including IFRS, or regulatory accounting requirements;

(f)	any earthquake, hurricane, drought, flood, storm, tornado or other natural disaster or resulting from or arising out of wild or forest fires or other similar events or disasters;

(g)	any pandemic or outbreak of illness (including any Contagion Event) or other health crisis or public health event, or the worsening of any of the foregoing or the implementation of any Contagion Event Measures;

(h)	any action taken (or omitted to be taken) by the NBC or its Subsidiaries which is required by Law or required to be taken (or omitted to be taken) pursuant to this Agreement or that is requested or consented to by CWB in writing;

(i)	the failure of the NBC to meet any internal, published or public projections, forecasts, guidance or estimates, including without limitation of revenues, earnings or cash flows (it being understood that the causes underlying such failure may be taken into account in determining whether a NBC Material Adverse Effect has occurred, provided, however, that the causes underlying such failure may be considered to determine whether such failure constitutes a NBC Material Adverse Effect unless otherwise excluded by clauses (a) to (l));

(j)	the execution, announcement, pendency or performance of this Agreement or consummation of the Transaction including (i) any steps taken pursuant to Section 4.7 or (ii) any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the NBC or its Subsidiaries with any of their respective current or prospective employees, shareholders, customers, suppliers or other business partners;

(k)	any change in the market price or trading volume of any securities of the NBC (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a NBC Material Adverse Effect has occurred, provided, however, that the causes underlying such failure may be considered to determine whether such failure constitutes a NBC Material Adverse Effect unless otherwise excluded by clauses (a) to (l)); or

(l)	any matter expressly disclosed in the NBC Disclosure Letter or in the NBC Filings prior to the date hereof (and any material deterioration, worsening or exacerbation of any matter expressly disclosed therein), excluding any cautionary language and any disclosures set forth in any “risk factor” section or market risk section and in any section relating to forward looking statements;

provided, however, that (i) with respect to clauses (a) through to and including (g) above, if such matter has a materially disproportionate effect on the NBC and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries and businesses in which the NBC and its Subsidiaries operate, such effect may be taken into account in determining whether a NBC Material Adverse Effect has occurred; and (ii) references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a NBC Material Adverse Effect has occurred;

“NBC Notes” has the meaning ascribed thereto in “Information Relating to NBC – Prior Sales”;

“NBC Permitted Dividends” means, (A) in respect of the NBC Shares, regular quarterly dividends not in excess of $1.22 in cash per NBC Share, and (B) in respect of NBC’s preferred securities, regular cash dividends declared from time to time by the board of directors of the NBC in the Ordinary Course in such amounts and at such times in accordance with the terms of such securities, in each case with a record date occurring on or after the date of the Transaction Agreement and prior to the Effective Date;

“NBC Shares” means common shares in the capital of National Bank of Canada, as currently constituted and that are currently listed and posted for trading on the TSX under the symbol “NA”;

“NBF” has the meaning ascribed thereto in “The Transaction – Background to the Transaction”;

“No Action Letter” has the meaning ascribed thereto in “Regulatory Matters – Competition Act Approvals”;

“Non-Registered (Beneficial) CWB Shareholder” has the meaning ascribed thereto in “Questions and Answers About the Meeting and Voting”;

“Non-Resident Holder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”;

“Non-U.S. Holder” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations”;

“Notice of Special Meeting” means the Notice of Special Meeting of CWB Shareholders that accompanies this Circular;

“Notifiable Transaction” has the meaning ascribed thereto in “Regulatory Matters – Competition Act Approvals”;

“Notification” has the meaning ascribed thereto in “Regulatory Matters – Competition Act Approvals”;

“NVCC Subordinated Debentures” means CWB’s 5.949% Series I Subordinated Debentures due January 29, 2034 (Non-Viability Contingent Capital (NVCC));

“NWMM” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations”;

“Offer to Pay” has the meaning ascribed thereto in “Rights of Dissenting Shareholders”;

“Options” means the outstanding options issued under the Share Incentive Plan;

“Order” means all applicable judgments, orders, writs, injunctions, rulings, decisions, assessments and binding directives, protocols, policies and guidelines having the force of law rendered by any Governmental Entity;

“Ordinary Course” means, with respect to an action taken by a Person or any of its Subsidiaries, that such action is consistent with the past practices of such Person and its Subsidiaries and is taken in the ordinary course of the operations of the business of such Person and its Subsidiaries (it being acknowledged that any Contagion Event Measures undertaken in good faith, shall be deemed to have been taken in the Ordinary Course);

“OSFI” means the Office of the Superintendent of Financial Institutions;

“Outside Date” means the date that is nine months after the date of the Transaction Agreement, subject to adjustment in accordance with Section 1.3 of the Transaction Agreement, or such later date as may be agreed to in writing by the Parties; provided however that if the Outside Date shall occur on a day that is not a Business Day, the Outside Date shall be deemed to occur on the next Business Day;

“Owned Intellectual Property” means any and all Intellectual Property owned by the Target or any of its Subsidiaries;

“Parties” means, collectively, CWB and NBC and “Party” means either of them;

“Performance Factor” means 100%;

“Person” includes any individual, partnership, limited partnership, association, corporation, company, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including a Governmental Entity), syndicate or other entity, whether or not having legal status;

“PFIC” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations – U.S. Holders – Passive Foreign Investment Company Considerations”;

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in “The Transaction Agreement – Covenants”;

“Process”, “Processed”, or “Processing” means to collect, use, disclose, and/or otherwise manage;

“Proposed Amendments” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations”;

“Proposed Transaction” has the meaning ascribed thereto in “The Transaction – Background to the Transaction”;

“PSU Plan” means the Performance Share Unit Plan of CWB originally approved on December 4, 2013, as the same may be amended from time to time;

“PSUs” means the performance share units issued under the PSU Plan;

“Public Offering” has the meaning ascribed thereto in Information Relating to NBC – Description of Share Capital;

“Purchaser Bank Act/TLCA Approvals” means the approval of (i) the Minister pursuant to sections 373 and 377.1 of the Bank Act for NBC to acquire a significant interest in, and control of, CWB; (ii) the Minister pursuant to sections 375 and 375.1 of the TLCA for NBC to acquire a significant interest in, and control of, each of Canadian Western Trust Company and Valiant Trust Company; (iii) the Minister pursuant to section 388 of the Bank Act to exempt CWB from the public holding requirements of section 385 of the Bank Act; and (iv) the Superintendent of Financial Institutions (Canada) pursuant to section 65 of the Bank Act for NBC to issue shares in consideration of property;

“QDI” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations – U.S. Holders – Tax Characterization of the Transaction”;

“QFC” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations – U.S. Holders – Tax Characterization of the Transaction”;

“RDSP” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility of NBC Shares for Investment”;

“Recategorization Approval” means the approval of the Minister pursuant to section 378(3) of the Bank Act to recategorize CWB such that it will no longer be subject to section 378(1) of the Bank Act;

“Record Date” has the meaning ascribed thereto in “Questions and Answers About the Meeting and Voting”;

“Registered CWB Shareholder” has the meaning ascribed thereto in “Questions and Answers About the Meeting and Voting”;

“Registered Plans” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility of NBC Shares for Investment”;

“Registration Statement” has the meaning ascribed thereto in “Notice to Shareholders in the United States”;

“Regulatory Approvals” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case in connection with the Transaction, including the Key Regulatory Approvals;

“Replacement Option” has the meaning ascribed thereto in “The Transaction –Treatment of Incentive Securities”;

“Representatives” means any officer or director, investment bankers, attorneys, accountants and other advisors or representatives of CWB and the Subsidiaries;

“Required Shareholder Approval” means the approval of at least two-thirds of the votes cast on the Transaction Resolution by the CWB Shareholders present in person or represented by proxy at the Meeting;

“Resident Holder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”;

“RESP” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility of NBC Shares for Investment”;

“Retention Bonus Program” means the cash retention bonus program to be established by CWB prior to the Effective Time in accordance with the parameters set forth in Paragraph 1.1(b) of the CWB Disclosure Letter for the benefit of certain of the CWB Employees;

“Reverse Termination Amount” means $204,487,849;

“Reverse Termination Amount Event” has the meaning ascribed thereto in “The Transaction Agreement – Termination and Reverse Termination Amounts”;

“RRIF” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility of NBC Shares for Investment”;

“RRSP” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility of NBC Shares for Investment”;

“RSU Plan” means the Restricted Share Unit of CWB originally approved on June 4, 2009, as the same may be amended from time to time;

“RSUs” means the outstanding restricted share units issued under the RSU Plan;

“SEC” means the United States Securities and Exchange Commission;

“Securities and CIRO Approvals” means (i) the non-objection or approval in respect of the acquisition of the indirect ownership of 10% or more of the voting securities of CWB Wealth Management Ltd., Canadian Western Financial Ltd. and CWB Wealth Partners Ltd. from the relevant Canadian securities regulatory authorities pursuant to section 11.9 or 11.10 of National Instrument 31-103 – Registration Requirements, Exemptions and Ongoing Registrant Obligations and (ii) the approval of CIRO of the acquisition of (A) a significant equity interest in Canadian Western Financial Ltd. pursuant to section 8.4 of the Mutual Fund Dealer Rules and (B) a significant equity interest of CWB Wealth Partners Ltd. pursuant to Rule 2100 of the Corporation Investment Dealer and Partially Consolidated Rules;

“Securities Authorities” means the Alberta Securities Commission and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada;

“SEDAR+” means the System for Electronic Data Analysis and Retrieval + maintained on behalf of the Securities Authorities;

“Share Incentive Plan” means the Share Incentive Plan of CWB originally approved on June 10, 1994, as the same may be amended from time to time;

“Software” means software, firmware, middleware, and computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code, object code, executable or binary code;

“Special Committee” has the meaning ascribed thereto in “The Transaction – Background to the Transaction”;

“Statutory Plans” means statutory benefit plans administered by a Governmental Entity which CWB, or any of its Subsidiaries, is required to participate in or comply with, including the Canada Pension Plan and plans administered pursuant to applicable federal or provincial health, workplace safety insurance and employment insurance legislation;

“Stock Exchange Approval” has the meaning ascribed thereto in “Regulatory Matters – Stock Exchange Approvals”;

“Subscription Receipts” has the meaning ascribed thereto in Information Relating to NBC – Description of Share Capital;

“Subsidiaries” has the meaning ascribed thereto in the Securities Act (Alberta) and, in respect of CWB, includes those subsidiaries set forth in Section 8(a) of the CWB Disclosure Letter;

“Superintendent” means the Superintendent of Financial Institutions appointed pursuant to the Office of the Superintendent of Financial Institutions Act;

“Superior Proposal” means any bona fide Acquisition Proposal made after June 11, 2024 from a Person or group of Persons “acting jointly or in concert” (within the meaning of National Instrument 62-104 – Take-Over Bids and Issuer Bids): (i) to acquire all of the outstanding CWB Shares or all or substantially all of the assets of CWB on a consolidated basis; (ii) did not result from or involve a breach of Article 5 of the Transaction Agreement; (iii) that the Board has determined in good faith is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal; (iv) is not subject to a financing condition or contingency and in respect of which it has been demonstrated to the satisfaction of the Board, after receiving the advice of its financial advisor and outside counsel, that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal; (v) that is not subject to a due diligence or access condition; and (vi) in respect of which the Board determines, in its good faith judgment, after receiving the advice of its financial advisor and outside counsel and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial and regulatory matters, the Person making the proposal and other aspects, that it would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which is more favourable, from a financial point of view, to CWB Shareholders than the Transaction (including any amendments to the terms and conditions of the Transaction proposed by NBC pursuant to Section 5.4(b) of the Transaction Agreement);

“Supplementary Information Request” has the meaning ascribed thereto in “Regulatory Matters – Competition Act Approvals”;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended;

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (whether in tangible, electronic or other form and including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto made, prepared, or filed with a Governmental Entity or required to be made, prepared, or filed with a Governmental Entity in respect of Taxes;

“taxable capital gain” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”;

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); and (iii) any liability for the payment of any amounts of the type described in the immediately preceding clauses (i) or (ii) as a result of any obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party;

“Termination Amount” means $204,487,849;

“Termination Amount Event” has the meaning ascribed thereto in “The Transaction Agreement – Termination and Reverse Termination Amounts”;

“TFSA” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility of NBC Shares for Investment”;

“Third Proposal” has the meaning ascribed thereto in “The Transaction – Background to the Transaction”;

“TLCA” means the Trust and Loan Companies Act (Canada);

“Torys” has the meaning ascribed thereto in “The Transaction – Background to the Transaction”;

“Transaction” means the By-Laws Amendment and the other transactions contemplated by and provided for in the Transaction Agreement, as a result of which, among other things, NBC will become the holder of all the CWB Shares, as set out in Section 2.1 of the Transaction Agreement, including, unless the context requires otherwise, in accordance with any Acquisition Structure agreed upon by the Parties pursuant to Section 4.6 of the Transaction Agreement;

“Transaction Agreement” means the transaction agreement dated June 11, 2024, between NBC and CWB, together with the Schedules attached thereto, the NBC Disclosure Letter and the CWB Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms;

“Transaction Resolution” means the special resolution approving the Transaction to be considered at the Meeting by CWB Shareholders, substantially in the form set out in Appendix B hereto;

“Transaction Resolution” means the special resolution of the CWB Shareholders approving the Transaction to be considered at the Meeting, substantially in the form of Appendix B hereto;

“Transfer Agent” means Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

“Treasury Regulations” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations”;

“TSX” means the Toronto Stock Exchange;

“United Bank” means NBC after completion of the Transaction;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Colombia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Holder” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations”;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“Voting Agreements” means the voting support agreements entered into by NBC with all of the directors and executive officers of CWB, pursuant to which, among other things, such directors and executive officers of CWB have agreed to vote all of the CWB Shares held by them in favour of the Transaction Resolution, on the terms and subject to the conditions set forth in such agreement; and

“Wilful Breach” means, with respect to any representation, warranty, agreement or covenant in the Transaction Agreement, a material breach of the Transaction Agreement that is a consequence of an act or omission by the Breaching Party (as defined in the Transaction Agreement) with the actual knowledge and intent that the taking of such act or failure to act, as applicable, would, or would be reasonably expected to, cause a breach of the Transaction Agreement.

Appendix B

Form of Transaction Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	The amendments to the by-laws of Canadian Western Bank (“CWB”) attached as Appendix C to the management proxy circular dated July 12, 2024 (the “Circular”), whereby:

(a)	a new class of Exchangeable Shares of CWB will be created;

(b)	the terms of the CWB Shares will be amended to provide that each outstanding CWB Share, other than those beneficially owned by Purchaser and its subsidiaries that have not been allocated to a segregated or other investment fund established and maintained by any such subsidiary, will be changed into one Exchangeable Share at the Effective Time; and

(c)	each Exchangeable Share will thereupon be automatically transferred to Purchaser:

(i)	in exchange for the Consideration, in the case of Exchangeable Shares that are not Dissent Shares, or

(ii)	the right to be paid Fair Value for their Exchangeable Shares, in the case of Exchangeable Shares that are Dissent Shares,

are confirmed;

2.	Any officer or director of CWB is hereby authorized and directed, for and on behalf of CWB, to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

3.	Notwithstanding the approval of this special resolution by the shareholders of CWB, the directors of CWB are hereby authorized and empowered to, at their discretion, without notice to or approval of the shareholders of CWB, (i) amend, modify or supplement the Transaction Agreement to the extent permitted by the Transaction Agreement, (ii) subject to the terms of the Transaction Agreement, not to proceed with the Transaction, and (iii) in the event that the Transaction Agreement is terminated in accordance with its terms or the Transaction does not proceed in accordance with the terms of the Transaction Agreement, not proceed with the adoption of the amendments to the by-laws or, if adopted, revoke the amendments.

4.	Defined terms used but not defined in this special resolution have the meaning given to them in Appendix 1 to Appendix C of the Circular.

B-1

Appendix C
By-Laws Amendment

The By-Laws of the Canadian Western Bank (the “Bank”) are hereby amended:

1.	By deleting the following in Section 1 of By-Law Three (Capital) of the By-Laws:

“The authorized capital of the Bank shall consist of:

1.1	an unlimited number of common shares without nominal or par value;

1.2	an unlimited number of First Preferred shares, without nominal or par value, provided that the maximum aggregate consideration for all outstanding First Preferred shares at any time does not exceed $1,000,000,000; and

1.3	33,964,324 Class A shares without nominal or par value.”

2.	By replacing the deleted text with the following:

“The authorized capital of the Bank shall consist of:

1.1	an unlimited number of common shares without nominal or par value;

1.2	an unlimited number of First Preferred shares, without nominal or par value, provided that the maximum aggregate consideration for all outstanding First Preferred shares at any time does not exceed $1,000,000,000; and

1.3	an unlimited number of exchangeable shares, without nominal or par value.”

Effective at 6:00 a.m. (Mountain Time) on the fifth business day (being any day, other than a Saturday, Sunday or any day on which major banks are closed for business in Montréal, Quebec, Edmonton, Alberta or Toronto, Ontario) after all required approvals to the closing of the Transaction (as defined in the transaction agreement made between the Bank and National Bank of Canada (the “Purchaser”) and dated June 11, 2024, as the same may be amended from time to time) have been obtained, or at such earlier or later time and/or date as the Bank and the Purchaser may agree in writing (in either case, the “Effective Time”), and provided that all conditions to the closing of the Transaction have been satisfied or waived at the Effective Time, then:

(i)	each outstanding common share (other than those owned beneficially by the Purchaser and its Subsidiaries that have not been allocated to a segregated or other investment fund established and maintained by any such subsidiary) shall be changed into one Exchangeable Share of the Bank having the rights, privileges, restrictions and conditions set forth in Section 5 of By-Law Three (Capital) of the By-Laws without further action by the holders thereof or by the Bank; and

(ii)	immediately thereafter (such time, the “Automatic Exchange Time”), the Automatic Exchange (as defined in such Section 5 of By-Law Three (Capital) of the By-Laws) shall occur; and

3.	By adding Appendix 1 hereto as a new Section 5 of By-Law Three (Capital) of the By-Laws.

Provided that the foregoing amendments to the By-Laws of the Bank have been approved by the shareholders of the Bank in the manner and to the extent required by the Bank Act (Canada), such amendments shall become effective immediately prior to the Effective Time (as defined in paragraph 2 above).

APPENDIX 1
EXCHANGEABLE SHARES

The Exchangeable Shares shall have attached thereto the following rights, privileges, restrictions and conditions (collectively, the “Exchangeable Share Provisions”):

1.	Interpretation

1.1	Definitions

The following words and phrases whenever used in the Exchangeable Share Provisions shall have the following meanings, unless the context indicates otherwise:

(a)	“Act” means the Bank Act;

(b)	“Automatic Exchange” means the automatic transfer to Purchaser of (i) Exchangeable Shares that are not Dissent Shares for the Consideration pursuant to section 5.1(a) hereof and (ii) Exchangeable Shares that are Dissent Shares for the right to receive a cash payment pursuant to section 5.1(b) hereof;

(c)	“Automatic Exchange Time” means the time specified in Section 1 of By-Law Three (Capital) of the By-Laws;

(d)	“Bank” means Canadian Western Bank;

(e)	“Bank Act” means the Bank Act (Canada);

(f)	“business day” means any day, other than a Saturday, Sunday or any day on which major banks are closed for business in Montréal, Quebec; Edmonton, Alberta or Toronto, Ontario;

(g)	“common shares” means common shares in the capital of the Bank;

(h)	“Consideration” means consideration consisting of that number of Purchaser Common Shares equal to the Exchange Ratio per Exchangeable Share; provided that such consideration shall include an amount of cash in lieu of the issuance of a fractional Purchaser Common Share as determined in accordance with Section 2.2 of the Transaction Agreement.

(i)	“Current Market Price” at any date shall mean the weighted average price per share at which Purchaser Common Shares have traded on the Toronto Stock Exchange during the 20 consecutive trading days ending on a date not earlier than the third day preceding the Automatic Exchange. The weighted average price shall be determined by dividing the aggregate sale price of all Purchaser Common Shares sold on the said exchange, during the said 20 consecutive trading days, by the total number of Purchaser Common Shares so sold;

(j)	“Depositary” means [■];

(k)	“Dissent Rights” means the rights of dissent in respect of the Transaction provided for pursuant to section 277 of the Bank Act;

(l)	“Dissent Share” means an Exchangeable Share issued at the Effective Time (as defined in Section 1 of By-Law Three (Capital) of the By-Laws) to a person who was at the Effective Time a Dissenting Shareholder in respect of the common share which was changed into such Exchangeable Share;

(m)	“Dissenting Shareholder” means a registered holder of a common share who, in connection with the Transaction, has exercised Dissent Rights in strict compliance with section 277 of the Bank Act;

(n)	“Exchange Ratio” means [■][2] Purchaser Common Shares for each Exchangeable Share;

(o)	“Fair Value” means fair value as determined by a court under section 277 of the Bank Act or subject to Section 2.3 of the Transaction Agreement, as agreed between the Bank and the holder;

(p)	“holder” means a registered holder of an Exchangeable Share;

(q)	“Purchaser” means National Bank of Canada;

(r)	“Purchaser Common Shares” means the common shares in the capital of Purchaser;

(s)	“Purchaser Convertible Security” means any security convertible into, exchangeable or exercisable for, or otherwise carrying the right to acquire Purchaser Common Shares, including rights, options or warrants to acquire Purchaser Common Shares;

(t)	“Transaction” means the transactions contemplated by and provided for in the Transaction Agreement; and

(u)	“Transaction Agreement” means the transaction agreement made between the Bank and the Purchaser as of June 11, 2024 as the same may be amended from time to time.

1.2	Non-Business Day

If any day on which or by which any other action is required to be taken hereunder is not a business day, then such action shall be required to be taken on the next succeeding day that is a business day.

1.3	Herein, Hereto, etc.

The words “herein”, “hereto”, “hereof” and similar words refer, unless the context clearly indicates the contrary, to the whole of the Exchangeable Share Provisions and not to any particular article, section, subsection, clause or paragraph thereof.

1.4	Number and Gender

Words importing the singular number only shall include the plural and vice versa, words importing the use of any gender shall include all genders and words importing persons shall include firms and corporations and vice versa.

2.	Dividends

2.1	Ranking

The Exchangeable Shares shall rank junior to the First Preferred shares and any other shares of the Bank which by their terms rank senior to the Exchangeable Shares and shall rank equally with the common shares and any other shares of the Bank which by their terms rank equally with the Exchangeable Shares or the common shares with respect to priority in the payment of dividends.

2.2	Dividends

Subject to the prior rights of the holders of the First Preferred shares and any other shares of the Bank which by their terms rank senior to the Exchangeable Shares with respect to priority in the payment of dividends, the holders of Exchangeable Shares shall be entitled to receive dividends proportionately on a share for share basis with holders of the common shares as and when declared by the board of directors of the Bank out of the monies properly applicable to the payment of dividends.

[2]	Note to Completion: To be the Exchange Ratio set forth in the Transaction Agreement unless adjusted pursuant to the terms thereof prior to the implementation of the By-Laws Amendment.

3.	Rights on Dissolution, Etc.

3.1	Ranking

The Exchangeable Shares shall rank junior to the First Preferred shares and any other shares of the Bank which by their terms rank senior to the Exchangeable Shares and shall rank equally with the common shares and any other shares of the Bank which by their terms rank equally with the Exchangeable Shares with respect to priority in the distribution of assets of the Bank in the event of the liquidation, dissolution, winding-up or other distribution of assets of the Bank for the purpose of winding up its affairs, whether voluntary or involuntary.

3.2	Entitlement on Dissolution, Etc.

Subject to the prior rights of the holders of the First Preferred shares and any other shares ranking senior to the Exchangeable Shares with respect to priority in the distribution of assets of the Bank in the event of the liquidation, dissolution, winding-up or other distribution of assets of the Bank for the purpose of winding-up its affairs, whether voluntary or involuntary, the holders of Exchangeable Shares shall be entitled to share proportionately on a share for share basis with holders of common shares and any other shares of the Bank which by their terms rank equally with the Exchangeable Shares or the common shares in the distribution of the remaining assets of the Bank in such event.

4.	Voting

Subject to the Act, the holders of the Exchangeable Shares shall be entitled to receive notice of, to attend and vote at all meetings of the shareholders of the Bank on the same basis as a holder of common shares.

5.	Exchange; Dissent Shares

5.1	Automatic Exchange

Each Exchangeable Share shall be transferred automatically to Purchaser at the Automatic Exchange Time in exchange for:

(a)	where such Exchangeable Share is not a Dissent Share, the Consideration; or

(b)	where such Exchangeable Share is a Dissent Share, the right to be paid Fair Value,

in each case without further action by the holders thereof, by the Bank or by Purchaser.

5.2	Settlement on Exchange

(a)	At the Automatic Exchange Time and upon the occurrence of the Automatic Exchange, Purchaser Common Shares and cash deposited with the Depositary by Purchaser in accordance with the Transaction Agreement shall be held by the Depositary for the benefit of the former holders of Exchangeable Shares (other than Dissent Shares) entitled thereto.

(b)	At the Automatic Exchange Time, the Bank, on behalf of all former holders of Exchangeable Shares, shall issue, or shall cause its transfer agent to issue, to Purchaser a certificate representing all the Exchangeable Shares transferred to Purchaser, and each such former holder is hereby deemed to have authorized the issuance of such certificate on its behalf in respect of its proportionate interest in such certificate.

(c)	Any certificate which immediately prior to the Automatic Exchange Time represented outstanding common shares, other than a certificate held by a Dissenting Shareholder who is ultimately entitled to be paid an amount equal to the fair value of the common shares held by such Dissenting Shareholder, but was exchanged pursuant to Section 5.1, that has not been deposited, together with all other instruments reasonably required by the Depositary, with the Depositary on or prior to the fifth anniversary of the Automatic Exchange Time shall cease to represent a claim or interest of any kind or nature to the Consideration. On such date, the Consideration (and any dividends or distributions with respect thereto, including cash in lieu of fractional shares) to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Purchaser, together with all entitlements to dividends, distributions, cash and interest in respect thereof held for such former holder. None of the Bank, Purchaser or the Depositary shall be liable to any person in respect of any Purchaser Common Shares (or any dividends or distributions with respect thereto, including cash in lieu of fractional shares) delivered to a public official pursuant to and in compliance with any applicable abandoned property, escheat or similar laws.

6.	Adjustment of Exchange Ratio

6.1	Purchaser Share Reorganization

If Purchaser shall set an effective date or record date that is prior to the Automatic Exchange Time for the:

(a)	issue of Purchaser Common Shares or Purchaser Convertible Securities to all or substantially all the holders of the Purchaser Common Shares as a stock dividend or otherwise;

(b)	subdivision of the outstanding Purchaser Common Shares into a greater number of shares; or

(c)	consolidation of the outstanding Purchaser Common Shares into a smaller number of shares,

(any such event referred to in (a), (b) or (c) being called a “Purchaser Share Reorganization”), the Exchange Ratio shall be adjusted effective immediately after the effective date or record date, as the case may be, on which the holders of Purchaser Common Shares are determined for the purpose of the Purchaser Share Reorganization by multiplying the Exchange Ratio in effect immediately prior to such effective date or record date by a fraction, the denominator of which shall be the number of Purchaser Common Shares outstanding on such effective date or record date before giving effect to such Purchaser Share Reorganization and the numerator of which shall be the number of Purchaser Common Shares outstanding immediately after giving effect to such Purchaser Share Reorganization (including, in the case where Purchaser Convertible Securities are distributed, the number of Purchaser Common Shares that would have been outstanding had such Purchaser Convertible Securities been exchanged or exercised for or converted into Purchaser Common Shares on such effective date or record date).

6.2	Rights Offerings

If Purchaser shall fix a record date that is prior to the Automatic Exchange Time for the issue of rights, options or warrants to all or substantially all of the holders of Purchaser Common Shares under which such holders are entitled, during a specified period (the “Rights Period”), to subscribe for or purchase Purchaser Common Shares (“Purchaser Rights”) or Purchaser Convertible Securities (“Purchaser Convertible Rights”) at a price per share to the holder (or at an exchange or conversion price per share during the Rights Period to the holder in the case of Purchaser Convertible Securities issuable pursuant to the exercise of the Purchaser Convertible Rights) of less than 95% of the Current Market Price on the record date for such issue (any of such events being called a “Rights Offering”), the Exchange Ratio shall be adjusted effective immediately after the end of the Rights Period by multiplying the Exchange Ratio in effect immediately prior to the end of the Rights Period by a fraction:

(a)	the denominator of which shall be the aggregate of:

(i)	the number of Purchaser Common Shares outstanding as of the record date for the Rights Offering; and

(ii)	a number determined by dividing: (A) either: (I) in the case of Purchaser Rights, the product of the number of Purchaser Common Shares issued or subscribed for during the Rights Period upon the exercise of the Purchaser Rights and the price at which such Purchaser Common Shares were so issued or subscribed for; or (II) in the case of Purchaser Convertible Rights, the product of the exchange, exercise or conversion price of the Purchaser Convertible Securities during the Rights Period and the number of Purchaser Common Shares which would be issued if the Purchaser Convertible Securities issued or subscribed for under the Rights Offering were converted into or exchanged or exercised for Purchaser Common Shares during the Rights Period; by (B) the Current Market Price as of the record date for the Rights Offering; and

(b)	the numerator of which shall be the aggregate of:

(i)	the number of Purchaser Common Shares outstanding as of the record date for the Rights Offering; and

(ii)	either: (A) in the case of Purchaser Rights, the number of Purchaser Common Shares issued or subscribed for during the Rights Period upon the exercise of the Purchaser Rights; or (B) in the case of Purchaser Convertible Rights, the number of Purchaser Common Shares which would be issued if the Purchaser Convertible Securities issued or subscribed for under the Rights Offering were converted into or exchanged for Purchaser Common Shares during the Rights Period, provided that no adjustment shall be made if the result thereof would be to decrease the Exchange Ratio in effect immediately prior to such record date. For the purposes of this Section 6.2, the price at which Purchaser Common Shares are issued or subscribed for pursuant to a Purchaser Right shall include any consideration paid or payable to Purchaser to acquire the Purchaser Right and upon the exercise of the Purchaser Right and the exchange, exercise or conversion price of a Purchaser Convertible Security shall include any consideration paid or payable to Purchaser to acquire the Purchaser Convertible Right and upon the exercise of the Purchaser Convertible Right and the Purchaser Convertible Security.

6.3	Special Distributions

If Purchaser shall fix a record date that is prior to the Automatic Exchange Time for the issue or the distribution to all or substantially all the holders of Purchaser Common Shares of: (a) securities of Purchaser; (b) evidences of Purchaser’s indebtedness; or (c) any cash, property or other assets, and if and to the extent that, in any such case, such issuance or distribution does not constitute (i) a Purchaser Share Reorganization, (ii) a Rights Offering, (iii) an issuance or distribution which Purchaser is permitted to make without the consent of the Bank pursuant to the terms of the Transaction Agreement, or (iv) an issuance or distribution which Purchaser is permitted to make only with the prior written consent of the Bank pursuant to the Transaction Agreement, to which the Bank has so consented, and in respect of which the board of directors of the Bank has determined that no adjustment under this Section 6.3 is required (any of such non-excluded events being herein called a “Special Distribution”), the Exchange Ratio shall be adjusted effective immediately after such record date by multiplying the Exchange Ratio in effect on such record date by a fraction:

(a)	the denominator of which shall be:

(i)	the product of the number of Purchaser Common Shares outstanding on such record date and the Current Market Price on such record date; less

(ii)	the fair market value, as determined by agreement of the Bank and Purchaser, to the holders of Purchaser Common Shares of such securities, evidences of indebtedness or property or other assets so issued or distributed in the Special Distribution and which shall be net of any consideration paid therefore by the holders of Purchaser Common Shares; and

(b)	the numerator of which shall be the number of Purchaser Common Shares outstanding on such record date multiplied by the Current Market Price on such record date;

provided that no such adjustment shall be made if the result thereof would be to decrease the Exchange Ratio in effect immediately prior to such record date.

6.4	Capital Reorganizations

If prior to the Automatic Exchange Time there shall be a reclassification of Purchaser Common Shares at any time outstanding or a change of the Purchaser Common Shares into other shares or into other securities (other than a Purchaser Share Reorganization), or a consolidation, amalgamation or merger of Purchaser with or into any other corporation or other entity (other than a consolidation, amalgamation or merger which does not result in any reclassification of the outstanding Purchaser Common Shares or a change of the Purchaser Common Shares into other shares), or a transfer of all or substantially all of the undertaking, property or assets of Purchaser to another corporation or entity (other than a transfer to one or more wholly-owned direct or indirect subsidiaries of Purchaser) (any of such events being herein called a “Capital Reorganization”), each holder of Exchangeable Shares shall be entitled to receive, and shall accept, in lieu of the number of Purchaser Common Shares to which such holder was entitled upon such Automatic Exchange, the aggregate number of shares, other securities or other property which such holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, the holder of Exchangeable Shares had been the registered holder of the number of Purchaser Common Shares to which such holder was therefore entitled upon such Automatic Exchange.

6.5	Rules and Procedures for Adjustment to Exchange Ratio

The following rules and procedures shall be applicable to the changes or adjustments of the Exchange Ratio made pursuant hereto:

(a)	the adjustments in the Exchange Ratio provided for herein are cumulative, and shall be computed to the nearest 1⁄100th; no adjustment in the Exchange Ratio shall be required unless a change of at least 1% of the then prevailing Exchange Ratio would result; provided, however, that any adjustment which, except for the provisions of this Section 6.5(a), would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment;

(b)	in the absence of a resolution of the directors of Purchaser fixing a record date for a Special Distribution or a Rights Offering, Purchaser shall be deemed to have fixed as the record date therefor the date on which the Special Distribution or Rights Offering is effected; and

if Purchaser shall set a record date to determine the holders of the Purchaser Common Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights or shall enter into an agreement, arrangement or understanding or make a proposal to issue Purchaser Common Shares or Purchaser Convertible Securities and shall, thereafter and before the distribution to such shareholders of any such dividend, distribution or subscription or purchase rights or the issuance of such Purchaser Common Shares or Purchaser Convertible Securities, as the case may be, legally abandon its plan to pay or deliver such dividend, distribution or subscription or purchase rights or to issue such securities, then no adjustment in the Exchange Ratio shall be required by reason of the setting of such record date or the entering into of such agreement, arrangement or understanding of the making of such proposal.

7.	Conversion

7.1	Conversion Right

The Exchangeable Shares shall be convertible into common shares at the option of the holder at any time and from time to time after the occurrence of the Automatic Exchange on the basis of one common share for each Exchangeable Share converted.

7.2	Conversion Procedure

The conversion right provided for in Section 7.1 may be exercised by notice in writing given to the Bank at its registered office or to the Depositary at its principal office in Toronto accompanied by the certificate or certificates representing the Exchangeable Shares in respect of which such conversion right is being exercised. Such notice shall be signed by such holder or his duly authorized attorney or agent and shall specify the number of Exchangeable Shares which the holder desires to have converted. If less than all the Exchangeable Shares represented by a certificate or certificates accompanying any such notice are to be converted, the holder shall be entitled to receive a new certificate representing the Exchangeable Shares represented by the surrendered certificate or certificates which are not to be converted.

Appendix D
Fairness Opinion

June 11, 2024

The Board of Directors and Special Committee of the Board of Directors

Canadian Western Bank

10303 Jasper Avenue NW, Suite 3000
Edmonton, Alberta T5J 3X6

Members of the Board of Directors and Special Committee of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common shares (the “Bank Common Shares”) in the capital of Canadian Western Bank (the “Bank”) of the Exchange Ratio (as defined below) in the proposed acquisition of the Bank (the “Transaction”) by National Bank of Canada (the “Purchaser”). Pursuant to a transaction agreement (the “Agreement”) to be entered into between the Bank and the Purchaser, each Bank Common Share (other than as owned beneficially by the Purchaser and its subsidiaries that has not been allocated to a segregated or other investment fund established and maintained by any such subsidiary) will be exchanged for one exchangeable share in the capital of the Bank (the “Bank Exchangeable Shares”), the Purchaser will acquire the Bank Exchangeable Shares, and each holder of Bank Exchangeable Shares (other than those Bank Exchangeable Shares in respect of which the holder thereof has validly exercised dissent rights) will receive, for each Bank Exchangeable Share, 0.4500 of a common share (the “Exchange Ratio”) in the capital of the Purchaser (the “Purchaser Common Shares”), all pursuant to the Agreement and an amendment to the by-laws of the Bank under the Bank Act (Canada). Following such acquisition, the Purchaser will convert the Bank Exchangeable Shares acquired by it into Bank Common Shares on a one-for-one basis. We refer to the holders of Bank Common Shares that receive Purchaser Common Shares pursuant to the Transaction as the “Shareholders”.

We and our affiliates comprise a full service securities firm and a commercial bank engaged in securities trading and brokerage activities, as well as providing investment banking, asset management, financing, and financial advisory services and other commercial and investment banking products and services to a wide range of corporations and individuals.

In connection with preparing our opinion, we have (i) reviewed a draft dated June 11, 2024 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Bank and the Purchaser and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Bank and the Purchaser with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Bank Common Shares and the Purchaser Common Shares and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the managements of the Bank and the Purchaser relating to their respective businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Bank and the Purchaser with respect to certain aspects of the Transaction, and the past and current business operations of the Bank and the Purchaser, the financial condition and future prospects and operations of the Bank and the Purchaser, the effects of the Transaction on the financial condition and future prospects of the Bank and the Purchaser, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Bank and the Purchaser or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Bank, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Bank or the Purchaser under any federal, provincial or state laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Bank and the Purchaser to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Bank, and will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Bank and the Purchaser in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Bank with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Bank or the Purchaser or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio to the Shareholders in the proposed Transaction and we express no opinion as to the fairness of any consideration to be paid in connection with the Transaction to the holders of any other class of securities, creditors or other stakeholders of the Bank or as to the underlying decision by the Bank to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Exchange Ratio applicable to the Shareholders in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Bank Common Shares or the Purchaser Common Shares will trade at any future time.

We have acted as financial advisor to the Bank with respect to the proposed Transaction and will receive a fee from the Bank for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Bank has agreed to indemnify us for certain liabilities arising out of our engagement.

Please be advised, during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Bank. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Purchaser, for which we and such affiliates have received customary compensation. Such services during such period have included acting as joint lead bookrunner on a bond offering in January 2023. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common shares of each of the Bank and the Purchaser.

In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Bank and the Purchaser for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments. Specifically, we and certain of our affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Bank and the Purchaser and, from time to time, may have executed or may execute transactions on behalf of one or more of the foregoing for which we or such affiliates received or may receive compensation. Further, we and certain of our affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to the Bank and the Purchaser and may provide banking or other financial services to one or more of the foregoing in the ordinary course of business.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Transaction is fair, from a financial point of view, to the Shareholders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities Canada Inc. This letter is provided solely to the Board of Directors of the Bank and the Special Committee of the Board (in their capacities as such) in connection with and for the purposes of its evaluation of the Transaction and may not be used or relied upon by any other person. This opinion does not constitute a recommendation to any shareholder of the Bank as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information circular mailed to shareholders of the Bank but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES CANADA INC.

Appendix E

Section 277 of the Bank Act

Right to dissent

277 (1) A holder of shares of a bank may dissent if the bank resolves to carry out a going-private transaction or squeeze-out transaction that affects those shares.

Payment for shares

(2) In addition to any other right that the shareholder may have, but subject to subsection (25), a shareholder who complies with this section is, when the action approved by the resolution from which the shareholder dissents becomes effective, entitled to be paid by the bank the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted by the shareholders.

No partial dissent

(3) A dissenting shareholder may claim under this section only with respect to all of the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(4) A dissenting shareholder shall send to the bank, at or before any meeting of shareholders at which a resolution referred to in subsection (2) is to be voted on by the shareholders, a written objection to the resolution unless the bank did not give notice to the shareholder of the purpose of the meeting and their right to dissent.

Notice that resolution was adopted

(5) The bank shall within 10 days after the day on which the shareholders adopt the resolution send to each shareholder who sent an objection under subsection (4) notice that the resolution was adopted. If it is necessary for the Minister or Superintendent to approve the transaction within the meaning of subsection 973(1) before it becomes effective, the bank shall send notice within 10 days after the approval. Notice is not required to be sent to a shareholder who voted for the resolution or one who has withdrawn their objection.

Demand for payment

(6) A dissenting shareholder shall within 20 days after receiving the notice referred to in subsection (5) – or, if they do not receive it, within 20 days after learning that the resolution was adopted by the shareholders – send to the bank a written notice containing

(a)	their name and address;

(b)	the number and class of shares in respect of which they dissent; and

(c)	a demand for payment of the fair value of those shares.

Share certificates

(7) A dissenting shareholder shall within 30 days after sending a notice under subsection (6) send the certificates representing the shares in respect of which they dissent to the bank or its transfer agent.

Forfeiture

(8) A dissenting shareholder who fails to comply with subsection (7) has no right to make a claim under this section.

Endorsing certificate

(9) A bank or its transfer agent shall endorse on any share certificate received in accordance with subsection (7) a notice that the holder is a dissenting shareholder under this section and shall without delay return the share certificates to the dissenting shareholder.

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Suspension of rights

(10) On sending a notice under subsection (6), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section. However, the shareholder’s rights are reinstated as of the date the notice was sent if:

(a)	the shareholder withdraws the notice before the bank makes an offer under subsection (11);

(b)	the bank fails to make an offer in accordance with subsection (11) and the shareholder withdraws the notice; or

(c)	the directors revoke under section 220 the special resolution that was made in respect of the going-private transaction or squeeze-out transaction.

Offer to pay

(11) A bank shall, no later than seven days after the later of the day on which the action approved by the resolution from which the shareholder dissents becomes effective and the day on which the bank received the notice referred to in subsection (6), send to each dissenting shareholder who sent a notice

(a)	a written offer to pay for their shares in an amount considered by the directors of the bank to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (25) applies, a notice that it is unable to lawfully pay dissenting shareholders for their shares.

Same terms

(12) Every offer made under subsection (11) for shares of the same class or series is to be on the same terms.

Payment

(13) Subject to subsection (25), a bank shall pay for the shares of a dissenting shareholder within 10 days after the day on which an offer made under subsection (11) is accepted, but the offer lapses if the bank does not receive an acceptance within 30 days after the day on which the offer is made.

Court may fix fair value

(14) If a bank fails to make an offer under subsection (11) or if a dissenting shareholder fails to accept an offer, the bank may, within 50 days after the day on which the action approved by the resolution from which the shareholder dissents becomes effective or within any further period that a court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application

(15) If a bank fails to apply to a court under subsection (14), a dissenting shareholder may apply to a court for the same purpose within a further period of 20 days or within any further period that the court may allow.

Venue

(16) An application under subsection (14) or (15) is to be made to a court having jurisdiction where the bank’s head office is situated or, if the bank carries on business in the province in which the dissenting shareholder resides, in that province.

No security for costs

(17) A dissenting shareholder is not required to give security for costs in an application made under subsection (14) or (15).

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